SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2010

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the English translation of the Financial Statements for the six-month period ended on December 31, 2009 and on December 31, 2008 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

IRSA Inversiones y Representaciones

Sociedad Anónima and subsidiaries

Free translation of the Unaudited

Consolidated Financial Statements

For the six-month periods

Beginning on July 1, 2009 and 2008

and ended December 31, 2009 and 2008

IRSA Inversiones y Representaciones Sociedad Anónima

Company Corporate domicile:	Bolívar 108 1º Floor – Autonomous City of Buenos Aires

Principal activity:	Real estate investment and development

Financial Statements as of December 31, 2009

Presented in comparative form

Stated in thousands of Pesos

Fiscal year No. 67 beginning July 1st, 2009

DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE

Of the By-laws:	June 23, 1943

Of last amendment:	February 12, 2008

Registration number with the Superintendence of Corporations:	213,036

Duration of the Company:	Until April 5, 2043

Controlling Company:	Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Corporate Domicile:	Moreno 877, floor 23th, Autonomous City of Buenos Aires

Principal Activity:	Agricultural, livestock and real estate investment

Shareholding:	57.12%

Information related to subsidiary companies is shown in Note 1.a.

CAPITAL COMPOSITION (Note 13 a. to the Unaudited Basic Financial Statements)

		In thousands of pesos
Type of share	Authorized for Public Offer of Shares (*)	Subscribed	Paid in
Common share, 1 vote each	578,676,460	578,676	578,676

(*)	Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Unaudited Consolidated Balance Sheets as of December 31, 2009 and June 30, 2009

In thousands of pesos (Notes 1, 2 and 3)

Free translation from the original prepared in Spanish for publication in Argentina

	December 31, 2009	June 30, 2009
ASSETS
CURRENT ASSETS
Cash and banks (Note 5)	44,679	66,562
Investments (Note 6)	286,478	335,234
Accounts receivable, net (Note 7)	286,253	263,471
Other receivables and prepaid expenses (Note 8)	201,946	201,703
Inventories (Note 9)	83,252	24,899

Total Current Assets	902,608	891,869

NON-CURRENT ASSETS
Accounts receivable, net (Note 7)	22,912	6,626
Other receivables and prepaid expenses (Note 8)	193,119	196,766
Inventories (Note 9)	149,897	164,933
Investments (Note 6)	1,328,636	1,001,654
Fixed assets, net (Note 10)	2,646,821	2,720,506
Intangible assets, net	27,708	18,559

Subtotal Non-Current Assets	4,369,093	4,109,044

Negative goodwill, net (Note 11)	(42,565)	(64,926)

Total Non-Current Assets	4,326,528	4,044,118

Total Assets	5,229,136	4,935,987

LIABILITIES
CURRENT LIABILITIES
Trade accounts payable (Note 12)	264,813	229,542
Mortgages payable (Note 13)	—	1,930
Customer advances (Note 14)	135,947	96,843
Short-term debt (Note 15)	359,720	349,243
Salaries and social security payable (Note 16.a)	29,424	35,863
Tax payable (Note 16.b)	103,067	147,883
Other liabilities (Note 17)	57,340	110,992

Total debts	950,311	972,296

Provisions	2,224	2,594

Total Current Liabilities	952,535	974,890

NON-CURRENT LIABILITIES
Trade accounts payable (Note 12)	50,822	67,300
Customer advances (Note 14)	137,018	150,357
Long-term debt (Note 15)	1,104,552	1,044,725
Taxes payable (Note 16.b)	84,018	61,254
Other liabilities (Note 17)	54,392	71,881

Total debts	1,430,802	1,395,517

Provisions	7,012	5,537

Total Non-Current Liabilities	1,437,814	1,401,054

Total Liabilities	2,390,349	2,375,944

Minority interest	510,583	464,381
SHAREHOLDERS’ EQUITY	2,328,204	2,095,662

Total Liabilities and Shareholders’ Equity	5,229,136	4,935,987

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Saúl Zang Vice-President I Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Unaudited Consolidated Statements of Income

For the six-month periods beginning on July 1, 2009 and 2008 and ended December 31, 2009 and 2008

In thousands of pesos, except “earnings per share” (Notes 1, 2 and 3)

Free translation from the original prepared in Spanish for publication in Argentina

	December 31, 2009	December 31, 2008
Revenues	656,595	541,363
Costs	(230,477)	(244,312)

Gross profit	426,118	297,051

Gain from recognition of inventories at net realizable value	13,935	6,909
Selling expenses	(91,079)	(127,121)
Administrative expenses	(83,237)	(85,710)

Subtotal	(160,381)	(205,922)

Net gain (loss) from retained interest in securitized receivables	26,105	(42,231)

Operating income (Note 4)	291,842	48,898

Amortization of negative goodwill, net	826	1,167

Financial results generated by assets:
Interest income and unrealized results from investments	11,227	3,682
Interest on discounting assets	2,946	(6,928)
Gain (loss) on financial operations	18,312	(35,466)
Gain on hedge operations	—	8,970
Foreign exchange gain	38	30,754

Subtotal	32,523	1,012

Financial results generated by liabilities:
Interest on discounting liabilities	(170)	53
Foreign exchange loss	(513)	(118,064)
Gain on repurchase of debt (Note 23.A.2 and Note 18.1 Unaudited Basic Financial Statements)	—	41,128
Loss on hedge operations (Note 25)	(2,582)	—
Interest expense and others	(78,046)	(63,101)

Subtotal	(81,311)	(139,984)

Financial results, net	(48,788)	(138,972)

Gain (loss) on equity investees	143,130	(47,312)
Other expenses, net (Note 18)	(8,446)	(1,848)

Income (loss) before taxes and minority interest	378,564	(138,067)

Income tax and MPIT	(84,662)	13,607
Minority interest	(29,589)	25,445

Net income (loss)	264,313	(99,015)

Earnings (loss) per share
Basic net income (loss) per share (Note 26)	0.457	(0.171)
Diluted net income (loss) per share (Note 26)	0.457	(0.171)

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Saúl Zang Vice-President I Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Unaudited Consolidated Statements of Cash Flows (1)

For the six-month periods beginning on July 1, 2009 and 2008 and ended December 31, 2009 and 2008

In thousands of pesos (Notes 1, 2 and 3)

Free translation from the original prepared in Spanish for publication in Argentina

	December 31, 2009	December 31, 2008
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of the beginning of the year	185,942	389,004
Cash and cash equivalents as of the end of the period	113,127	140,714

Net decrease in cash and cash equivalents	(72,815)	(248,290)

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) for the period	264,313	(99,015)
Plus (less) income tax and MPIT	84,662	(13,607)
Adjustments to reconcile net income to cash flows from operating activities:
•(Gain) loss on equity investees	(143,130)	47,312
•Amortization of negative goodwill, net	(826)	(1,167)
•Minority interest	29,589	(25,445)
•Allowances and provision	35,223	74,433
•Depreciation and amortization	80,769	66,738
•Financial results, net	(25,889)	113,440
•Trust participation results, net	(26,105)	42,231
•Fixed assets retirement	6,681	—
•Gain from recognition of inventories at net realizable value, net	(13,935)	(6,909)
•Gain from barter of inventories	—	(2,867)
•Gain for repurchase of debt	—	(41,128)
Changes in certain assets and liabilities net of non-cash transactions and effects of acquisitions:
•Decrease (increase) in current investments	10,630	(74,377)
•Increase in accounts receivable, net	(8,561)	(48,107)
•Decrease (increase) in other receivables and prepaid expenses	9,206	(78,059)
•Decrease in inventories	6,265	967
•Increase in other intangible assets, net	—	(1,340)
•(Decrease) increase in taxes payable and social security payable	(127,129)	27,253
•Increase in customer advances	23,956	51,241
•Decrease in trade accounts payable	(4,673)	(61,987)
•Increase (decrease) in accrued interest	2,690	(1,865)
•Increase (decrease) in other liabilities	6,841	(13,742)

Net cash provided by (used in) operating activities	210,577	(46,000)

CASH FLOWS FROM INVESTING ACTIVITIES:
•Increase in interest of related parties	(103,091)	(70,949)
•Acquisitions and improvements of fixed assets	(34,693)	(149,382)
•Acquisitions (sale) of undeveloped parcels of land	(23,668)	3,725
•Increase in other investments	(24,712)	—
•Increase in intangible assets	(1,484)	—
•Payments for the acquisition of shares in related companies	(78,788)	—
•Loans granted to related parties	(30,585)	—
•Outflow for the acquisition of shares, net of the cash collected	(8,622)	—
•Advance sale of Tarshop S.A.’s shares	20,422	—
•Charge (increase) in granted loans	56	(970)

Net cash used in investing activities	(285,165)	(217,576)

CASH FLOWS FROM FINANCING ACTIVITIES:
•Payment of short-term and long-term debt, and mortage payables	(68,892)	(49,803)
•Increase in bank overdrafts, net	30,256	92,312
•Re purchase of debt	(12,000)	(29,303)
•Income for issuance of Negotiable Obligations emission, net of expenses	79,782	—
•Capital contribution by minority owners in related companies	24,883	24,164
•Payments of dividends	(52,256)	(22,084)

Net cash provided by financing activities	1,773	15,286

NET DECREASE IN CASH AND CASH EQUIVALENTS	(72,815)	(248,290)

(1)	Includes cash, bank and investments with a realization term not exceeding three months.

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Saúl Zang Vice-President I Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Unaudited Consolidated Statements of Cash Flows (Continued)

For the six-month periods beginning on July 1, 2009 and 2008 and ended December 31, 2009 and 2008

In thousands of pesos (Notes 1, 2 and 3)

Free translation from the original prepared in Spanish for publication in Argentina

	December 31, 2009	December 31, 2008
Supplemental cash flow information
•Interest paid	79,524	100,262
•Income tax paid	34,083	13,356

Non-cash activities:
•Increase in inventories through a decrease on fixed assets, net	39,504	11,199
•Decrease in inventories through a decrease in customer advances	—	15,285
•Transfer of undeveloped parcels of land to inventories	—	101
•Decrease in accounts payable through a decrease in undeveloped parcels of land	—	5,445
•Increase in other receivable and prepaid expenses through a decrease in undeveloped parcels of land	—	4,065
•Increase in accounts receivable, net through a decrease in other receivables and prepaid expenses	—	19,434
•Increase in accounts receivable, net through a decrease in non-fund investments	41,146	31,630
•Increase in fixed assets through an increase in trade accounts payable	7,723	24,368
•Increase in goodwill through a decrease in minority interest	—	8,150
•Increase in minority interest, through a decrease in other liabilities	14,512	—

Composition of cash and cash equivalents at the period end
Cash and Banks	44,679	64,773
Current investments	286,478	248,999

Total cash and banks and current investments as per balance sheet	331,157	313,772

Less: (items not considered cash and cash equivalents)
•Retained interest in securitized receivables of CPs	138,633	104,248
•Mutual funds	55,481	55,022
•Public shares	24,516	2,561
•TDFs	9,376	12,058
•Mortgage bonds issued by Banco Hipotecario S.A.	1,032	860
•Other investments	54	48
•Bonds	—	9,212
•Allowance for impairment	(11,062)	(10,951)

Cash and cash equivalents	113,127	140,714

Acquisition of Subsidiaries
- Accounts receivable, net	11	—
- Other receivable and prepaid expenses	1,022	—
- Investment	395	—
- Fixed assets, net	289	—
- Intangible assets, net	11,278	—
- Trade accounts payable	(2,718)	—
- Salaries and social security payable	(87)	—
- Tax payable	(27)	—
- Other liabilities	(5,294)	—

Net value of assets of non cash transaction	4,869	—

- Cash collected	13	—

Net value of assets	4,882	—

- Minority interest	(897)	—
- Goodwill	21,478	—

Company value	25,463	—

- Cash collected	(13)	—
- Amount funded by sellers	(14,574)	—
- Advanced amount	(2,254)	—

Outflow of funds for the acquisition of Subsidiaries	8,622	—

Saúl Zang Vice-President I Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to Unaudited Consolidated Financial Statements

For the six-month periods beginning on July 1, 2009 and 2008 and ended December 31, 2009 and 2008

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1: BASIS OF CONSOLIDATION—CORPORATE CONTROL

a. Basis of consolidation

The Company has consolidated its unaudited balance sheets at December 31, 2009 and June 30, 2009 and the unaudited statements of income and cash flows for the six-month periods ended December 31, 2009 and 2008 line by line with the unaudited financial statements of its subsidiaries, following the procedure established in Technical Resolution No. 21 of the Federacion Argentina de Consejos Profesionales de Ciencias Economicas (“F.A.C.P.C.E.”) and approved by the Consejo Profesional de Ciencias Economicas de la Ciudad Autónoma de Buenos Aires and by the National Securities Commission.

All significant intercompany balances and transactions have been eliminated in consolidation.

The unaudited Consolidated Financial Statements include the assets, liabilities and results of operations of the following subsidiaries of which the Company holds a direct interest:

	December 31, 2009	June 30, 2009	December 31, 2009	June 30, 2009
COMPANIES	DIRECT AND INDIRECT % OF CAPITAL		DIRECT AND INDIRECT % OF VOTING SHARES

Patagonian Investment S.A. (1)	—	100.00	—	100.00
Ritelco S.A.	100.00	100.00	100.00	100.00
Palermo Invest S.A. (1)	100.00	100.00	100.00	100.00
Pereiraola S.A.I.C.I.F.y A.	100.00	100.00	100.00	100.00
Inversora Bolívar S.A. (1)	100.00	100.00	100.00	100.00
Quality Invest S.A.	100.00	100.00	100.00	100.00
E-Commerce Latina S.A.	100.00	100.00	100.00	100.00
Solares de Santa María S.A.	90.00	90.00	90.00	90.00
Hoteles Argentinos S.A.	80.00	80.00	80.00	80.00
Alto Palermo S.A. (“APSA”)	63.35	63.34	63.35	63.34
Llao Llao Resorts S.A.	50.00	50.00	50.00	50.00
Tyrus S.A.	100.00	100.00	100.00	100.00
Nuevas Fronteras S.A. (1)	76.34	—	76.34	—

(1)	See Note 16 2. to the Unaudited Basic Financial Statement

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1: (Continued)

a. (continued)

In addition, the assets, liabilities and results of operations of the Company subsidiaries (of which the Company holds a direct interest) that follow have been included in the Unaudited Consolidated Financial Statements, applying the proportionate consolidation method.

	December 31, 2009	June 30, 2009	December 31, 2009	June 30, 2009
COMPANIES	DIRECT AND INDIRECT % OF CAPITAL		DIRECT AND INDIRECT % OF VOTING SHARES
Rummaala S.A (2) (3)	—	50.00	—	50.00
Cyrsa S.A. (“CYRSA”) (2)	50.00	50.00	50.00	50.00
Canteras Natal Crespo S.A. (1)	50.00	50.00	50.00	50.00

(1)	The Company holds joint control of this company with Euromayor S.A.
(2)	The Company holds joint control with Cyrela Brazil Realty S.A. Empreendimentos y Partiçipacões (see Note 22 A.1.).
(3)	Merged with CYRSA as from October 1st, 2009.

b. Comparative Information

Balances items as of June 30, 2009 shown in these unaudited financial statements for comparative purposes arise from audited annual financial statements for the year then ended.

Balances for the six-month period ended December 31, 2009 of income and cash flows statements are shown for comparative purposes with the same period of the previous fiscal year.

Figures as of June 30, 2009 and December 31, 2008 have been subject to certain reclassifications required in order to present these figures comparatively with those stated as of December 31, 2009.

NOTE 2: CONSIDERATION OF THE EFFECTS OF INFLATION

The unaudited financial statements have been prepared in constant monetary units, reflecting the overall effects of inflation through August 31, 1995. From that date and until December 31, 2001 the government discontinued the restatement of the financial statements due to a period of monetary stability. From January 1st, 2002 up to February 28, 2003 the effects of inflation were recognized due to the existence of an inflationary period. As from that date again, the restatement of the financial statements was discontinued.

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2: (Continued)

This criterion is not in line with current professional accounting standards, which establish that the financial statements should be restated through September 30, 2003. However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the consolidated financial statements taken as a whole.

The rate used for restatement of items was the domestic whole revenue price index published by the National Institute of Statistics and Census.

NOTE 3: SIGNIFICANT ACCOUNTING POLICIES

The unaudited financial statements of the subsidiaries mentioned in Note 1 a., have been prepared on a consistent basis with those applied by the Company. The Note 1 to the Unaudited Basic Financial Statements details the most significant accounting policies. Below are the most relevant accounting policies adopted by the subsidiaries, which are not included in that note.

a. Revenue recognition

In addition to the description in the Unaudited Basic Financial Statements:

•	Revenues from admission rights, leases and services

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly revenues (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross revenues).

Furthermore, pursuant to the rent escalation clause in most leases, the tenant’s Base Rent generally increases between 7% and 12% each year during the term of the lease. Minimum rental income is recognized on the accrued criteria.

Certain lease agreements contain provisions, which provide for rents based on a percentage of revenues or based on a percentage of revenues volume above a specified threshold. APSA determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts.

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 3: (Continued)

a. (Continued)

Thus, these contingent rents are not recognized until the required thresholds are exceeded.

Generally, APSA’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six-months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

Additionally, APSA charges its tenants a monthly administration fees related to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers operations. The administration fee is prorated among the tenants according to their leases, which varies from shopping center to shopping center. Administration fees are recognized monthly when earned.

In addition to rent, tenants are generally charged “admission rights”, a non-refundable admission fee that tenants may be required to pay upon entering into a lease or upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized using the straight-line method over the life of the respective lease agreements.

•	Lease agent operations

Fibesa S.A., company in which Alto Palermo S.A. has an interest of 99.99996%, act as the leasing agent for APSA bringing together the Company and potential lessees for the retail space available in certain of the APSA’s shopping centers. Fibesa S.A.’s revenues are derived primarily from collected commissions calculated as a percentage of the final rental income value and admission rights. Revenues are recognized at the time that the transaction is successfully concluded.

•	Credit card operations “Consumer Financing”

Revenues derived from credit card transactions consist in commissions and financing income, charges to clients for life and disability insurance and for

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 3: (Continued)

a. (Continued)

statements of account, among other. Commissions are recognized at the time the merchants’ transactions are processed, while the rest financial income is recognized when accrued. Income generated from granting consumer loans mainly includes financial interests, which are recognized by the accrued method during the period irrespective of whether collection has or has not been made.

•	Hotel operations

The Company recognizes revenues from its rooms, catering and restaurant facilities as accrued on the close of each business day.

b. Investments

•	Current Investments

Current investments include retained interests in securitized receivables pursuant to the securitization programs of Tarshop with a realization term not exceeding twelve months, which have been accounted for under the equity method, net of the corresponding allowances for impairment, if applicable. Mutual funds, government and mortgage bonds are carried at their market value at the end of the period/year and time deposits are carried at face value plus accrued interest at the end of the year

•	Equity investees and other non-current investments

Include retained interests in securitized receivables, which have been accounted for under the equity method, net of the corresponding allowances for impairment, if applicable.

In addition, the ownership interests held in entities over which the Company does not exert control, common control or significant influence have been measured for accounting purposes at cost plus any declared dividends.

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 3: (Continued)

c. Intangible assets, net

Intangible assets are carried at cost restated as mentioned in Note 2, less accumulated amortization and corresponding allowances for impairment in value. Included in the Intangible Assets caption are the following:

•	Trademarks

Trademarks include the expenses and fees related to their registration.

•	Pre-operating and organization expenses

Those expenses are amortized by the straight-line method in 3 years, beginning as from the date of opening.

The value of the intangible assets does not exceed their estimated recoverable value at period/year end, respectively.

d. Negative goodwill, net

i) Negative goodwill: Negative goodwill represents the excess of the fair value of net assets of the subsidiaries at the percentage of participation acquired over the acquisition cost. If the value of the identified tangible and intangible assets exceeds the purchase price paid: (i) the acquired intangible assets are not recognized because they would entail an increase in the negative goodwill arising from these acquisitions at the time of the purchase and (ii) the excess will be treated as negative goodwill as follows: (a) the portion related to the expectations of future losses will be recognized in the income statements for the same periods in which such losses are incurred; (b) the amount not in excess of the equity interest over the non-monetary assets of the issuer will be recognized as negative goodwill and (c) the amount that exceeds the non-monetary assets will be recognized in the statement of income at the time of the purchase.

Goodwill has been restated following the guidelines mentioned in Note 2 and amortization has been calculated by the straight-line method based on an estimated useful life considering the weighted-average of the remaining useful life of identifiable assets acquired subject to depreciation.

ii) Goodwill: The goodwill represents the excess of the acquisition cost over the net assets’ current value of the business acquired to the share percentage.

Amortizations were calculated through the straight line method on the basis of an estimated useful life considering the weight average of the remaining useful life of the assets acquired.

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 3: (Continued)

d. (continued)

The residual value of goodwill arising from acquisition of net assets and shares in companies has been shown in the “Negative goodwill, net” caption. Amortizations were classified in the “Amortization of the Negative Goodwill” caption of the statement of income. Goodwill related to the acquisition of interest in subsidiaries is included in non-current investments.

Values thus obtained do not exceed the respective estimated recoverable values at period/year end.

e. Liabilities in kind related to barter transactions

Liabilities in kind corresponding to obligations to deliver units to be built are valued considering the cost of the assets received. The Company estimates that this value exceed the cost of construction of the units to deliver plus additional costs to transfer the assets to the creditor. Liabilities in kind have been shown in the “Trade account payables”.

NOTE 4: NET OPERATING INCOME BY BUSINESS UNIT

The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Accordingly, the Company has six reportable segments. These segments are Development and Sale of properties, Office and other Non-Shopping center Rental Properties, Shopping centers, Hotel Operations, Consumer financing, and financial operations and others. As mentioned in Note 1, the unaudited Consolidated Statements of income were prepared following the guidelines of Technical Resolution No. 21 of the FACPCE.

A general description of each segment follows:

•	Development and Sale of properties

This segment includes the operating results of the Company’s construction and sale of property business.

•	Office and other Non-Shopping center Rental Properties

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4: (Continued)

This segment includes the operating results of the Company’s lease and service revenues of office space and other building properties from tenants.

•	Shopping centers

This segment includes the operating results of the activity of Company’s shopping centers principally comprised of lease and service revenues from tenants.

•	Hotel operations

This segment includes the operating results of the Company’s hotels principally comprised of room, catering and amenities of restaurant revenues.

•	Consumer financing

This segment manages the Company’s portfolio of credit card and personal loan accounts issued by Tarshop S.A., APSA’s subsidiary.

•	Financial operations and others

This segment primarily includes revenues and associated costs generated from the sale of equity securities, other securities-related transactions and other non-core activities of the Company. This segment also includes gain/loss in equity investments of the Company relating to the banking activity and other investments.

The Company measures its reportable segments based on operating result. Inter-segment transactions, if any, are accounted for at current market prices. The Company evaluates performance of its segments and allocates resources to them based on operating result. The Company is not dependent on any single customer.

The accounting policies of the segments are the same as those described in Note 1 to the Unaudited Basic Financial Statements and in Note 3 to the Unaudited Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4: (Continued)

The following information provides the operating results from each business unit:

As of December 31, 2009

	Development and Sale of Properties	Office and Other Non-Shopping center Rental Properties (a)	Shopping Centers	Hotel Operations	Consumer Financing	Financial Operations and Others	Total
Revenues	137,412	78,994	252,214	76,276	111,699	—	656,595
Costs	(42,735)	(15,986)	(74,478)	(49,460)	(47,818)	—	(230,477)
Gross profit	94,677	63,008	177,736	26,816	63,881	—	426,118
Gain from recognition of inventories at net realizable value	13,935	—	—	—	—	—	13,935
Selling expenses	(2,383)	(6,995)	(18,967)	(7,703)	(55,031)	—	(91,079)
Administrative expenses	(13,306)	(17,002)	(19,528)	(15,952)	(16,683)	(766)	(83,237)
Net income from retained interest in securitized receivables	—	—	—	—	26,105	—	26,105

Operating income (loss)	92,923	39,011	139,241	3,161	18,272	(766)	291,842

Depreciation and amortization (b)	204	12,069	56,691	8,845	2,960	—	80,769
Acquisition of fixed assets net and intangible assets	8	1,550	38,868	2,072	1,402	—	43,900
Non-current investments in affiliated companies	26,007	—	—	—	—	849,731	875,738

Operating assets	498,309	926,164	1,818,340	217,711	181,509	68,856	3,710,889
Non-operating assets	60,442	79,710	181,419	31,753	26,884	1,138,039	1,518,247
Total assets	558,751	1,005,874	1,999,759	249,464	208,393	1,206,895	5,229,136

Operating liabilities	30,687	140,917	375,636	37,017	136,834	—	721,091
Non-operating liabilities	289,758	260,077	722,354	176,652	96,623	123,794	1,669,258
Total liabilities	320,445	400,994	1,097,990	213,669	233,457	123,794	2,390,349

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income.

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4: (Continued)

The following information provides the operating results from each business unit:

As of December 31, 2008

	Development and Sale of Properties	Office and Other Non-Shopping center Rental Properties (a)	Shopping Centers	Hotel Operations	Consumer Financing	Financial Operations and Others	Total
Revenues	63,682	70,857	195,284	87,976	123,564	—	541,363
Costs	(48,959)	(14,370)	(53,632)	(51,945)	(75,406)	—	(244,312)
Gross profit	14,723	56,487	141,652	36,031	48,158	—	297,051
Gain from recognition of inventories at net realizable value	6,909	—	—	—	—	—	6,909
Selling expenses	(1,347)	(4,138)	(12,875)	(8,558)	(100,203)	—	(127,121)
Administrative expenses	(10,057)	(15,230)	(26,169)	(17,737)	(16,517)	—	(85,710)
Net income from retained interest in securitized receivables	—	—	—	—	(42,231)	—	(42,231)

Operating income (loss)	10,228	37,119	102,608	9,736	(110,793)	—	48,898

Depreciation and amortization (b)	289	14,925	40,876	7,830	2,818	—	66,738
Acquisition of fixed assets net and intangible assets (c)	10,060	15,948	293,636	2,203	3,439	—	325,286
Non-current investments in affiliated companies (c)	25,332	—	—	—	—	544,191	569,523

Operating assets (c)	467,808	940,280	1,831,428	219,158	153,892	—	3,612,566
Non-operating assets (c)	40,020	74,633	189,244	27,231	20,973	971,320	1,323,421
Total assets (c)	507,828	1,014,913	2,020,672	246,389	174,865	971,320	4,935,987

Operating liabilities (c)	25,379	122,869	413,381	31,236	136,853	—	729,718
Non-operating liabilities (c)	303,808	304,426	672,794	174,765	106,761	83,672	1,646,226
Total liabilities (c)	329,187	427,295	1,086,175	206,001	243,614	83,672	2,375,944

(a)	Include offices, commercial and residential premises.
(b)	Included in operating income.
(c)	Information as of June 30, 2009.

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 5: CASH AND BANKS

The breakdown for this item is as follows:

	December 31, 2009	June 30, 2009
Cash on hand	4,319	3,758
Bank accounts	38,594	61,655
Checks to be deposited	1,766	1,149

	44,679	66,562

NOTE 6: INVESTMENTS

The breakdown for this item is as follows:

	December 31, 2009	June 30, 2009
Current
Mutual funds (2)	122,116	141,011
Retained interest in securitized receivables (1)	138,633	136,231
Stock shares (1)	24,516	21,603
TDFs (1)	9,376	16,490
Time deposits	1,813	15,156
PRE 2009 bonds (1)	—	10,108
PRO 2012 bonds (1)	—	3,987
Mortgage bonds issued by Banco Hipotecario S.A. (1)	1,032	798
Other investments (1)	54	48
Allowance for impairment of investments (1)	(11,062)	(10,198)

	286,478	335,234

Non-current
Banco Hipotecario S.A. (4)	774,971	539,064
Hersha Hospitality Trust (Note 22 A.2.)	68,856	—
Manibil S.A. (Note 14.2 to the Unaudited Basic Financial Statements)	26,007	25,332
Retained interest in securitized receivables	17,260	22,899
Advance payments for the acquisition of shares (Note 22 B.1.)	—	6,250
Banco de Crédito y Securitizacion S.A.	5,904	5,127
Other investments	130	95
Allowance for impairment of investments	(1,456)	(1,891)

	891,672	596,876

Undeveloped parcels of land:
Santa María del Plata	140,414	139,748
Puerto Retiro (3)	54,343	54,380
Plot of land Beruti (Note 22 B.6.)	53,002	52,715
Plot of land Caballito	36,741	36,741
Patio Olmos (Note 22 B.4.)	32,949	32,949
Catalinas Norte’s advances	22,230	—
Pereiraola	21,717	21,717
Torres Rosario plot of land	16,041	15,577
Plot of land Zetol (Note 22 A.5.)	13,296	13,116
Air space Coto (Note 22 B.7.)	13,188	13,188
Other undeveloped parcels of land	15,349	10,764
Canteras Natal Crespo	5,706	5,706
Plot of land Vista al Muelle (Note 22 A.5.)	5,550	1,739
Pilar	3,408	3,408
Torre Jardín IV	3,030	3,030

	436,964	404,778

	1,328,636	1,001,654

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 6: (Continued)

(1)	Not considered cash equivalent for purposes of presenting the Unaudited Statements of Cash Flows.
(2)	As of December 31, 2009 and June 30, 2009 includes; Ps. 55,481 and Ps. 36,787, respectively, corresponding to mutual funds, not considered as cash for the purpose of the Unaudited Statement of Cash Flows.
(3)	See Note 21.A.i).
(4)	As of December 31, 2009, includes Ps. 35,387 and Ps. 20,237 as goodwill and negative goodwill, respectively, and as of June 30, 2009 includes Ps. 36,023 and Ps. 14,557 as goodwill and negative goodwill, respectively. Represents 402,880,630 shares with a quoted value at closing equivalent to Ps. 1.47 per share as of December 31, 2009.

NOTE 7: ACCOUNTS RECEIVABLE, NET

The breakdown for this item is as follows:

	December 31, 2009		June 30, 2009
	Current	Non-Current	Current	Non-Current
Leases and services receivables	79,526	411	75,113	1,413
Notes receivables	8,429	1,073	7,461	1,278
Credits cards receivables	3,280	—	1,161	—
Consumer financing receivables (Tarshop)	144,775	20,153	141,570	6,490
Checks to be deposited	69,482	—	62,230	—
Receivables from the sale of properties	8,074	2,973	8,713	153
Leases and debtors under legal proceedings	36,901	—	34,583	—
Hotel receivables	12,602	—	7,713	—
Receivables with collection agents (Tarshop)	4,683	—	5,070	—
Pass-through expenses receivables	36,455	—	37,689	—
Debtors under legal proceedings	1,169	—	1,320	—
Related parties (Note 19)	7,596	—	9,812	—
Less:
Allowance for doubtful accounts	(126,719)	(1,698)	(128,964)	(2,708)

	286,253	22,912	263,471	6,626

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8: OTHER RECEIVABLES AND PREPAID EXPENSES

The breakdown for this item is as follows:

	December 31, 2009		June 30, 2009
	Current	Non-Current	Current	Non-Current
Metropolitan 885 Third Ave. LLC, put option (Note 22 A.3.)	45,879	—	44,877	—
Related parties (Note 19)	36,426	25,308	12,526	22,513
Receivable from the sale of shares (1)	34,580	—	34,553	—
Prepaid expenses and services	29,474	1,979	25,413	3,733
Value Added Tax (“VAT”)	12,432	71,394	1,821	71,400
Guarantee deposits re. securitization programs (Note 24 B.4.)	5,311	188	6,782	999
MPIT	5,180	42,557	4	40,799
Gross revenue tax prepayment	4,828	2,194	2,789	1,989
Guarantee of defaulted credits (Note 21. A.ii))	4,000	—	4,206	—
Receivable for third party services offered in Tarshop store	3,822	—	2,746	—
Advances to Directors fees, net	3,792	—	—	—
Income tax, net	1,504	—	13,719	—
Miscellaneous debtors	932	393	5,424	—
Financial operations to liquidate (Note 19)	—	—	36,089	—
Deferred Income Tax	—	60,624	—	71,320
Mortgage receivable	—	2,208	—	2,208
Less:
Allowance for doubtful mortgage receivable	—	(2,208)	—	(2,208)
Present value—other receivables	—	(16,395)	—	(19,341)
Others	13,786	4,877	10,754	3,354

	201,946	193,119	201,703	196,766

(1)	See Note 4(1) to the Unaudited Basic Financial Statements.

NOTE 9: INVENTORIES

The breakdown for this item is as follows:

	December 31, 2009		June 30, 2009
	Current	Non-Current	Current	Non-Current
Plot 1 c) Dique III	—	—	54	—
El Encuentro (3)	831	9,473	1,802	8,193
Abril	1,348	688	2,932	742
Rivadavia 2768	251	—	251	—
Horizons (Note 22 A.1.)	63,480	84,552	—	106,391
Credit from barter transaction of Caballito (Cyrsa) (2)	—	18,970	—	18,970
Credit from barter transaction of Caballito (Koad) (1)	13,140	17,122	15,828	11,795
Credit from barter transaction of Rosario (Note 22 B.5.)	—	11,023	—	11,023
Caballito plot of land	—	6,722	—	6,653
Inventories (hotel operations)	2,972	—	2,676	—
Other inventories	1,230	1,347	1,356	1,166

	83,252	149,897	24,899	164,933

(1)	See Note 5 (i) to the Unaudited Basic Financial Statements.
(2)	See Note 5 (iii) to the Unaudited Basic Financial Statements.
(3)	See Note 5 (ii) to the Unaudited Basic Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 10: FIXED ASSETS, NET

The breakdown for this item is as follows:

	December 31, 2009	June 30, 2009
Hotels
Llao-Llao	82,424	86,691
Intercontinental	55,825	57,109
Libertador	41,988	43,069
Bariloche plots of land (Note 13)	21,900	21,900

	202,137	208,769

Office buildings
Edificio República	222,128	224,478
Torre BankBoston	156,546	157,894
Bouchard 551	151,734	152,898
Intercontinental Plaza	84,414	86,517
Dique IV	66,978	66,984
Bouchard 710	65,772	66,283
Maipú 1300	38,979	39,670
Costeros Dique IV	19,405	19,699
Libertador 498	19,050	27,199
Suipacha 652	11,162	11,388
Avda. De Mayo 595	4,603	4,723
Dock del Plata	3,184	12,691
Libertador 602	2,584	2,633
Sarmiento 517	341	355
Rivadavia 2768	230	243
Madero 1020	229	269
Edificios Costeros (Dique II)	—	17,373

	847,339	891,297

Commercial real estate
Museo Renault	4,830	4,877
Abril	2,585	2,686
Constitución 1111	919	940

	8,334	8,503

Other fixed assets
Santa María del Plata	12,496	12,496
Constitución 1159	5,173	5,173
Thames	3,899	3,899
Alto Palermo Park	549	548
Others	4,010	4,082

	26,127	26,198

Shopping Center
Dot Baires	575,358	557,852
Abasto	167,722	172,586
Alto Palermo	145,684	156,665
Patio Bullrich	93,545	96,903
Mendoza Plaza	83,104	85,294
Alto Avellaneda	78,338	84,624
Alto Rosario	78,263	79,436
Paseo Alcorta	72,165	74,020
Córdoba Shopping—Villa Cabrera (Note 24 B.1.)	67,294	69,195
Financial advance for fixed assets purchase (Note 22 B.2.)	31,354	27,252
Alto Noa	22,500	23,081
Neuquén Project (Note 24 B.2.)	12,298	12,127
Buenos Aires Design	10,059	11,306
Other fixed assets	106,596	116,485
Other properties	18,604	18,913

Subtotal Shopping Center	1,562,884	1,585,739

Total	2,646,821	2,720,506

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 11: NEGATIVE GOODWILL, NET

The breakdown for this item is as follows:

	December 31, 2009	June 30, 2009
Goodwill:
Arcos del Gourmet S.A.	20,873	—
Alto Palermo S.A.	19,957	20,670
Tarshop S.A.	6,588	6,897
Torre BankBoston	5,794	5,899
Museo Renault	3,195	3,276
Fibesa S.A.	1,369	2,395
Conil S.A.	506	—
Baicom Networks S.A.	174	—

Subtotal goodwill	58,456	39,137

Negative goodwill:
Alto Palermo S.A.	(44,834)	(46,365)
Palermo Invest S.A.	(41,297)	(42,290)
Empalme S.A.I.C.F.A. y G.	(8,766)	(9,084)
Mendoza Plaza Shopping S.A.	(5,825)	(5,988)
Emprendimiento Recoleta S.A.	(299)	(336)

Subtotal negative goodwill	(101,021)	(104,063)

Total negative goodwill, net	(42,565)	(64,926)

NOTE 12: TRADE ACCOUNTS PAYABLE

The breakdown for this item is as follows:

	December 31, 2009		June 30, 2009
	Current	Non-Current	Current	Non-Current
Suppliers (1)	183,821	38,655	134,178	58,862
Accruals	72,265	—	87,237	—
Related parties (Note 19)	5,016	—	7,088	8,438
Loans to shareholders of subsidiaries	2,265	12,167	—	—
Other	1,446	—	1,039	—

	264,813	50,822	229,542	67,300

(1)	As of December 31, 2009 and June 30, 2009 includes Ps. 47,593 and Ps. 46,451 non-current, respectively; that reflects the liabilities in kind associated to the acquisition of properties in Vicente López (See Note 22 A.1.).

NOTE 13: MORTGAGES PAYABLE

The breakdown for this item is as follows:

	December 31, 2009		June 30, 2009
	Current	Non-Current	Current	Non-Current
Mortgage payable plot of land Bariloche (1)	—	—	1,930	—

	—	—	1,930	—

(1)	In December 2006, Llao Llao Resorts S.A. acquired several plots of land in San Carlos de Bariloche, in the province of Río Negro, for US$ 7,000 paid as follows: US$ 4,200 in cash and the balance with a mortgage over the land acquired, payable in 36 monthly, equal and consecutive installments of US$ 86 each, with the first installment maturing in January 2007. Such installments included the amortization of principal and interest calculated by application of the French system at an annual 7% over balances. In December 2009, the last installment was canceled. The mortgage cancellation in the Registry of Property is in process.

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 14: CUSTOMER ADVANCES

The breakdown for this item is as follows:

	December 31, 2009		June 30, 2009
	Current	Non-Current	Current	Non-Current
Customers advances	58,537	42,743	30,601	56,822
Admission rights	49,795	62,717	45,392	60,626
Lease advances (1)	27,615	31,558	20,850	32,909

	135,947	137,018	96,843	150,357

(1)

(a)	Includes balances owed to NAI INTERNATIONAL II. INC., due to the financing agreement enclosed by Empalme S.A.I.C.F.A. y G. (See note 24 B.1).

(b)	As of December 31, 2009 and June 30, 2009 includes Ps. 10,741 and 8,122, respectively, from Wal-Mart Argentina S.R.L. in the context of a rent contract entered into with Panamerican Mall S.A. (APSA’s subsidiary), for a 30 years’ term.

NOTE 15: SHORT-TERM AND LONG–TERM DEBT

The breakdown for this item is as follows:

	December 31, 2009		June 30, 2009
	Current	Non-Current	Current	Non-Current
Bank loans (1)	135,312	76,566	178,654	76,611
Bank overdrafts	120,795	—	90,539	—
Seller financings (2)	51,981	11,907	28,895	8,609
Non convertible notes—2017 (3) (Note 19)	19,313	564,607	19,297	563,719
Non convertible notes—APSA 2017 US$ 120 M—(4) (Note 19)	2,649	284,449	2,679	284,171
APSA 2014 Convertible Notes (5)	2,645	58,861	2,610	58,814
Non convertible notes—APSA 2012 Ps. 154 M (6)	26,621	39,798	26,569	52,801
Non convertible notes—APSA 2011 Ps. 55 M (7)	362	43,571	—	—
Non convertible notes—APSA 2011 US$ 6 M (7)	42	24,793	—	—

	359,720	1,104,552	349,243	1,044,725

(1)	Balances as of December 31, 2009 includes mainly:

(a)	Ps. 27,651 as a current balance and Ps. 76,513 as a non-current balance related to debt for purchase República building.

(b)	Ps. 20,028 correspond to Hoteles Argentinos S.A.’s mortgage loan. (Note 21 A.(ii))

(c)	Ps. 87,633 as a current balance and Ps. 53 as a non-current balance related to loans granted by different financial institutions (mainly Ps. 60,000 granted by Banco Nación and Ps. 9,500 granted by Banco Ciudad)

(2)	The balance as of December 31, 2009 includes mainly:

(a)	Ps. 16,621 as a current balance related to the debt for purchase Beruti plot of land (Note 22.B.6.)

(b)	Ps. 8,550 related to the debt from acquisition of Zetol S.A. (See Note 22 A.5.)

(c)	Ps. 23,945 corresponding to Tyrus debt as result of the purchase of shares of Banco Hipotecario S.A. (Note 22 A.4.)

(d)	Ps. 11,026 related to the debt from acquisition of Arcos del Gourmet S.A. (Note 22 B.1.).

(3)	See Note 17 to the Unaudited Basic Financial Statement.
(4)	See Note 23.A.2. Disclosed net of the notes held by the Company for Ps. 152,291 and of issuance debt costs to be accrued for Ps. 2,391.
(5)	Corresponds to the outstanding balance of convertible notes into shares (“CNB”) issued originally by APSA for an outstanding amount of US$ 50,000, as detailed in Note 23 A.1., net of the CNB underwritten by the Company for Ps. 126,024.
(6)	See Note 23 A.2. Disclosed net of the notes held by the Company for Ps. 33,417 and issuance debt costs to be accrued debt for Ps. 134.
(7)	See Note 23 A.2.

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 16.a: SALARIES AND SOCIAL SECURITY PAYABLE

The breakdown for this item is as follows:

	December 31, 2009	June 30, 2009
Provision for vacation	20,778	25,986
Social Security payable	8,086	8,990
Salaries payable	238	299
Others	322	588

	29,424	35,863

NOTE 16.b: TAXES PAYABLES

The breakdown for this item is as follows:

	December 31,2009		June 30, 2009
	Current	Non-Current	Current	Non-Current
VAT payable, net	45,841	—	44,139	—
Income tax provision, net	29,013	—	14,042	—
MPIT, net	4,841	—	17,081	8
Gross revenue tax payable	4,730	1,138	4,397	1,138
Provision for tax on shareholders personal assets	4,613	—	2,158	—
Tax payment facilities plan and tax amnesty plan for Income Tax	4,385	22,397	23,193	20,704
Tax retentions to third parties	2,297	—	3,385	—
Gross revenue tax facilities	467	2,110	357	2,433
Deferred Income Tax	—	58,373	—	36,971
Tax payment facilities plan for VAT	—	—	31,437	—
Tax payment facilities plan for MPIT	—	—	1,137	—
Others	6,880	—	6,557	—

Total	103,067	84,018	147,883	61,254

NOTE 17: OTHER LIABILITIES

The breakdown for this item is as follows:

	December 31, 2009		June 30, 2009
	Current	Non-current	Current	Non-current
Loans with shareholders of related parties	—	36,432	837	47,388
Payables to National Parks Administration (Note 20)	10,173	—	10,223	—
Guarantee deposits	4,882	4,421	5,228	4,795
Bellow market leases (2)	3,169	—	3,722	1,308
Liabilities for financial operations to liquidate (Note 19)	—	—	78,788	—
Accrual for directors fees (1) (Note 19)	—	—	2,068	—
Contributed leasehold improvements (Note 24 B .3.)	470	9,729	470	9,964
Related parties (Note 19)	5,785	—	138	—
Present value—other liabilities	—	(123)	—	(164)
Directors’ guarantee deposits (Note 19)	—	12	—	20
Advance sale of Tarshop S.A. shares (Note 22 B.3.(ii))	20,422	—	—	—
Commitment to provide (Note 22 A.3.)	2,272	3,428	2,270	3,425
Hedging operations (Notes 19 and 25)	—	—	243	—
Dividends payables	1,158	—	—	—
Others	9,009	493	7,005	5,145

Total	57,340	54,392	110,992	71,881

(1)	Disclosed net of advances to director’s fees for Ps. 14,521 as of June 30, 2009.
(2)	See Note 1.5.l. to the Unaudited Basic Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 18: OTHER EXPENSES, NET

The breakdown for this item is as follows:

	December 31, 2009	December 31, 2008
Other income:
Recovery of allowances	71	—
Others	388	1,088

Subtotal other income	459	1,088

Other expenses:
Tax on shareholder’s personal assets	(2,548)	(931)
Donations	(3,159)	(257)
Provision for contingencies	(44)	(32)
Unrecoverable VAT	(1,295)	(1,436)
Others	(1,859)	(280)

Subtotal other expenses	(8,905)	(2,936)

Total Other expenses, net	(8,446)	(1,848)

NOTE 19: COMPANIES UNDER LAW No. 19,550 SECTION 33 AND OTHER RELATED PARTIES

Balances as of December 31, 2009, compared to the balances as of June 30, 2009, as well as the Unaudited Statement of Income balances for the six-month period ended December 31, 2009 and 2008, held with related companies, persons and shareholders are as follows:

Related Parties	Relationship	Item	Gain (loss) for the period ended		Assets and liabilities at
			12.31.09	12.31.08	12.31.09	06.30.09
Shareholders	Shareholders	Other expenses, net—tax on Shareholders personal assets	(202)	(274)	—	—
Baicom Networks S.A.	Subsidiary	Other receivable and prepaid expenses—non-current	—	—	277	—
Banco Hipotecario S.A.	Subsidiary (direct or indirect)	Accounts receivables, net current	—	—	131	5
Cactus S.A.	Related party	Trade account payable-current	—	—	3	3
Cactus S.A.	Related party	Accounts receivables, net current	—	—	14	13
Canteras Natal Crespo S.A	Joint control	Accounts receivables, net current	—	—	224	193
Canteras Natal Crespo S.A	Joint control	Other receivable and prepaid expenses	—	—	1,037	864
Canteras Natal Crespo S.A	Joint control	Sale and fees for services	24	24	—	—
Canteras Natal Crespo S.A.	Joint control	Interest	50	39	—	—
Consorcio Libertador	Related party	Sale and fees for services	51	61	—	—
Consorcio Libertador	Related party	Leases	5	5	—	—
Consorcio Libertador	Related party	Accounts receivables, net current	—	—	539	528
Consorcio Libertador	Related party	Trade account payable-current	—	—	81	122
Consorcio Libertador	Related party	Other receivable and prepaid expenses-current	—	—	16	4
Consorcio Libertador	Related party	Other liabilities—current	—	—	39	—
Consorcio Dock del Plata	Related party	Sale and fees for services	117	—	—	—
Consorcio Dock del Plata	Related party	Accounts receivables, net current	—	—	844	344
Consorcio Dock del Plata	Related party	Other receivable and prepaid expenses-current	—	—	1	26
Consorcio Dock del Plata	Related party	Trade account payable-current	—	—	6	46
Consultores Assets Management S.A.	Related party	Accounts receivables, net current	—	—	641	539
Consultores Assets Management S.A.	Related party	Other receivable and prepaid expenses—current	—	—	2	5
Consultores Assets Management S.A.	Related party	Trade account payable-current	—	—	7	7
Cresud S.A.C.I.F. y A.	Shareholders	Share services-payroll	—	—	—	—
Cresud S.A.C.I.F. y A.	Shareholders	Interest and exchange differences	(753)	(193)	—	—
Cresud S.A.C.I.F. y A.	Shareholders	Sale and fees for services	1,879	—	—	—
Cresud S.A.C.I.F. y A.	Shareholders	Leases	626	—	—	—
Cresud S.A.C.I.F. y A.	Shareholders	Interest	(5,390)	(1,428)	—	—
Cresud S.A.C.I.F. y A.	Shareholders	Interest	375	—
Cresud S.A.C.I.F. y A.	Shareholders	Costs	—	(271)	—	—
Cresud S.A.C.I.F. y A.	Shareholders	Coverage operations	(2,582)	—	—	—
Cresud S.A.C.I.F. y A.	Shareholders	Interest and exchange differences	—	—	—	—
Cresud S.A.C.I.F. y A.	Shareholders	Accounts receivables, net current	—	—	2,444	5,777
Cresud S.A.C.I.F. y A.	Shareholders	Other receivable and prepaid expenses—current	—	—	30,799	7,594
Cresud S.A.C.I.F. y A.	Shareholders	Trade account payable-current	—	—	3,379	5,565
Cresud S.A.C.I.F. y A.	Shareholders	Short-term debt	—	—	4,670	4,666
Cresud S.A.C.I.F. y A.	Shareholders	Long-term debt	—	—	144,918	144,863

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 19: (Continued)

Related Parties	Relationship	Item	Gain (loss) for the period ended		Assets and liabilities at
			12.31.09	12.31.08	12.31.09	06.30.09
Cresud S.A.C.I.F. y A.	Shareholders	Other liabilities-current	—	—	3,775	135
Cresud S.A.C.I.F. y A	Shareholders	Other liabilities—coverage operations	—	—	—	243
Cyrsa S.A.	Joint control	Leases	45	138	—	—
Cyrsa S.A.	Joint control	Interest and exchange differences	—	—	—	—
Cyrsa S.A.	Joint control	Accounts receivables, net current	—	—	1,632	1,530
Cyrsa S.A.	Joint control	Trade account payable-current	—	—	981	540
Cyrsa S.A.	Joint control	Other receivable and prepaid expenses	—	—	—	20
Directors	Related party	Administrative expenses directors fees	(5,670)	(10,504)	—	—
Directors	Related party	Interest and exchange differences	(3)	(6)	—	—
Directors	Related party	Other receivable and prepaid expenses—current	—	—	162	191
Directors	Related party	Director’s fees	(6,014)	(5,403)	—	—
Directors	Related party	Trade account payable-current	—	—	29	29
Directors	Related party	Provision for Directors fees	—	—	—	2,068
Directors	Related party	Directors guarantee deposits	—	—	12	20
Directors of Banco Hipotecario S.A.	Related party	Interest and exchange differences	—	(4)	—	—
Dolphin	Related party	Other receivable and prepaid expenses-current	—	—	—	36,089
Dolphin	Related party	Other liabilities-current (Note 22 5)	—	—	—	53,288
Estudio Zang, Bergel y Viñes	Shareholder’s of law firm are director of the company	Cost of legal services	(1,094)	(1,519)	—	—
Estudio Zang, Bergel y Viñes	Shareholder’s of law firm are director of the company	Trade account payable-current	—	—	493	431
Estudio Zang, Bergel y Viñes	Shareholder’s of law firm are director of the company	Other receivable and prepaid expenses-current	—	—	25	20
Estudio Zang, Bergel y Viñes	Shareholder’s of law firm are director of the company	Other liabilities-current	—	—	—	3
Fundación IRSA	Related party	Accounts receivables, net current	—	—	28	22
Fundación IRSA	Related party	Other expenses-donations	(311)	(120)	—	—
Fundación IRSA	Related party	Other receivable and prepaid expenses-current	—	—	2	3
Fundación IRSA	Related party	Trade account payable-current	—	—	—	259
Futuros y Opciones.com S.A.	Related party	Accounts receivables, net current	—	—	5	5
Futuros y Opciones.com S.A.	Related party	Trade account payable-current	—	—	6	6
Hersha Hospitality Trust	Related party	Other receivable and prepaid expenses-current	—	—	758	—
IFISA	Related party	Other liabilities-current (Note 22 5)	—	—	—	25,500
Inversiones Ganaderas S.A.	Related party	Trade account payable-current	—	—	—	1
Metropolitan	Related party	Accounts receivables, net current	—	—	—	—
Metroshop S.A.	Joint control by Tarshop S.A.	Trade account payable-non current	—	—	—	8,438
Metroshop S.A.	Joint control by Tarshop S.A.	Other receivable and prepaid expenses-current	—	—	2,265	2,265
Metroshop S.A.	Joint control by Tarshop S.A	Other receivable and prepaid expenses-non current	—	—	25,027	22,509
Museo de los Niños	Related party	Accounts receivables, net current	—	—	986	811
Museo de los Niños	Related party	Trade account payable-current	—	—	5	5
Parque Arauco S.A.	Shareholders of Alto Palermo S.A. (APSA)	Interest and exchange differences	(2,976)	(9,262)	—	—
Personel	Employees	Interest	55	—	—	—
Advance to personel	Related party	Accounts receivables, net current	—	—	61	6
Advance to personel	Related party	Trade accounts payable-current	—	—	26	52
Advance to personel	Related party	Other receivable and prepaid expenses-current	—	—	1,296	1,521
Advance to personel	Related party	Other receivable and prepaid expenses-non current	—	—	4	4
Advance to personel	Related party	Interest	10	62	—	—
Advance to personel	Related party	Other liabilities—current	—	—	1,971	—
Puerto Retiro S.A.	Subsidiary (direct or indirect)	Accounts receivables, net current	—	—	39	39
Puerto Retiro S.A.	Subsidiary (direct or indirect)	Other receivable and prepaid expenses-current	—	—	5	13
Rummaala S.A.	Joint control	Trade account payable-current	—	—	—	22
Rummaala S.A.	Joint control	Accounts receivables, net current	—	—	8	—
Rummaala S.A.	Joint control	Other receivable and prepaid expenses-current	—	—	—	—
Vanker Hills S.A	Related party	Other receivable and prepaid expenses-current	—	—	8	—

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 20: LAWSUITS AND CLAIMS IN COURSE

•	Provision for unexpired claims against Llao Llao Holding S.A.

The Company Llao Llao Holding S.A. (“LLH”) (in liquidation process following the merger with and into the Company), predecessor of Llao Llao Resorts S.A. (“LLR”) as operator of the Llao Llao Hotel, was sued in 1997 by the National Parks Administration seeking collection of the unpaid balance of the additional sale price, in Argentine External Debt bond (“EDB”) amounting to US$ 2.9 million. A ruling of the court of original jurisdiction sustained the claim. That ruling was appealed, and the Court of Appeals confirmed the judgment of the court of original jurisdiction, demanding payment from the company of US$ 3.8 million, plus interest accrued through payment, penalties and attorney’s fees. In March 2004, LLH paid Ps. 9,156 in cash and EDB.

The plaintiff requested the court of original jurisdiction to initiate an incidental procedure for execution of sentence by performing a settlement through the Ministry of Economy, the procedure having being questioned by LLR. In view of the fact that the information provided was not sufficient to evaluate the amount settled by the Ministry of Economy, it was requested that the execution be suspended until there is a sentence on the complaint recourse filed with the National Supreme Court for the denial of the extraordinary recourse soliciting that the debt be converted to pesos (“pesification”).

On July 2008 the Court of Appeal notified LLR that by means of a resolution dated June 18, 2008 it had confirmed the settlement approved by the court of original jurisdiction.

On March 17, 2009, the National Supreme Court admitted the appeal against and decided to suspend the enforcement of the judgment in so far as the extraordinary appeal lodged by LLR is not resolved.

In accordance with the information provided by the attorneys, the amount to be recorded amounts to Ps.10,173 as of December 31, 2009, such amount being recorded in Other current liabilities—Payables to National Parks Administration.

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 21: RESTRICTED ASSETS

A. IRSA Inversiones y Representaciones Sociedad Anónima

(i)	Puerto Retiro S.A.

On April 18, 2000, Puerto Retiro S.A (indirect subsidiary of IRSA) was notified of a filing made by the National Government, through the Ministry of Defense, to extend the petition in bankruptcy of Inversora Dársena Norte S.A. (Indarsa) to Puerto Retiro S.A. Concurrently with the complaint, at the request of plaintiff, the bankruptcy court granted an order restraining the ability of Puerto Retiro S.A. to sell or dispose in any manner the acquired real estate property from Tandanor S.A. in June 1993.

Indarsa had acquired 90% of the capital stock of Tandanor S.A. to a formerly estate owned company privatized in 1991, engaged in the shipyard industry.

Indarsa did not comply with the payment of the outstanding price for the acquisition of the stock of Tandanor, and therefore the Ministry of Defense requested the bankruptcy of Indarsa, pursuing to extend the bankruptcy to Puerto Retiro S.A.

The evidence steps of the legal procedures have been completed. Puerto Retiro S.A. appealed the precautionary measure, being the same confirmed by the Court on December 14, 2000. The parties have submitted their claims in due time. The file was passed for the judge to issue a pronouncement, this being a decree adjourning the summoning of decisions to pronouncement in the understanding that there exists pre-judgment in respect of the penal cause filed against ex-officers of the Ministry of Defense and ex-directors of the Company. Consequently, the matter will not be solved until there is final judgment in penal jurisdiction.

The Management and legal advisors of Puerto Retiro S.A. estimate that there are legal and technical issues sufficient to consider that the request for bankruptcy will be denied by the court. However, taking the circumstances into account and the progress of the legal action, this position cannot be considered final.

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 21: (Continued)

(ii)	Mortgage guaranteed loan Hoteles Argentinos S.A.

In March 2005, Credit Suisse First Boston (“CSFB”) acquired the debt for US$ 11.1 million of Hoteles Argentinos S.A. (“HASA”), which had been in non-compliance since January 2002. In April 2006 HASA reduced the capital amount payable to US$ 6.0 million. The balance will accrue LIBO interest rate 6 months plus 7.0% and will be paid off in installments, being the last of US$ 5.07 million due in March, 2010.

In addition, two credit default swaps were subscribed. One between IRSA and CSFB for 80% of the restructured debt value, and the other one is between Starwood Hotels and Resorts Worldwide Inc. (Starwood) and CSFB for the remaining 20%. Under these contracts, both companies (IRSA and Starwood) are able to protect CSFB in case of non-compliance with HASA’s obligations. For valuable consideration, IRSA and Starwood will be paid a coupon on a periodical basis. To support the obligations assumed, the Company deposited as guarantee the amount of US$ 1.2 million.

(iii)	The company and subsidiaries still have mortgages on properties as follows:

Properties	Book value as of December 31, 2009
Edificio República	222,128
Plot of land Beruti	53,002
Hotel Libertador	41,988
Caballito plot of land	6,722
Terrenos Bariloche	21,900
Suipacha 652	11,162
Terrenos Caballito	36,741
Plot of land Zetol	13,296
Plot of land Vista al Muelle	5,550

(iv)	The Company maintains a pledge over CYRSA’s shares.

(v)	To guarantee due compliance with all the covenants assumed by Liveck S.A., Zetol S.A.’s and Vista al Muelle S.A.’s minority shareholder pursuant to the stock purchase agreement for Vista al Muelle S.A.’s shares executed on June 11, 2009 and the Addendum to the Agreement dated January 4, 2010 as well as payment of any damages and associated expenses, the parties have reciprocally tendered a security interest consisting in a possessory pledge over the shares of Vista al Muelle S.A. and Zetol S.A.

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 21: (Continued)

B. Alto Palermo S.A (APSA)

(i)

The fixed assets account includes the multiplex cinema building in the Córdoba Shopping Villa Cabrera, which is encumbered by an antichresis to secure the financial payable carried by Empalme S.A.I.C.F.A. y G. (merged into Shopping Alto Palermo S.A. as from January 1st, 2009) had with NAI INTERNATIONAL II Inc. (See Note 24 B.1.).

(ii)	The accounts receivable financial trusts include the contingency and expenses funds of financial trust as credit protection for investors that as of December 31, 2009 amounted to Ps. 4,392. They are restricted availability credits until settlement in accordance with the respective prospectus.

(iii)	As of December 31, 2009, under other current receivables and prepaid expenses, APSA has deposits that are restricted under due to different court attachments.

(iv)	As regards the case “Alto Palermo S.A. with Dirección General Impositiva in re: Appeal”, Case file No. 25.030-I, currently heard by Room A, Office of the 3rd Nomination, the property located at Av. Olegario Andrade 367, Caballito, Buenos Aires City has been encumbered, and its value as of December 31, 2009 amounts to Ps. 36,741 (disclosed in the “Non-current investments- Undeveloped plots of land”).

(v)	Other current investments account includes BONTE 2006 bonds for Ps. 34, which are deposited as rental guarantee.

(vi)	As of December 31, 2009, Tarshop S.A. has granted a pledge over Certificates of Participation related to Fideicomisos Financieros Tarjeta Shopping (“CP”) according to the following detail:

•	To Standard Bank Argentina S.A. CP related to Fideicomisos Financieros Tarjeta Shopping Series XLII; XLIV; XLVI and XLVIII (loan for Ps. 6,909).

•	To Banco Itaú Buen Ayre S.A. CP related to Fideicomiso Financiero Tarjeta Shopping Series XXXIX and XL, (loan for Ps. 3,722).

(vii)	As of December 31, 2009, the plot of land located at Beruti 3351/59, Buenos Aires City, is encumbered by a first mortgage in favor of Dowler Company S.A., in security of the unpaid balance as of the date of purchase for US$ 4.5 million (See Note 22 B.6.).

(viii)	As regards the case styled “Case File N° 88.390/03 with María del Socorro Pedano; for Tres Ce S.A. o Alto Palermo S.A.”, the building located at Av. Virrey Toledo 702, Salta has been encumbered for an amount of Ps. 180 (disclosed in fixed assets, net).

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 21: (Continued)

B. (Continued)

(ix)	Guarantee Tarshop S.A.: On May 13, 2009, the Board of Directors of Alto Palermo S.A. resolved to approve that APSA stands as surety before Banco Itaú for the payment of emerging obligations for Tarshop as regards the organization of a new financial trust with such bank for up to a maximum amount equivalent to 10% of the face value of VDG’s (trust debt securities) subscribed by Banco Itaú. The total maximum amount of this surety stands at Ps. 5,000 and extends through the actual settlement of VDF’s. Likewise, it was resolved that the APSA assumes the obligation to act as Substitute Manager in the eventual case that Tarshop S.A. were removed from its function as Manager under the trust agreement.

(x)	As regards the barter commitment described in Note 22.B.7, the delivery and title deed of Air Space Coto is compromised.

(xi)	Tarshop S.A. has granted cash as guarantee for leases, related to the stores where its branches operate, which are included in Other receivables and prepaid expenses for an amount of Ps. 411.

NOTE 22: ACQUISITION, CONSTITUTION AND RESTRUCTURING OF BUSINESS AND PROPERTY

A. IRSA Inversiones y Representaciones Sociedad Anónima

1. Creation of Cyrsa-Horizons Project.

In January 2007, the Company acquired the total share of the company named Rummaala S.A. (“Rummaala”), the main asset of which was a plot of land located in Vicente López, Province of Buenos Aires. The purchase price was US$ 21.2 million, payable as follows: (i) US$ 4.3 million in cash and (ii) by delivering certain units of the building to be constructed in the plot of land owned by Rummaala in the amount of US$ 17 million. As security for compliance with, the shares acquired were pledged.

Simultaneously with the above transaction, Rummaala acquired a plot of land adjacent to its own in the amount of US$ 15 million, payable as follows: (i) US$ 0.5 million in cash; (ii) by delivering certain units of buildings Cruceros I and II owned by the Company in the amount of US$ 1.24 million and (iii) by delivering certain units of the building to be constructed in the land acquired in the amount of US$ 13.25 million. As security for compliance the Company’s property located at Suipacha 652 was mortgaged. In April, 2007, the Company constituted Cyrsa S.A. (“CYRSA”), to have a legal entity that allows developing a specific project together with one or more investors having the required knowledge and expertise. In August 2007, CYRELA is incorporated with the ownership of 50% of CYRSA capital stock.

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22: (Continued)

A. (Continued)

1. (Continued)

In the same act, the Company contributed 100% of the shareholding of Rummaala and the liability in kind related to the acquisition of a plot of land to CYRSA in the amount of Ps. 21,495 and CYRELA contributed Ps. 21,495 (amount equivalent to the net value of the shares contributed by the Company).

Then, a major real estate development known as “Horizons” was launched on the two plots of land mentioned.

From May 2008, Rummaala (merged with CYRSA as from October 1st, 2009) continued the marketing process of the building units to be constructed on the plot referred to above. Certain clients have made advances by means of signing preliminary sales contracts for 99% of the units to be marketed, which are disclosed in “Customer advances”.

The sale price set forth in these preliminary sales contracts consist of a fixed and determined portion and another portion to be determined in line with the future construction expenses.

The buyer can choose from the following purchase plan:

•	The balance is cancelled in installments and is fully paid at the time of transfer and signature of deeds.

•

Partial cancellation will be on installments payable up to the time of transfer / signatures of deeds, the remaining balance to be financed during 90 months’ term with units having mortgaged guarantees.

Trust preliminary sales agreements, CYRSA has committed to transfer the functional units before February 2011 to the latest.

As of December 31, 2009, the percentage of completion of the Horizons project was 65.11%.

2. Acquisition of Hersha Hospitality Trust (“Hersha”)

On August 4, 2009, through Real Estate Investment Group (REIG), an entity controlled and managed by IRSA, the Company announced the subscription of 5,700,000 ordinary shares representative of approximately 10.4% Hersha’s common stock.

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22: (Continued)

A. (Continued)

2. (Continued)

Together with the acquisition of this shareholding, REIG shall be entitled to an option for a five-year term over a further 5,700,000 additionally ordinary shares at a price of US$ 3 per share. The total price to be paid by REIG for such shares was US$ 14.3 million. Also contemplated in the investment agreements was the appointment of our Chairman and CEO, Mr. Eduardo S. Elsztain, to the position of member of Hersha’s Board of Directors.

As of December 31, 2009, IRSA’s ownership interest in Hersha amounts to 11.30%. Besides, if the purchase option previously mentioned were exercised without any new shares being issued in favor of third parties, IRSA’s stake in Hersha would amount to 19.28%.

Hersha is a Real Estate Investment Trust (REIT) listed in the New York Stock Exchange (NYSE) under the “HT” symbol that holds majority interests in 73 hotels throughout the United States of America totaling approximately 9,294 rooms. These hotels are rated as “select service” and “upscale hotels” and they are mainly located in the Northeast coast of the US, including New York, New Jersey, Boston, Washington D.C. and Philadelphia, whilst a few are located in northern California and some others in Arizona. These properties are operated under franchises that are leaders and enjoy widespread recognition in their markets, such as Marriot International, Intercontinental Hotel Group, Starwood Hotels, Hilton Hotels Corporation, Global Hyatt Corporation and Choice Hotels International.

3. Acquisition of Metropolitan

In July 2008, IRSA (through its subsidiaries) acquired a 30% interest in “Metropolitan 885 Third Ave. LLC” (or “Metropolitan”) whose equity is composed of an office building known as “Lipstick Building” and debt related to that asset. The transaction included the acquisition of (i) a put right excercible until July 2011 to sell a 50% of the interest acquired at the same value paid plus interest at 4.5% per annum and (ii) a right of first offering to acquire a 60% portion of the 5% interest of the shareholding. The price paid in this transaction was US$ 22.6 million.

At June 30, 2009, Metropolitan had incurred losses in excess of the book value at which IRSA carried this investment arising mainly from the allowance for impairment booked in connection with the Lipstick Building. IRSA’s share in these losses exceeds value of the investment booked by IRSA. Therefore, the investment was valued at zero and a liability was recognized and recorded under “Other liabilities” for US$ 1.5 million (equivalent to the maximum amount that IRSA has agreed to contribute in the event of being required to fund Metropolitan’s operations). The put right was revalued accordingly and adjusted to its value at year-end, estimated at US$ 12.1 and disclosed under other receivables.

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22: (Continued)

A. (Continued)

4. Acquisition of shares in Banco Hipotecario

In fiscal year ended as of June 30, 2009, IRSA (through its subsidiaries) acquired, in arm’s length conditions, from Dolphin Fund PLC and from Inversiones Financieras del Sur S.A., 143,627,987 directly from market and shares in Banco Hipotecario in exchange for Ps. 107.6 million. The transaction was recognized by the “acquisition method” (See Note 1.5.I to the Unaudited Basic Financial Statements). As a result of these acquisitions, as of June 30, 2009 IRSA had a 21.34% interest in Banco Hipotecario’s capital stock.

During the semester IRSA (through its Subsidiaries) acquired the equivalent of 82,842,493 shares of BHSA for an amount of US$ 25 million.

The above transaction was recorded by application of the “acquisition method” (See Note 1.5.I. to the Unaudited Basic Financial Statements). The analysis of the current value of assets and liabilities acquired is in the process.

After the above mentioned purchase, as of December 31, 2009, IRSA has 26.86% of the shares of BHSA (without consideration of treasury stock).

5. Acquisition of companies in the Oriental Republic of Uruguay

During the fiscal year ended on June 30, 2009, the Company acquired a 100% ownership interest in Liveck S.A. (Liveck) (a company organized under the laws of the Oriental Republic of Uruguay). On June 30, 2009, the Company sold 50% of its stake in Liveck to Cyrela Brazil Realty S.A. for a price of US$ 1.3 million.

On June 11, 2009, Liveck acquired a 90% interest over the shares of the companies Vista al Muelle S.A. (Vista al Muelle) and Zetol, both property owners in Uruguay’s Canelones Department.

The price of the purchase of all the shares in Zetol, of which 90% was acquired by Liveck and the remaining 10% was acquired by Banzey S.A. (Banzey), had been fixed at US$ 7.0 million, of which:

I) US$ 2.0 million have already been paid.

II) the US$ 5.0 million balance is to be paid in 5 installments of US$ 1.0 million each and tied to the consummation of the release to the market of the real estate projects or within a maximum term of 93 months counted as from the date of acquisition of the Company.

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

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A. (Continued)

5. (Continued)

The balance outstanding on the price accrues an annual 3.5% compensatory interest rate calculated on the total outstanding amount and payable jointly and undividedly with each one of the price balance installments.

The sellers of the shares of Zetol may choose to receive, in lieu of the amounts outstanding in cash (principal plus interest) the ownership rights to the units to be built in the real estate owned by Zetol representative of 12% of the total marketable square meters built.

The price for the purchase and sale of all the shares in Vista al Muelle amounted to US$ 0.8 million, of which:

I) US$ 0.5 million have already been paid.

II) US$ 0.3 million to be paid within a maximum two-year term counted as from the date of the purchase and sale agreement.

An annual 8% compensatory interest rate has been agreed on the outstanding amounts, to be paid jointly and undividedly with each one of the price balance installments.

To guarantee compliance with the duties agreed by Liveck in the above transactions, Ritelco S.A. has tendered a surety bond guaranteeing payment of 45% of the outstanding balance, interest thereon and the option rights of the sellers. As a consequence of the above-mentioned sale of a 50% stake to Cyrela Brazil Realty S.A., there has been a 50% reduction in the original amount of the surety bond.

On December 22, 2009, Vista al Muelle acquired plot of lands for a total of US$ 1.9 million and the terms of payment were:

I) US$ 0.1 million have already been paid.

II) US$ 0.2 million will be paid within the 10 days immediately following the earlier of the date on which the municipal office of the Mayor of Canelones serves conclusive notice of the approval and coming into force of the so-called “Detailed Urban Plan (PUD)” or within a maximum term of 8 months as from the date of execution of the agreement.

III) US$ 1.6 million to be paid by delivering Home Units and/or Retail Stores to be built and representative of a 12% portion of the 65.54% interest resulting from the sum of the prices of all the units appearing on the Price List for the launch to the market of the B Sector (with the parties having signed a boundary plan of said sector).

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In thousands of pesos

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NOTE 22: (Continued)

A. (Continued)

5. (Continued)

Pursuant to the stock purchase agreement for Vista al Muelle’s shares executed on June 11, 2009 and the Addendum to the Agreement dated January 4, 2010, Liveck has agreed to buy the shares held by Ernesto Kimelman or Banzey or a company owned by Ernesto Kimelman (as the case may be), of Vista al Muelle and Zetol and the latter have agreed to sell them, in exchange for the amount of US Dollars or Uruguayan Pesos, as the case may be, that Ernesto Kimelman or Banzey or a company owned by Ernesto Kimelman (as applicable), would have actually contributed to Zetol and Vista al Muelle until the execution of said purchase and sale.

Both parties have agreed that this purchase and sale is dependent upon, and shall be rendered ineffectual if the parties entered into a shareholder agreement no later than April 1, 2010. If no such shareholder agreement is signed, this sale shall be executed and delivered on April 12, 2010.

B. Alto Palermo S.A.

1. Acquisition of shares of Arcos del Gourmet S.A.

During August 2007, APSA exercised an option for subscription of shares of Arcos del Gourmet S.A., a company that holds a concession granted by ONABE.

The price of the option was fixed in US$ 0.6 million and it has been fully cancelled. As of June 30, 2009 the option has been accounted in non-current investments—advances for purchase of shares.

On November 27, 2009, Alto Palermo S.A. acquired 7,916,488 shares of common stock with a face value of Ps. 1, entitled to 1 vote each, representing 80% of the common stock.

The price agreed upon for 40% of acquired shares was fixed at US$ 4.3 million, out of which the amount of US$ 0.3 million has been settled as part of the option price; US$ 2.0 million was paid upon executing the share purchase agreement and the remaining balance shall be paid in two equal annual installments, falling due on November 27, 2010 and November 27, 2011.

For the remaining 40% of shares, the price was fixed at (i) US$ 0.8 million, plus (ii) 20% of the investment required to develop the project. Out of the price indicated in (i), US$ 0.3 million has been settled as part of the option price and US$ 0.5 million will be paid when the Shareholders’ Meeting approves the capital increase of Arcos del Gourmet S.A. for US$ 2.7 million. The portion of the price indicated in (ii) shall be paid upon the possible capital increase required to develop the project, which should be approved by the respective authorities and as agreed by the parties, up to US$ 6.9 million.

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Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

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NOTE 22: (Continued)

B. (Continued)

2. Acquisition of a commercial center goodwill

On December 28, 2007, Alto Palermo S.A. signed an agreement for Partial Transfer of Goodwill with INCSA for acquiring one of the parts of the goodwill established by a Commercial Center where “Soleil Factory” currently develops activities, the transaction being subject to certain conditions. The total price of the operation is US$ 20.7 million of which US$ 8.1 million were paid at the time the preliminary purchase contract was entered into. Such disbursement was recorded as an advance for the purchase of fixed assets.

Once the definitive signature of the goodwill transference has taken place, the remaining amount of US$ 12.6 million will accrue 5% annual interest plus VAT, which will be repaid in 7 annual and consecutive installments. The first interest installment will be paid 365 days after the contract is signed and together with the payment of the last interest installment the total capital owed will be cancelled.

Furthermore, Alto Palermo S.A. signed an offering letter for acquiring, building and running a commercial center in a real estate owned by INCSA, located in the City of San Miguel de Tucumán, Province of Tucumán. This transaction is subject to certain conditions, one of these being that Alto Palermo S.A. partially acquires from INCSA the goodwill established by the commercial center that develops activities in “Soleil Factory”. The price of this transaction is US$ 1.3 million, of which US$ 0.05 million were paid on January 2, 2008. Such disbursement was recorded as an advance for purchase of fixed assets.

3. Tarshop S.A.

i)	Capital increase and capital contributions to Tarshop S.A.

During the course of fiscal year 2009 and due to the international financial context, Alto Palermo S.A. reviewed the general and specific economic prospects for Tarshop S.A.’s business, taking various measures, all of which tend to strengthen the business upon the prevailing economic conditions.

To meet the growing volatility in the international financial context and provide Tarshop S.A. with a capital base according to the prevailing market conditions, during the first quarter of fiscal year 2009, Alto Palermo S.A. decided to participate in a capital increase in Tarshop S.A. for up to the amount of Ps. 60,000, increasing its equity interest in this company from 80% to 93.439%.

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In thousands of pesos

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NOTE 22: (Continued)

B. (Continued)

3. (Continued)

During the second quarter of fiscal year 2009, Alto Palermo S.A. provided financial assistance to Tarshop S.A. for Ps. 105,000, then accepted as irrevocable capital contributions. The capitalization of such irrevocable capital contribution and its subsequent capital increase was decided by Tarshop S.A.’s Extraordinary Shareholder’s Meeting held on October 30, 2009. After this capitalization, the interest in such company stands at 98.5878%.

ii)	Agreement to sell the equity interest in Tarshop S.A.

On December 22, 2009, APSA reported the approval by its Board of Directors of sale, assignment and transfer of 80% of the equity interest in Tarshop S.A. to Banco Hipotecario S.A. Such interest represents 80% of the capital stock issued and outstanding, this is 107,037,152 registered, nonendorsable shares of common stock with a face value of Ps. 1 and entitled to 1 vote each.

The sale price was established at the total and definitive amount of US$ 26.8 million and APSA granted to Banco Hipotecario S.A. the indemnities that are usual in this type of transaction.

In this line of thought, on December 29, 2009, the contractual documents related to the sale of the 80% of Tarshop S.A.’s capital stock to Banco Hipotecario S.A. were subscribed.

It must be noted that the transaction is subject to the authorization and/or approval of the Central Bank of Argentina, under its function of enforcement agency in accordance with current regulations.

Upon executing the agreement, US$ 5.4 million was received as prepayment, disclosed in “Other Liabilities” and the remaining balance of US$ 21.4 million will be collected 5 working days after the Central Bank of Argentina notifies about the authorization, even with conditions to the transaction, whereupon price adjustments considered in the agreement and compliance with other conditions precedent will be taken into account, among which we may underscore the guarantee assumed by Alto Palermo S.A. in connection with the collectability of certain receivables that Tarshop S.A. carries with its subsidiary.

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Notes to the Unaudited Consolidated Financial Statements (Continued)

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NOTE 22: (Continued)

B. (Continued)

3. (Continued)

Subsequently, during January 2010 and related to the restructure operation of its interest in Tarshop S.A., APSA acquired the minority interest (1.4122%) property of the minority shareholder for US$ 0.54 million, thus consolidating what its 20% interest will be as regards Tarshop S.A.’s capital stock in the event the previously mentioned Central Bank approval is registered.

4. Acquisition of the building known as ex-escuela Gobernador Vicente de Olmos (City of Córdoba)

On November 20, 2006, Alto Palermo S.A. acquired the building known as Ex Escuela Gobernador Vicente de Olmos, located in the city of Cordoba through a public bidding in the amount of Ps. 32,522.

The building is under a concession agreement effective for 40 years, falling due in February 2032, which grants the concession holder the commercial exploitation of the property. Such agreement provides for paying a staggered fee in favor of the concession principal which shall be increased by Ps. 2.5 every 47 months. As of the issuance date of these unaudited financial statements, the concession is at the 214 month, with a current monthly fee of Ps. 12.6 while the next increase is scheduled for the 234 month.

On September 25, 2007, the transfer deed of the building was signed with the Government of the Province of Córdoba and the transference of the respective concession contract. As of December 31, 2009 Alto Palermo S.A. has recorded this transaction as non-current investments.

5. Barter with Condominios del Alto S.A.

On October 11, 2007, APSA subscribed with Condominios del Alto S.A. a barter contract in connection with an own plot of land, Plot 2G, located in the City of Rosario, Province of Santa Fe.

As partial consideration for such barter, Condominios del Alto S.A. agreed to transfer the full property, possession and dominium in favor of APSA of the following future properties: (i) fifteen (15) functional housing units (apartments), with an own constructed surface of 1,504.45 square meters, which represent and will further represent jointly 14.85% of the own covered square meters of housing units (apartments) of the building that Condominios del Alto S.A. will build in Plot G, and (ii) fifteen (15) parking spaces, which represent and will further represent jointly 15% of the own covered square meters of parking spaces in the same building.

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NOTE 22: (Continued)

B. (Continued)

5. (Continued)

The parties have determined the value of each undertaking in the amount of US$ 1.1 million. The previously mentioned operation is disclosed under inventory—units under construction.

As a complementary consideration in favor of Alto Palermo S.A., Condominios del Alto S.A. paid US$ 0.015 and establish certain guarantees in favor of APSA.

APSA also granted Condominios de Alto S.A. an acquisition option through barter of plot 2 H. On November 27, 2008, the title deed for the plot of land 2 H was executed for US$ 2.3 million, a value that the parties have determined for each of their considerations. Such transaction is disclosed under inventories.

As partial consideration for the above-mentioned barter, Condominios del Alto S.A. agreed to transfer the full property, possession and ownership in favor of APSA of the following future buildings: (i) forty two (42) functional housing units (apartments), which represent and will further represent jointly 22% of the own covered square meters of housing (apartments) of the building that Condominios del Alto S.A. will construct in plot H; and (ii) forty seven (47) parking spaces, which represent and will further represent jointly 22% of the own covered square meters of parking spaces in the same building.

6. Acquisition of Beruti plot of land

On June 24, 2008, APSA acquired from Dowler Company S.A. a plot of land located at Beruti 3351/3359, between Bulnes street and Coronel Díaz Avenue in Buenos Aires City, near “Shopping Alto Palermo”, a location considered to be strategic for APSA.

The transaction was executed for a total price of US$ 17.8 million out of which, as of the closing date of these unaudited financial statements US$ 13.3 million had been paid and the remaining unpaid balance will be paid off in one installment of US$ 4.5 million, which will due on February 16, 2010 and do not accrue interest. To secure compliance with the settlement of the unpaid balance, the plot of land has been encumbered with a first mortgage in favor of Dowler Company S.A. Such plot of land is disclosed in the account non-current investments—undeveloped parcels of land.

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Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

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NOTE 22: (Continued)

B. (Continued)

7. Barter with Cyrsa S.A.

On September 24, 1997 Alto Palermo S.A. and COTO Centro Integral de Comercialización S.A. (COTO) granted a title deed by which APSA, which then operated under the name of “Sociedad Anónima Mercado de Abasto Proveedor” (SAMAP), acquired the rights to receive the garage parking slots and the rights to increase the height of the building located between the Agüero, Lavalle, Guardia Vieja and Gallo streets, in the Abasto neighborhood.

On July 31, 2008, a conditioned barter commitment was executed by which Alto Palermo S.A. would transfer CYRSA 112 garage parking slots and the rights to increase the height of the property to build two towers buildings on the previously mentioned property, upon compliance with certain conditions.

In consideration, CYRSA would give Alto Palermo S.A. an amount to be determined in the future of units in the building that would be built equivalent to 25% of square meters, which as a whole will be total not less than the amount of 4,053.50 proprietary square meters to be built. Likewise, if any, CYRSA would deliver Alto Palermo S.A. a number of storing units equivalent to 25% of all storage units in the future building.

Additionally and in the case of the conditions which the transaction is subject to are considered to have been met, CYRSA would pay APSA the amount of US$ 0.1 million and would carry out the works at the parking slots that APSA would receive from COTO.

In order for the barter to be effective, certain essential provisions should be complied with by COTO.

Possession of the mentioned assets will be simultaneously granted upon executing the title deed, which will be carried out within 30 running days as from the date on which APSA notifies CYRSA the compliance of the conditions precedent.

The total amount of the transaction between CYRSA and APSA total US$ 5.9 million.

8. “Letter of Intent” Plot of land Paraná.

On June 30, 2009, Alto Palermo S.A. subscribed a “Letter of Intent” by which it stated its intention to acquire a plot of land of about 10,022 square meters located in Paraná, Province of Entre Ríos, to be used to build, develop and exploit a shopping center or mall. The price established for the purchase stands at US$ 0.5 million, out of which by early July, the amount of US$ 0.05 million was paid as down payment and as consideration of the commitment of not selling the property until November 27, 2009. At the date of preparation of

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B. (Continued)

8. (Continued)

these unaudited financial statements, parties are agreeing by consensus the necessary instruments in order to concrete the operation, which will be promptly submitted for approval of Wal Mart USA.

9. Merger between Shopping Alto Palermo S.A., Mendoza Plaza Shopping S.A. and Empalme S.A.I.C.F.A. y G.

Shopping Alto Palermo S.A.’s Extraordinary and Unanimous Shareholders’ Meeting held on February 16, 2009, resolved the merger of such company with Mendoza Plaza Shopping S.A. and Empalme S.A.I.C.F.A. y G.

As of July 1, 2009 SAPSA was merged into APSA.

10. Merger between Alto Palermo S.A. (APSA) and Shopping Alto Palermo S.A.

On November 27, 2009, it was held APSA’s shareholders’ meeting that approved, among others, the corporate reorganization consisting in APSA’s merger with Shopping Alto Palermo S.A. as from July 1, 2009, Alto Palermo S.A. being the absorbing or merging company and Shopping Alto Palermo S.A. the absorbed and merged company, with the ensuing dissolution without liquidation of Shopping Alto Palermo S.A.

Subsequently, on January 21, 2010, the Definitive Merger Agreement has been notarized into a public deed and filed with the enforcement agencies in due course.

11. Purchase of Fibesa’s shares

On August 3, 2009, a share transfer agreement was executed by which Alto Palermo S.A. sold to Shopping Alto Palermo S.A. 49,999 Fibesa S.A.’s shares, with a face value of Ps. 0.00000001 each and entitled to 5 votes per share, representing 4.9999% of the company’s capital stock.

On August 3, 2009, a share transfer agreement was executed by which Ritelco S.A. sold to Shopping Alto Palermo S.A. one Fibesa S.A.’s share, with a face value of Ps. 0.00000001 each and entitled to 5 votes per share, representing 0.0001% of the company’s capital stock.

Due to the previously mentioned agreements, Alto Palermo S.A. owns 95% of the company’s capital stock and Shopping Alto Palermo S.A. owns the remaining 5%. Afterwards, due to the merger between Alto Palermo S.A. and Shopping Alto Palermo S.A., as mentioned in subsection 10 of this note, Alto Palermo S.A. is the owner of 100% of the company’s shares.

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Notes to the Unaudited Consolidated Financial Statements (Continued)

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NOTE 22: (Continued)

B. (Continued)

12. Purchase of Conil S.A.’s shares

On October 21, 2009, it was executed the share purchase agreement by which Alto Palermo S.A. and Fibesa S.A. acquired 95% and 5% of the 50% of Conil S.A.’s shares, respectively. The agreed price amounted to US$ 0.29 million, out of which, as of the execution date of such agreement US$ 0.14 million has been paid, and the residual Balance, that is to say, US$ 0.15 million will be paid in six months.

As a result of the previously mentioned agreement, Alto Palermo S.A. becomes the owner of 97.5% of such company’s shares, while Fibesa becomes the owner of the remaining 2.5%.

NOTE 23: CONVERTIBLE AND NON COVERTIBLE NOTES PROGRAM

•	Alto Palermo S.A.

1. Issuance of convertible notes.

On July 19, 2002, APSA issued Series I of Convertible Notes (“ONC”) for up to US$ 50 million with a face value of Ps. 0.1 each. That Series was fully subscribed and paid-up.

This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the National Securities Commission Resolution No. 14,196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

The main issue terms and conditions of the Convertible Notes are as follows:

•	Issue currency: US dollars.

•

Due date: On May 2, 2006, the Meeting of Obligees decided to postpone the original due date to July 19, 2014 and, for this reason, the Convertible Notes have been classified as non-current in these unaudited financial statements. As the subscription terms have not been significantly modified, this postponement of the maturity term has had no an impact on the financial statements.

•	Interest: at a fixed nominal rate of 10% per annum. Interest is payable semi-annually.

•	Payment currency: US dollars or its equivalent in pesos.

•

Conversion right: the notes can be converted at any time at the option of each holder into ordinary shares at a conversion price equivalent to the higher of the result from dividing the nominal value of the Company’s shares (Ps. 0.1) by the exchange rate and US$ 0.0324, which means that each Note is potentially exchangeable for 30,864 shares of Ps. 0.1 par value each.

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NOTE 23: (Continued)

1. (Continued)

•

Right to collect dividends: the shares underlying the conversion of the notes will be entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

As of December 31, 2009, the holders of Convertible Notes in APSA ordinary shares, have exercised their right to convert them for a total of US$ 2.8 million, leading to the issuing of ordinary shares of Ps. 0.1 face value each. As of December 31, 2009 Convertible Notes amounted to US$ 47.2 million.

2. Issuance of notes

On May 11, 2007, Alto Palermo S.A. issued two new series of Notes for a total amount of US$ 170 million. Series I relates to the issuance of US$ 120 million maturing on May 11, 2017, which accrue interest at a fixed interest rate of 7.875% paid semiannually on May 11 and November 11 of each year as from November 11, 2007. The principal of this series shall be fully paid upon maturity. Series II relates to the issuance of Ps. 154,020 (equivalent to US$ 50 million). Principal will be settled in seven, equal and consecutive semiannual installments as from June 11, 2009, and accrues interest at 11% per annum, maturing on June 11, and December 11 of each year as from December 11, 2007. As of December 31, 2009 total Series I and Series II Notes repurchased by APSA amount to USD 5.0 million and USD 4.8 million, respectively. Such notes have been valued at face value and are disclosed netting the current and non-current capital and interest owed.

As of December 31, 2009 the Company holds Series I Notes for Fv. USD 39.6 million and Series II Notes for Fv. Ps 33.2 million. Likewise, Cresud S.A.C.I.F. y A. holds Series I Notes for Fv. USD 5.0 million.

Such issuances constitute Series I and II within the Global issuance Program of Notes, for a face value of up to US$ 200 million authorized by the National Securities Commission (CNV) by means of Resolution No. 15,614 dated April 19, 2007.

Under the Global Program for Issuance of Notes, on November 10, 2009, the placement of the Second Series of Notes for a total value of Ps. 80.7 million, in two series was completed.

Series III relates to the issuance of Ps. 55.8 million maturing on May 12, 2011, which accrue interest at variable Badlar Privada rate plus a 3% margin payable on a quarterly basis.

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NOTE 23: (Continued)

2. (Continued)

Series IV relates to the issuance of Ps. 24.9 million (equivalent to US$ 6.6 million) maturing on May 12, 2011, which accrue interest at a fixed 6.75% rate applied to the principal in US dollars, payable on a quarterly basis.

APSA’s Shareholders’ Meeting held on October 29, 2009 approved the increase in the amount of the Global Program for the Issuance of Notes in place up to US$ 200 million. It also approved the creation of the Global Program for the issuance of securities representing short-term debt (“VCP”) in the form of simple notes not convertible into shares, denominated in pesos, US dollars or any other currency with unsecured, special, floating and/or any other guarantee, including third party guarantee, either subordinated or not, for a maximum outstanding amount at any time that may not exceed the equivalent in Ps. of US$ 50 million.

NOTE 24: SIGNIFICANT EVENTS

A. IRSA Inversiones y Representaciones Sociedad Anónima

1. Investment in Banco Hipotecario

Compensation of the National Government to financial entities as a result of the asymmetric “pesification”

The National Government, through Decree 905, provided for the issuance of “National Government Compensating Bonds”, to compensate financial entities for the adverse equity effects generated due to the conversion into pesos, under various exchange ratios, of the credits and obligations denominated in foreign currency as established by Law No. 25,561, Decree 214 and addenda, also provided for covering the negative difference in the net position of foreign currency denominated assets and liabilities resulting from its translation into pesos as established by the above-mentioned regulations, and entitled the BCRA to determine the pertinent rules.

Banco Hipotecario S.A. submitted the presentation as regards sections 28 and 29 of Decree 905 Compensation to Financial Entities, as follows:

•

National Government Compensation Bond—US$ 2,012 (section 29, points b, c and d): compensating bond—difference between “pesified” assets and liabilities at Ps. 1.00 for the rate of exchange difference of Ps. 0.40, translated at Ps. 1.40 per US$ dollar: US$ 360,811.

•	National Government Compensation Bond coverage—US$ 2,012 (section 29 point e). Coverage bond—difference between assets and liabilities in US dollars net of the compensating bond: US$ 832,827.

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A. (Continued)

1. (Continued)

In September 2002 and October 2005, the Argentine Central Bank credited US$ 344,050 and US$ 16,761 in BODEN 2012, respectively, for compensation.

On August 1, 2005, a note was submitted to the Argentine Central Bank stating the acceptance of the number of BODEN verified by the Superintendence of Financial and Exchange Entities.

In the period beginning in September 2005 and ended in January 2006, subscriptions were made for BODEN 2012 hedging bonds equivalent to US$ 773,533. A supplementary subscription of hedging bonds and detached coupons took place on June 26, 2009, subscribing an original par value of US$ 59,294 in exchange for a payment in cash of Ps. 211,947 as subscription price. In addition, US$ 40,207 were received as matured coupons.

Exposure to the non-financial public sector

Banco Hipotecario S.A. keeps recorded in its financial statements assets with the Non-Financial Public Sector amounting to Ps. 2,256,668 as of December 31, 2009.

As from January 1 st, 2006, the dispositions of point 12 of Communication “A” 3911 (Communication “A” 4455) became effective, as regards that the assistance to the Public Sector (average measured) cannot exceed 40% of total Assets of the last day of the previous month. Through Communication “A” 4546 of July 9, 2006, it was established that as from July 1, 2007, such limit was modified to 35%. The exposure of Banco Hipotecario S.A. to the Public Sector originated in compensations granted by the National Government as a result of year 2002 crisis, principally related to the asymmetric “pesification” of assets and liabilities.

To such extent and considering that assets to the Public Sector exceeded the mentioned limit. On January 19, 2006, Banco Hipotecario S.A. reported to the Argentine Central Bank that it will gradually decrease the proportion of assets subject to the exposure to the Public Sector, in line with the amortization and cancellation made by the Government of the bonds received for asymmetric compensation in the currency of issuance. To date, no objections to this issue have been received.

As of December 31, 2009 and 2008 the assistance to the Public Sector arises 19.8% and 22.6%, from total Assets, respectively.

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NOTE 24: (Continued)

A. (Continued)

1. (Continued)

Aspects pending of resolution:

As mentioned in the notes to the financial statements of Banco Hipotecario S.A (“Banco Hipotecario”) there are certain aspects that had been objected to by the Financial Institutions Oversight Department of the Central Bank of Argentina (BCRA) and for which Banco Hipotecario is preparing its corresponding response. These matters are related mainly to:

a)	The accounting treatment for certain transactions involving derivative financial instruments, which, according to the requirements of BCRA, are to be booked In accordance with the criteria laid down by the professional accounting standards, would entail a reduction in Shareholders’ equity as of December 31, 2009;

b)	Regulatory treatment and prudential relations resulting from the negotiation and consummation of certain transactions involving derivative financial instruments. It is to be noted that, in response to certain objections raised by the Argentine Central Bank, the Entity decided to compute the counterparty and fractioning risk associated to its exposure to the Non-financial Public Sector as well as the ensuing impact on the minimum capital requirements for thousand Ps. 2,047,289 for a five-month period and maturing on November 30, 2009. At the date of issuance of these financial statements, this situation had been regularized.

For purposes of recording its investment in Banco Hipotecario, the Company applies this entity’s Shareholders’ equity determined according to the professional accounting standards. Therefore, the aspects described in a) above do not have a significant impact on the Company’s financial statements because they have been already contemplated in the values considered by the Company.

At the date of issuance of its financial statements as of December 31, 2009, Banco Hipotecario had made adjustments to the book value of certain transactions described in paragraph a) above and is now awaiting the Argentine Central Bank’s approval.

Banco Hipotecario’s Treasury Shares

In the course of the previous fiscal year and with the Total Return Swap dated January 29, 2004 having expired, Banco Hipotecario received treasury shares totaling 71.1 million. These are available in the terms and conditions laid down by the Argentine Companies Law in its Section 221.

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NOTE 24: (Continued)

A. (Continued)

1. (Continued)

Pursuant to the Minutes of the Board Meeting No. 268 dated January 12, 2010, Banco Hipotecario’s Board of Directors adopted the following resolutions: 1) to deliver the Class D shares currently in BHSA’s portfolio as payment to StARS holders up to the amount of their receivables and at the value quoted for the share at that time (or using any other method for improved accuracy), and 2) to analyze possible alternatives for the application of the remaining shares.

2. Compensation plan for executive management

The Company have developed during the period ended June 30, 2007 the design of a capitalization program for the executive personnel by means of contributions that will be made by employees and by the Company.

That plan is aimed at certain employees that the Company chooses with the intention to maintain them, increasing its total compensation through an extraordinary reward provided certain circumstances are met.

Participation and contributions to the plan are voluntary. Once the beneficiary has accepted, two types of contributions may be made. One monthly contribution, based on the salary and one extraordinary contribution based on the annual bonus. The suggested contribution is up to 2.5% of the salary and up to 15% of the bonus. On the other hand, the Company’s contribution will be 200% of monthly contributions and 300% of employees’ extraordinary contributions.

Proceeds from the contributions made by participants are transferred to an independent financial vehicle, especially organized and located in Argentina as Investment Fund approved by the National Securities Commission (CNV). Such funds are freely redeemable at the participant’s request.

Proceeds from the contributions made by the Company are transferred to another financial vehicle independent of and separate from the previous one. In the future, participants will have access to 100% of the plan benefits (i.e. including the Company’s contributions made in favor of the financial vehicle created ad hoc) under the following circumstances:

•	Regular retirement under applicable labor regulations

•	Full or permanent disability or incapacity

•	Demise

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24: (Continued)

A. (Continued)

2. (Continued)

In the event of resignation or dismissal without just cause, the participant will obtain the amount resulting from the Company’s contributions only if they have participated in the plan for a minimum five-year term subject to certain conditions.

As of December 31, 2009, security charges of the Company amount to Ps. 2,400.

3. Llao Llao Resorts S.A.: Capitalization of the Loans granted by the Shareholders

Pursuant to a decision made by Llao Llao’s shareholders’ meeting on October 31, 2009, the financial loans granted by its shareholders are to be capitalized up to a total of US$ 7,600 thereby effecting a capital increase (as well as a turnaround in the situation contemplated by the Argentine Companies Law in its Section 94, sub-section 5 and in Section 206).

4. Negative working capital

At the end of the period, the Company’s working capital exhibited a Ps. 49,927 deficit. Both the Board and the corresponding members of management are analyzing the treatment to be afforded to this situation.

B. Alto Palermo S.A.

1. Financing and occupation agreement with NAI INTERNATIONAL II, INC.

On August 12, 1996 Empalme S.A.I.C.F.A. y G. (merged into Shopping Alto Palermo S.A. as from January 1 st, 2009, see Note 22 B.12.) executed an agreement with NAI INTERNATIONAL II, INC. (subsequently transferred to NAI INTERNATIONAL II, INC. – Sucursal Argentina) by means of which the latter granted a loan for an original principal of up to US$ 8.2 million for the construction of a multiplex cinema and part of the parking lot located in the premises of Córdoba Shopping, which are disclosed in fixed assets, net.

As stated in the occupation agreement related to the loan agreement, the amounts due are set off against payments generated by the occupation held by NAI INTERNATIONAL II, INC. of the building and the area known as cinema. The agreement provides that if after October, 2027, there still is an unpaid balance of the loan plus respective interest thereon, the agreement will be extended for a final term established as the shorter of the term required to fully repay the unpaid loan amount, or ten years.

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24: (Continued)

B. (Continued)

1. (Continued)

If the last term has elapsed and there still is an unpaid balance, APSA will be released from any and all obligation to pay the outstanding debt.

On July 1st, 2002 a new amendment to the agreement was established, whose most important resolutions are as follows:

•	The outstanding debt was de-dollarized (Ps. 1 = US$ 1).

•

An antichresis right was created and it was established that all obligations assumed by Empalme S.A.I.C.F.A. y G. under the agreement by which the normal use and operation of the cinema center is warranted to NAI INTERNATIONAL II, INC., including those obligations involving restrictions on the use or title to property by Empalme S.A.I.C.F.A. y G. or third parties, shall be comprised in the previously mentioned real right.

Principal owed as of December 31, 2009 and interest accrued through that date, due to the original loan agreement and respective amendments are disclosed under Customers advances—Lease and pass-through expenses advances for Ps. 18,279.

2. Neuquén Project

The main asset of Shopping Neuquén S.A., controlled by APSA, is a plot of land of 50,000 square meters approximately, in which a mixed use center would be built. The project includes the building of a Shopping Center, cinemas, a hypermarket, apartments, private hospital and other compatible purposes.

On December 13, 2006, Shopping Neuquén S.A. entered into an agreement with the Municipality of Neuquén and with the Province of Neuquén by which, mainly, the terms to carry out the commercial and residential venture were rescheduled and authorized Shopping Neuquén S.A. to transfer to third parties the title to the plots of land into which the property is divided, provided that it is not that one on which the shopping center will be built. Such agreement was subject to two conditions, both already complied with, consisting in the ratification of the agreement by means of an ordinance of the legislative body of the Municipality of Neuquén, and that the new architectonic project and the extension of the environmental impact research submitted were approved by such Municipality.

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24: (Continued)

B. (Continued)

2. (Continued)

Such agreement concluded the case styled “Shopping Neuquén S.A. vs. Municipality of Neuquén in re.: administrative procedural action” pending before the High Court of Neuquén where only Municipality lawyers’ fees are pending payment, which will be borne by Shopping Neuquén S.A. Such fees are booked in the provisions account.

After having obtained the approval, the Company had a 150 days´ term to submit the drafts of the architectonic project, such term maturing on February 17, 2008. However, such drafts presentation took place prior to the referred date. As regards filing thereof, the Municipality of Neuquén made some comments as to feasible solution to the project. Considering these comments an additional term was formally requested to file the new project.

On June 12, 2009, Shopping Neuquén S.A. and the Municipality of Neuquén executed a new agreement by which Shopping Neuquén S.A. committed itself to presenting a new road project and to making those amendments that may be necessary to the general project. On October 19, 2009, the respective amendments to the previously mentioned projects were filed. Subsequently, the Municipality of Neuquén made some remarks to them, which were duly replied. Finally, on January 18, 2010, the Municipality of Neuquén requested changes to the plans filed, granting a 30-day term to be filed. Once these are filed and approved by the Municipality, the term established to commence the works starts to run. Such term will be of 90 running days as from such approval.

The first work stage (that contemplates the construction of a shopping mall and a hypermarket) should be completed at a maximum 22 month terms starting upon beginning construction. In the case of failing to comply the conditions established in the agreement, the Municipality of Neuquén is entitled to terminate the agreement and carry out the actions that may be considered necessary for such respect, among them, to request the return of the premises where the shopping mall and/or hypermarket will be built, based on the condition of the real state development in which the noncompliance has taken place.

On June 18, 2009, Shopping Neuquén received from the company G&D Developers US$ 119 for the sale price of a plot of land of about 4,332 square meters located in the whereabouts but which is not a part of the plot of land where the Shopping Center will be built, under the negotiations held with the Municipality of Neuquén.

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24: (Continued)

B. (Continued)

3. Contributed leasehold improvements—other liabilities

In March 1996 Village Cinema S.A. inaugurated ten multiplex system cinema theatres, with an approximate surface of 4,100 square meters. This improvement of the building of Mendoza Plaza Shopping S.A. was capitalized with a balancing entry as a fixed asset, recognizing the depreciation charges and the profits over a 50-year period. The lease is for a time limit of 10 years to be renewed every four equivalent and consecutive periods, at the option of Village Cinema S.A. At period-end the amount of Ps. 9,836 was pending of accrual.

4. Tarshop S.A. credit card receivables securitization program

Tarshop S.A. has ongoing revolving year securitization programs through which Tarshop S.A. transfers a portion of its customer credit card receivable balances to trusts that issues certificates to public and private investors.

Under the securitization programs, Trusts may issue two types of certificates representing undivided interests in the Trusts—Títulos de Deuda Fiduciaria (“TDF”) and Certificates of Participation (“CP”), which represent debt and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card receivables, after principal and interest on the TDFs and other fees and expenses have been paid. During the revolving period no payments are made to TDF and CP holders.

Principal collections of the underlying financial assets are used by the Trust to acquire additional credit card receivables throughout the revolving period. Once the revolving period ends, a period of liquidation occurs during which: (i) no further assets are purchased, (ii) all cash collections are used to fulfill the TDF service requirements and (iii) the remaining proceeds are used to fulfill the CPs service requirements.

In consideration of the credits transferred to the Trusts, which have been eliminated from Tarshop´s balance sheet, which receives cash (arising from the placement of the debt securities by the Trusts) and the participation certificates issued by the Trusts. The latter are recorded at their values calculated by the equity method of accounting at the closing of the period/ year, net of the corresponding allowances for impairment, if applicable, on the basis of the financial statements issued by the Trusts.

Under this Securitization Program Tarshop S.A. transferred to The Financial Trusts the total amount of Ps. 262,078 during the period ended December 31, 2009 of credits receivable originated in the use of its clients’ credit cards and personal loans carrying promissory notes. Consequently, TDF coupon zero for Ps. 13,500, TDF Serie “A” for Ps.203,606, TDF Series “B” for Ps.44,972 were issued.

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24: (Continued)

B. (Continued)

4. (Continued)

Tarshop S.A. acquired all the CP Series “C” in an amount equal to its nominal value, and all the remaining TDF and CP were placed to investors through a public offering in Argentina, except for the TDF Series “B” corresponding to Financial Trust Series XXXIX, XL, XLVII, XLIX and L, and TDF Series “C” of Series XLVII, Tarshop S.A. maintains in its portfolio part of them. Cash reserves for losses in the amount of Ps. 4,392 have been made as credit protection for investors.

5. Panamerican Mall S.A.

Panamerican Mall S.A., a company organized in November 2006 between Alto Palermo S.A. and Centro Comercial Panamericano S.A., with 80% and 20% interests, respectively, has developed a commercial venture in the Saavedra neighbourhood in Buenos Aires City.

During May 2009, the shopping mall Dot Baires and the hypermarket were opened while multiplex cinema opened in early July, 2009. The office building is still at the construction stage. The project is being carried out by Constructora San José Argentina S.A., a company related to Centro Comercial Panamericano S.A. The progress percentage of the shopping mall stood at 98.5% by the period-end. Additionally the progress percentage of the work of the office building stood at 84.5%.

Total contributions made by shareholders as regards this project amount to Ps. 555,989 as of the closing date of these unaudited financial statements.

6. Meeting of Shareholders

The Ordinary and Extraordinary Shareholders’ Meeting of APSA held on October 29, 2009, has decided to approve, among other topics, the following:

1. Extending the amount of the current Global Issuance Program of Notes for up to a further US$ 200,000 (the “Program”). Delegating on the Board of Directors and authorizations.

2. Creating the Global Program for the issuance of securities representing short-term debt (“VCP”) in the form of simple corporate bonds not convertible into shares, denominated in pesos, US dollars or any other currency with unsecured, special, floating and/or any other guarantee, including third party guarantee, either subordinated or not, for a maximum

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24: (Continued)

B. (Continued)

6. (Continued)

outstanding amount at any time that may not exceed the equivalent in Argentine Pesos of US$ 50,000 (or equivalent amount in other currencies) (the “Program”), Delegating on to the Board of Directors the broadest powers so that, within the maximum amount established by the Shareholders’ Meeting, establishes the remaining conditions of the Program and the opportunity to issue and other terms and conditions of each class and/or series of corporate bonds to be issued under the Program. Considering the request for registration by the Company with the Special Registry of VCP Issuers.

3. Paying a bonus for the Company’s management of up to 1% of the outstanding capital stated in cash or in kind. Delegating on to the Board of Directors the implementation, percentage allocation, time and form of execution.

NOTE 25: HEDGE OPERATIONS

The Company resorts to certain financial instruments as a supplement to reduce its financing costs. The Company does not use these instruments for trading purposes and/or in furtherance of any other speculative ends.

As of December 31, 2009, the hedging transactions have been as follows:

Forward contracts	Amount		Exchange rate of forward contracts	Current value of forward contracts	Maturity	Accumulated Loss
Purchase		4,500,000	4.1175	3.7967	12.31.09	(1,444)
Purchase		4,500,000	4.10375	3.7967	12.31.09	(1,381)

Total	(*)	9,000,000				(2,825)

(*)	Subscribed with Cresud S.A.I.C.F. y A.

As of December 31, 2009, the losses accumulated on hedging transactions amounted to Ps. 2,825 and have been recognized as Financial results from liabilities for Ps. 2,582 and as Unappropriated retained earnings for Ps. 243.

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 26: EARNINGS PER SHARE

Below is a reconciliation between the weighted-average number of common shares outstanding and the diluted weighted-average number of common shares.

In thousands:

	December 31, 2009	December 31, 2008
Weighted—average outstanding shares	578,676	578,676
Dilute effect	—	—

Weighted—average diluted common shares	578,676	578,676

Below is a reconciliation between net (loss) income of the period and net (loss) income used as a basis for the calculation of the diluted earnings per share:

	December 31, 2009	December 31, 2008
Net income (loss) for calculation of basic earnings per share	264,313	(99,015)
Dilute effect	—	—

Net income (loss) for calculation of diluted earnings per share	264,313	(99,015)

Net basic income (loss) per share	0.457	(0.171)
Net diluted income (loss) per share	0.457	(0.171)

NOTE 27: SUBSEQUENT EVENTS

A. IRSA Inversiones y Representaciones S.A.

Acquisition of shares in Hersha

On January 21, 2010, the Company subscribed, through a subsidiary, 4,789,917 ordinary shares of Hersha Hospitality Trust (“Hersha”) at US$ 3.00 per share and for a total purchase amount of US$ 14.4 million. Following this subscription, the equity interest in Hersha held by the Company and its subsidiaries arises to 10.33% of the outstanding capital stock.

Acquisition of shares in BHSA

Subsequent to the financial statements’ closing date, IRSA (through subsidiaries) bought 3,600,000 shares in BHSA from Inversiones Financieras del Sur S.A. for Ps. 5,083. As a result of this purchase, the Company’s equity interest arises to 27.10% (excluding the treasury shares in the portfolio) of the capital stock of BHSA.

IRSA Inversiones y Representaciones Sociedad Anónima and subsidiaries

Notes to the Unaudited Consolidated Financial Statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 27: (continued)

B. Alto Palermo S.A. (APSA)

Agreement with the former minority shareholder of Tarshop S.A.

During January 2010, APSA executed an agreement with Mr. León Halac (LC), by which the latter assumed the obligation to abstain during 28 running months from performing any role or developing and participating in any manner whatsoever in any new credit card companies other than those existing on the market, or in the regions in which at present Tarjeta Shopping is developed. Such agreement also contemplates the impossibility by the same period of time that LC participates in developing, under any method, shopping malls of over 20,000 square meters within the territory of Buenos Aires City, Argentine Republic. Alto Palermo S.A., shall pay in consideration of the obligations assumed by the other party a total and definitive price of US$ 2.2 million payable: (1) A down payment of US$ 0.8 million upon executing the agreement and (2) the balance of the price for US$ 1.4 million in 28 monthly consecutive installments, accruing no interest of US$ 0.05 million each, to which income tax withholdings will be added.

IRSA Inversiones y Representaciones

Sociedad Anónima

Free translation of the Unaudited Financial Statements

For the six-month periods

Beginning on July 1, 2009 and 2008 and

ended December 31, 2009 and 2008

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Balance Sheets as of December 31, 2009 and June 30, 2009

In thousands of pesos (Note 1)

Free translation from the original prepared in Spanish for publication in Argentina

	December 31, 2009	June 30, 2009
ASSETS
CURRENT ASSETS
Cash and banks (Note 2)	2,995	14,887
Investments (Exhibits C and D)	59,657	120,754
Accounts receivable, net (Note 3)	33,428	46,161
Other receivables and prepaid expenses (Note 4)	94,625	96,822
Inventories (Note 5)	16,216	17,557

Total Current Assets	206,921	296,181

NON-CURRENT ASSETS
Accounts receivable, net (Note 3)	2,798	1,373
Other receivables and prepaid expenses (Note 4)	66,470	107,020
Inventories (Note 5)	65,241	49,964
Investments (Exhibits C and D)	2,124,812	1,694,853
Fixed assets, net (Exhibit A)	876,896	827,621
Intangible Assets, net (Exhibit B)	1,731	2,663

Subtotal Non-Current Assets	3,137,948	2,683,494

Negative goodwill, net	(41,251)	—

Total Non-Current Assets	3,096,697	2,683,494

Total Assets	3,303,618	2,979,675

LIABILITIES
CURRENT LIABILITIES
Trade accounts payable (Note 6)	16,585	20,187
Customer advances (Note 7)	18,577	13,953
Short-term debt (Note 8)	167,295	111,620
Salaries and social security payable	3,391	4,991
Taxes payable (Note 9)	17,718	12,824
Other liabilities (Note 10)	47,478	51,562

Subtotal Current Liabilities	271,044	215,137

Allowances (Exhibit E)	379	63

Total Current Liabilities	271,423	215,200

NON-CURRENT LIABILITIES

Customer advances (Note 7)	44	7
Long-term debt (Note 8)	641,120	640,172
Taxes payable (Note 9)	36,996	1,555
Other liabilities (Note 10)	25,831	27,079

Total Non-Current Liabilities	703,991	668,813

Total Liabilities	975,414	884,013

SHAREHOLDERS’ EQUITY (according to the corresponding statement)	2,328,204	2,095,662

Total Liabilities and Shareholders’ Equity	3,303,618	2,979,675

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Saúl Zang Vice-President I Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Income

For the six-month periods beginning on July 1, 2009 and 2008 and ended December 31, 2009 and 2008

In thousands of pesos (Note 1)

Free translation from the original prepared in Spanish for publication in Argentina

	December 31, 2009	December 31, 2008
Revenues	217,707	116,499
Costs (Exhibit F)	(58,430)	(53,615)

Gross profit	159,277	62,884

Gain from recognition of inventories at net realizable value	3,328	6,790
Administrative expenses (Exhibit H)	(26,273)	(19,538)
Selling expenses (Exhibit H)	(9,180)	(2,815)

Subtotal	(32,125)	(15,563)

Operating income	127,152	47,321

Amortization of Goodwill	1,039	—

Financial results generated by assets:
Interest income	21,441	12,364
Foreign exchange gain	(591)	24,792
Gain on financial operations	1,078	(61)
Interest income from non convertible notes APSA	7,141	—
Interest on discounting assets	141	10

Subtotal	29,210	37,105

Financial results generated by liabilities:
Financing expenses (Exhibit H)	(39,145)	(29,077)
Foreign exchange loss	369	(91,692)
Interest on discounting liabilities	(42)	52

Subtotal	(38,818)	(120,717)

Financial results, net	(9,608)	(83,612)

Gain (loss) on equity investees (Note 12.c.)	196,289	(59,099)
Other expenses, net (Note 11)	(6,591)	(1,856)

Net income (loss) before tax	308,281	(97,246)

Income tax and MPIT (Note 15)	(43,968)	(1,769)

Net income (loss) for the period	264,313	(99,015)

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Saúl Zang Vice-President I Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Changes in Shareholders’ Equity

For the six-month periods beginning on July 1, 2009 and 2008 and ended December 31, 2009 and 2008

In thousands of pesos (Note 1)

Free translation from the original prepared in Spanish for publication in Argentina

Caption	Shareholders’ contributions				Reserved earnings		Retained earnings	Cumulative translation adjustment	Total as of December 31, 2009	Total as of December 31, 2008
	Common stock (Note 13)	Inflation adjustment of common stock	Additional paid-in capital	Total	Legal reserve (Note 13)	Reserve for new developments
Balances as of beginning of year	578,676	274,387	793,123	1,646,186	32,374	193,486	210,767	12,849	2,095,662	1,924,178
Cumulative translation adjustment	—	—	—	—	—	—	—	(44)	(44)	9,361
As decided by the Ordinary Shareholders meeting of October 29, 2009:
- Distribution of dividends	—	—	—	—	—	—	(31,727)	—	(31,727)	—
- Increase of Legal Reserve	—	—	—	—	7,932	—	(7,932)	—	—	—
Net gain (loss) for the year	—	—	—	—	—	—	264,313	—	264,313	(99,015)

Balances as of December 31, 2009	578,676	274,387	793,123	1,646,186	40,306	193,486	435,421	12,805	2,328,204

Balances as of December 31, 2008	578,676	274,387	793,123	1,646,186	32,374	193,486	(46,883)	9,361		1,834,524

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Saúl Zang Vice-President I Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Cash Flows (1)

For the six-month periods beginning on July 1, 2009 and 2008 and ended December 31, 2009 and 2008

In thousands of pesos (Note 1)

Free translation from the original prepared in Spanish for publication in Argentina

	December 31, 2009	December 31, 2008
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of the beginning of the year	99,408	87,568
Cash and cash equivalents as of the end of the period	26,336	24,482

Net decrease in cash and cash equivalents	(73,072)	(63,086)

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) for the period	264,313	(99,015)
Plus income tax and MPIT accrued for the period	43,968	1,769

Adjustments to reconcile net (income) loss to cash flows from operating activities:
• (Gain) loss on equity investees	(196,289)	59,099
• Gain from recognition of inventories at net realizable value	(3,328)	(6,790)
• Allowances and provision	15,659	10,135
• Amortization and depreciation	12,256	10,974
• Financial results, net	(30,162)	56,300
• Amortization of Goodwill	(1,039)	—
Changes in certain assets and liabilities net of non cash transaction:
• Decrease in current investments	14,207	5,751
• Decrease in accounts receivables, net	7,876	6
• Decrease (increase) in other receivables and prepaid expenses	6,589	(14,615)
• Decrease in inventory	36,816	25,751
• (Decrease) increase in trade accounts payable	(3,580)	3,522
• (Decrease) increase in accrued interest	(1,308)	1,361
• Increase in customer advances	3,712	—
• Decrease in taxes payable and social security payable	(17,695)	(343)
• Decrease in other liabilities	(7,141)	(3,264)

Net cash provided by operating activities	144,854	50,641

CASH FLOWS FROM INVESTING ACTIVITIES:
• Increase interest in related companies	(20)	(68,355)
• Increase equity in subsidiary companies	(239,363)	(89)
• Cash collected by merger, spin off-merger and acquisition of related parties	5,038	—
• Loans granted to related parties	(33,878)	(7,996)
• Cash collected from loans granted to related parties	5,306	3,660
• Decrease in other investments	9,155	—
• Increase of undeveloped parcels of lands	(22,251)	—
• Purchase and improvements of fixed assets	(1,550)	(27,093)
• Purchase of Note APSA 2017	—	(16,539)
• Dividends collection	35,471	38,154
• Advance payments for the acquisition of shares	—	(984)

Net cash used in investing activities	(242,092)	(79,242)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Payments of dividends	(31,727)	—
• Overdrafts	82,425	(38,481)
• Payments of loans	(26,532)	(9,432)
• Increase of loans	—	15,000
• Payments of loans with related companies	(870)	(1,572)

Net cash provided by (used in) financing activities	24,166	(34,485)

NET DECREASE IN CASH AND CASH EQUIVALENT	(73,072)	(63,086)

(1)	Includes cash and banks and investments with a realization term not exceeding three months.

The accompanying notes and exhibits are an integral part of these Unaudited Financial Statements.

Saúl Zang Vice-President I Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Statements of Cash Flows (Continued)

For the six-month periods beginning on July 1, 2009 and 2008 and ended December 31, 2009 and 2008

In thousands of pesos (Note 1)

Free translation from the original prepared in Spanish for publication in Argentina

	December 31, 2009	December 31, 2008
Supplemental cash flow information
• Interest paid	38,005	27,236
• Income tax paid	19,321	3,135

Non-cash activities:
• Increase in inventories through a decrease in fixed assets, net	34,757	11,199
• Cumulative translation adjustment	44	9,361
• Decrease in non-current investments through an increase in other receivables and prepaid expenses	6,359	—
• Increase in non-current investments through a decrease in other receivables and prepaid expenses	15,065	—
• Transfer of undeveloped parcels of lands to inventories	—	101
• Increase in other receivables and prepaid expenses through a decrease in undeveloped parcels of lands	—	4,065
• Decrease in trade account payables through a decrease in undeveloped parcels of lands	—	5,445

	December 31, 2009	December 31, 2008
Merger, spin off-merger and acquisition of inventories
• Current investments	13	—
• Accounts receivables	953	—
• Other receivables and prepaid expenses	(51,187)	—
• Inventories	12,666	—
• Fixed assets	93,678	—
• Intangible assets	128	—
• Undeveloped parcels of land and other investments	18,123	—
• Non-current investments	277,117	—
• Trade Accounts Payables	1,244	—
• Customer Advances	(1,105)	—
• Salaries and social security payable	(1,261)	—
• Taxes payable	(14,372)	—
• Other liabilities	(1,876)	—

Net value of assets of non cash transaction	334,121	—

• Cash collected	5,038	—

Net value of assets	339,159	—

• Increase value of assets	6,575	—
• Proportional equity of merged and acquired companies	(303,444)	—
• Goodwill	(42,290)	—

Purchase value of acquired companies	—	—

Saúl Zang Vice-President I Acting as President

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements

For the six-month periods beginning on July 1, 2009 and 2008 and ended December 31, 2009 and 2008

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1: ACCOUNTING STANDARDS

Below are the most relevant accounting standards used by the Company to prepare these unaudited financial statements:

1.1. Preparation and presentation of financial statements

These unaudited financial statements are stated in thousands of Argentine pesos and were prepared in accordance with disclosure and valuation criteria contained in the Technical Resolutions issued by the Federación Argentina de Consejos Profesionales de Ciencias Económicas, approved with certain amendments by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires, in accordance with the resolutions issued by the National Securities Commission.

The Company’s results for the six-month periods ended December 31, 2009 and 2008 have not been audited. The Company’s management estimates that they include all the adjustments necessary to present fairly the results for each period.

The Company’s six-month periods results do not necessarily reflect the proportion of the Company’s full-year results.

1.2. Use of estimates

The preparation of financial statements requires the Company’s Management, at a specific date, to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses for the period. The Company’s Management makes estimations to calculate, for example, the allowance for doubtful accounts, depreciation and amortization, the impairment of long-lived assets, income taxes, contingencies allowances, and fair value of assets acquired in a business combination, the fulfillment of certain conditions for valuation of inventories to its net realizable value and fair value of transaction of exchanges (barters). Future actual results could differ from the estimates and assumptions made at the date of these financial statements.

1.3. Recognition of the effects of inflation

The financial statements have been prepared in constant Argentine Pesos, reflecting the overall effects of inflation through August 31, 1995. From that date and until December 31, 2001 the Company discontinued the restatement of the financial statements due to a period of monetary stability. From January 1 st, 2002 up to February 28, 2003 the effects of inflation were recognized due to the existence of an inflationary period. As from that date, the restatement of the financial statements was discontinued.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1: (Continued)

1.3. (Continued)

This criterion is not in line with current professional accounting standards, which establish that the financial statements should have been restated through September 30, 2003. However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the financial statements taken as a whole.

The rate used for restatement of items in these unaudited financial statements is the domestic wholesale price index published by the National Institute of Statistics and Census.

1.4. Comparative information

Balances items as of June 30, 2009 shown in these unaudited financial statements for comparative purposes arise from audited annual financial statements for the year then ended.

Balances of the six-month period ended December 31, 2009 of the unaudited income, shareholder’s equity and cash flow statements are shown for comparative purpose with the same period of the previous fiscal year.

The financial statements as of June 30, 2009 and as of December 31, 2008 originally issued have been subject to certain reclassifications required in order to present these figures comparatively with those stated as of December 31, 2009.

These unaudited financial statements consider the effect of the spin off-merger described in Note 16.2. Therefore, the unaudited financial statements as of December 31, 2009 are not comparable to the figures of June 30, 2009 and December 31, 2008.

1.5. Valuation criteria

a. Cash and banks

Cash on hand has been valued at face value.

b. Foreign currency assets and liabilities

Foreign currency assets and liabilities were valued at each period/year end exchange rates.

Operations denominated in foreign currency are converted into pesos at the exchange rates in effect at the date of settlement of the operation.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1: (Continued)

1.5. (Continued)

c. Current investments

Current investments in debt securities and mutual funds were valued at their net realizable value.

d. Accounts receivables, net and trade accounts payable

Mortgages, lease receivables and services and trade accounts payable have been valued at the price applicable to spot operations at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at that moment.

e. Financial receivables and payables

Financial receivables and payables have been valued at the amount deposited and collected, respectively, net of the cost of the transaction, plus financial results accrued based on the internal rate of return estimated at that time.

f. Other receivables and prepaid expenses and liabilities

Other current receivables and other current liabilities have been valued at face value plus the financial results accrued at the closing of the corresponding year.

Certain receivables and liabilities disclosed under other non-current receivables and liabilities, were valued based on the best estimate of the amount receivable and payable, respectively, discounted at an interest rate that reflect the value-time of money and the estimate specific transaction risks at the time of incorporation to assets and liabilities, respectively.

As established by the regulations of the accounting professional standards, deferred tax assets and liabilities and minimum presumed income tax (MPIT) have not been discounted.

g. Balances corresponding to financial transactions and sundry receivables and payables with related parties

Receivables and payables with related parties generated by financial transactions and other sundry transactions were valued in accordance with the terms agreed by the parties.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1: (Continued)

1.5. (Continued)

h. Inventories

A property is classified as inventories upon determination by the Board of Directors that the property is to be marketed for sale in the normal course of business over the next several years.

Properties classified as inventories have been valued at acquisition or construction cost restated as mentioned in Note 1.3., or estimated market value, whichever is lower. Costs include land and land improvements, direct construction costs, construction overhead costs, financial costs and real estate taxes.

Inventories on which advance payments that establish price have been received, and the operation’s contract terms and conditions assure that the sale will be effectively accomplished and that the income will be realized, are valued at its fair market value. Profits arising from such valuation are shown in the “Gain from recognition of inventories at net realizable value” caption of the Statements of Income.

Properties held for sale are classified as current or non-current based on the estimated date of sale and the time at which the related receivable is expected to be collected by the Company.

The amount recorded in inventories, net of allowances set up, does not exceed their estimated recoverable value at the end of the period/year.

Units to be received:

The Company has rights to receive certain property units to be built. The units have been valued according to the accounting measuring standards corresponding to inventories receivables (the price established in the deed or net realizable value, as applicable) and there have been disclosed under “Inventories”.

i. Non-current investments

•	Investments in debt securities:

Investments in debt securities were valued based on the best estimate of the discounted amount receivable, applying the corresponding internal rate of return estimated at the time of incorporation to assets, as the Company will hold them to maturity.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1: (Continued)

1.5. (Continued)

i. (Continued)

•	Investments in subsidiaries and equity investments:

Long term investments in subsidiaries and equity investments detailed in Exhibit C, have been valued by using the equity method of accounting based on the financial statements at December 31, 2009 issued by them. The accounting standards used by the subsidiaries to prepare their financial statements are the same as those used by the Company. The accounting standards used by the related companies to prepare their financial statements are those currently in effect.

This item includes the lower or higher value paid for the purchase of shares in subsidiaries and affiliated companies assignable to the assets acquired, and goodwill related to the subsidiaries and affiliated companies acquired.

•	Banco Hipotecario S.A. and Banco de Crédito y Securitización S.A.:

The financial statements of Banco Hipotecario S.A. and Banco de Crédito y Securitización S.A. are prepared in accordance with the Central Bank of the Argentine Republic (“BCRA”) standards. For the purpose of the valuation of the investment in the Company, adjustments necessary to adequate the financial statements to the professional accounting standards have been considered.

In accordance with the regulations of the BCRA and the contracts signed as a result of Banco Hipotecario S.A.’s financial debt restructuring process, there are certain restrictions on the distribution of profits by Banco Hipotecario S.A. to the Company.

•	Tyrus S.A.:

Uruguay-based Tyrus S.A. has been classified as not integrated into the Company’s operations in relation to its Subsidiaries whose operations are carried out fully abroad. The Company does not control foreign operations, which are conducted with autonomy with respect to the Company’s own operations. Besides, such operations are mainly financed with funds originating in its own transactions or with local loans.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1: (Continued)

1.5. (Continued)

i. (Continued)

The Tyrus’s assets and liabilities were converted into Pesos at the exchange rate in force at the close of the year. The Statement of Income accounts have been converted into Pesos at the exchange rates in force at the time of each transaction. Foreign exchange gains/losses arising from the conversion have been charged to the Shareholders’ equity caption, in the line cumulative translation adjustment and they amounted to Ps. 12,805 as of December 31, 2009.

•	Undeveloped parcels of lands:

The Company acquires undeveloped land in order to provide an adequate and well-located supply for its residential and office building operations. The Company’s strategy for land acquisition and development is dictated by specific market conditions where the Company conducts its operations.

Land held for development and sale and improvements are stated at cost restated as mentioned in Note 1.3. or market value, whichever is lower.

Land and land improvements are transferred to inventories or fixed assets when construction commences or their trade is decided.

The values thus obtained, do not exceed their respective estimated recoverable values at the end of the period/year.

j. Fixed assets, net

Fixed assets comprise primarily of rental properties and other properties and equipment held for use by the Company.

Fixed assets value, net of allowances set up, does not exceed estimated recoverable value at the end of the period/year.

•	Rental properties:

Rental properties are carried at acquisition and/or construction cost, restated as mentioned in Note 1.3., less accumulated depreciation and allowance for impairment at the end of the period/year. The Company capitalizes the financial accrued costs associated with long-term construction projects. During the year ended June 30, 2009 financial costs were capitalized in the building known as “DIQUE IV” for Ps. 7,561.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1: (Continued)

1.5. (Continued)

j. (Continued)

Accumulated depreciation is computed under the straight-line method over the estimated useful lives of each asset. Expenditures for ordinary maintenance and repairs are charged to results in the period incurred.

The Company has allowances for impairment of certain rental properties as disclosed in Exhibit A. Increases and decreases of such allowances are disclosed in Exhibit E.

Significant renewals and improvements, which improve or extend the useful life of the asset are capitalized and depreciated over its estimated remaining useful life. At the time depreciable assets are retired or otherwise disposed of, the cost and the accumulated depreciation of the assets are eliminated from the accounts and the resulting gain or loss is disclosed in the Statement of Income.

•	Other properties and equipment:

Other properties and equipment properties are carried at cost, restated as mentioned in Note 1.3., less accumulated depreciation at the end of the period/year. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, as specified below:

Assets	Estimated useful life (years)
Leasehold improvements	On contract basis
Furniture and fixtures	10
Vehicles	5
Machinery and equipment	10
Computer equipment	3

The cost of maintenance and repairs is charged to expense as incurred.

The cost of significant renewals and improvements are added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1: (Continued)

1.5. (Continued)

k. Intangible assets, net

Intangible assets correspond to expenses that the Company avoids incurring as a result of acquiring effective rent contracts and the estimated costs of entering into rent contracts acquired (see Note 1.5.I.). These are shown net of their accumulated amortization.

Intangible assets are amortized during the average initial remaining useful life of the rent contracts acquired.

The value of these assets does not exceed its estimated recoverable value as of period/year-end.

l. Business combinations

Significant entities or net asset acquired by the Company were recorded in line with the “purchased method” set forth in Technical Resolution No. 18 and Technical Resolution No. 21. All assets and liabilities acquired to third independent parties were adjusted to show their fair value. The Company identified the assets and liabilities acquired, that included intangible assets such as: lease agreements acquired for prices and terms that are either higher or lower than in the market; costs of executing and delivering the lease agreements in force (costs that the Company avoids incurring as a result of acquiring effective lease agreements); the value of acquired brands, the value of any deposits associated to the investment and the intangible value inherent to customer relations.

The process of identification and the determination of the purchase price paid is a matter that requires complex judgments and significant estimates.

The Company uses the information contained in valuations estimated by independent appraisers as primary base for assigning the price paid for the land, the building and shopping centers. The amounts assigned to all the other assets and liabilities are based on independent valuations or on the Company´s own analysis on comparable assets and liabilities. The current value of tangible assets acquired considers the property value as if it was empty.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1: (Continued)

1.5. (Continued)

l. (Continued)

In accordance with the terms of Technical Resolution N° 21, if the value of identified tangible and intangible assets and liabilities exceeds the price paid, the intangible assets acquired are not recognized as they would cause an increase of the negative goodwill generated by these acquisitions at the time of the purchase. Furthermore, as regards the negative goodwill generated, the portion concerning the investees’ expectations of future expenses or losses will be recognized in the statements of income for the same periods in which such expenses or losses are accrued and expensed. The portion that is not concerned with the investees’ expectations of future expenses or losses will be treated as follows: (i) the amount that does not exceed the investor’s interest over the current values of the investees’ identifiable non-monetary assets will be consistently recognized in the statement of income throughout a period equivalent to a weighted average of the remaining useful lives of the investees’ identifiable assets subject to depreciation; (ii) the amount that exceeds the current values of the investees’ identifiable non-monetary assets will be recognized in the statement of income at the time of the acquisition.

If the price paid is larger than the value of the tangible and intangible assets and liabilities as identified, the excess is considered to be goodwill.

m. Debt issuance costs

Expenses incurred in connection with the issuance of debt are amortized over the life of the related issuances. In the case of redemption or conversion of these notes, the related expenses are amortized using the accelerated depreciation method.

Amortization has been recorded under “Financial results, net” in the unaudited statements of income as a greater financing expense.

n. Customer advances

Customer advances represent payments received in advance in connection with the sale and rent of properties and has been valued according to the amount of money received.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1: (Continued)

1.5. (Continued)

o. Income tax

The Company has recognized the charge for income tax by the deferred tax liability method, recognizing timing differences between measurements of accounting and tax assets and liabilities (see Note 15).

To determine deferred assets and liabilities, the tax rate expected to be in effect at the time of reversal or use has been applied to timing differences identified and tax loss carry forwards, considering the legal regulations approved at the date of issuance of these financial statements.

p. MPIT

The Company calculates MPIT by applying the current 1% rate on computable assets at the end of the year. This tax complements income tax. The Company’s tax obligation in each period will coincide with the higher of the two taxes. However, if MPIT exceeds income tax in a given period, that amount in excess will be computable as payment on account of income tax arising in any of the following ten years.

q. Allowances and Provisions

Allowance for doubtful accounts: the allowance for losses is recognized when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the terms of the agreements. The allowance is determined on a one-by-one basis considering the present value of expected future cash flows. While Management uses the information available to make assessments, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the assessments. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimations, and the financial statements reflect that consideration.

For impairment of assets: the Company regularly asses its non-current assets for recoverability at the end of every year.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1: (Continued)

1.5. (Continued)

q. (Continued)

The Company has estimated the recoverable value of rental properties based on their economic use value, which is determined based on estimated future cash flows discounted. For the rest of the assets (inventories and undeveloped parcels of land) the Company makes a comparison with market values based on values of comparable properties. If the recoverable value of assets, which had been impaired in prior years, increases, the Company record the corresponding reversals of impairment loss as required by accounting standards.

Increases and decreases of allowances for impairment of assets during the period ended as of December 31, 2009 and the year ended as of June 30, 2009 are detailed in Exhibit E.

For lawsuits: the Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor issues. The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company’s estimates of the outcomes of these matters and the Company’s lawyers’ experience in contesting, litigating and settling other matters.

As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have an effect on the Company’s future results of operations and financial condition or liquidity.

At the date of issuance of these unaudited financial statements, Company’s Management understands that there are no elements to foresee other potential contingencies having a negative impact on these unaudited financial statements.

r. Shareholders’ equity accounts

Amounts of shareholders’ equity accounts have been restated following the guidelines detailed in Note 1.3. until February 28, 2003. Subsequent movements are stated in the currency of the month to which they correspond.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1: (Continued)

1.5. (Continued)

r. (Continued)

“Common stock” account was stated at historical nominal value. The difference between value stated in constant currency, following the guidelines detailed in Note 1.3., and historical nominal value is shown under “Inflation adjustment of common stock” forming part of the shareholders’ equity.

Cumulative translation adjustment correspond to the exchange gains/losses arising from the conversion of Tyrus S.A.’s financial statements.

s. Results accounts

The results for the period/year are shown as follows:

Amounts included in unaudited Statements of Income are shown in currency of the month to which they correspond.

Charges for assets consumed (fixed asset depreciation, intangible asset amortization and cost of sales) were determined based on the values recorded for such assets.

Results from investments in subsidiary and equity investments was calculated under the equity method, by applying the percentage of the Company’s equity interest to the results of such companies, with the adjustments for application of Technical Resolution No. 21.

t. Revenue recognition

t.1. Sales of properties

The Company records revenue from the sale of properties when all of the following criteria are met:

•	The sale has been consummated.

•	There is sufficient evidence to demonstrate the buyer’s ability and commitment to pay for the property.

•	The Company’s receivable is not subject to future subordination.

•	The Company has transferred the property to the buyer.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1: (Continued)

1.5. (Continued)

t.1. (Continued)

The Company uses the percentage-of-completion method of accounting with respect to sales of development properties under construction. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs according to budgeted costs. The Company does not commence revenue and cost recognition until construction activities have begun. The percentage-of-completion method of accounting requires the Company’s Management to prepare budgeted costs in connection with sales of properties/units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

t.2 Revenues from leases

Revenues from leases are recognized on a straight –line basis over the life of the related lease contracts.

u. Cash and cash equivalents

The Company considers, for cash flow purposes, all highly liquid investments with original maturities of three months or less, consisting primarily of mutual funds, as cash equivalents.

v. Negative Goodwill, net

Negative goodwill represents the excess of the fair value of net assets of the subsidiaries at the percentage of participation acquired over the acquisition cost. If the value of the identified tangible and intangible assets exceeds the purchase price paid (i) the acquired intangible assets are not recognized because they would entail an increase in the negative goodwill arising from these acquisitions at the time of the purchase (ii) the excess will be treated as negative goodwill as follows: (a) the portion related to the expectations of future losses will be recognized in the income statements for the same periods in which such losses are incurred (b) the amount not in excess of the equity interest over the non-monetary assets of the issuer will be recognized as negative goodwill (c) the amount that exceeds the non-monetary assets will be recognized in the statement of income at the time of the purchase

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1: (Continued)

1.5. (Continued)

v. (Continued)

Goodwill has been restated following the guidelines mentioned in Note 1.3 and amortization has been calculated by the straight-line method based on an estimated useful life, considering the weighted-average of the remaining useful life of identifiable assets acquired subject to depreciation.

Includes goodwill originated from the purchase of shares and Palermo Invest S.A.

w. Dividends

IRSA’s Board of Directors decided that its dividend policy shall consist in the distribution, pro rata amongst the shareholders, of an amount equivalent to the highest of a) up to twenty per cent (20%) of sales, leases and services posted by the “Offices and others” segment that comes from the Net Operating Income by Business Unit as of June 30 of each year (Note 4 to the unaudited consolidated financial statements) or b) up to twenty per cent (20%) of net income as of June 30 of each year. This policy requires that the Company must at all times abide by the covenants imposed on it by virtue of its financial commitments.

NOTE 2: CASH AND BANKS

The breakdown for this item is as follows:

	December 31, 2009	June 30, 2009
Cash on hand (Exhibit G)	127	90
Banks accounts (Exhibit G)	1,821	14,190
Checks to be deposited	1,047	607

	2,995	14,887

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 3: ACCOUNTS RECEIVABLE, NET

The breakdown for this item is as follows:

	December 31, 2009		June 30, 2009
	Current	Non- Current	Current	Non- current
Mortgages, leases receivable and services (1) (Exhibit G)	25,708	2,798	24,393	1,373
Related parties (Note 12.a.) (Exhibit G)	16,573	—	24,368	—
Debtors under legal proceedings and past due debts	8,189	—	4,452	—
Less:
Allowance for doubtful accounts (Exhibit E)	(17,042)	—	(7,052)	—

	33,428	2,798	46,161	1,373

(1)	Current and non-current receivables from the sale of real estate are secured by first degree mortgages in favor of the Company.

NOTE 4: OTHER RECEIVABLES AND PREPAID EXPENSES

The breakdown for this item is as follows:

	December 31, 2009		June 30, 2009
	Current	Non- Current	Current	Non- current
Related parties (Note 12.a.) (Exhibit G)	40,683	48,744	52,121	94,797
Receivables from the sale of shares (Exhibit G) (1)	34,580	—	34,115	—
Prepaid expenses and services (Exhibit G)	5,032	1,342	3,748	1,290
Guarantee of defaulted credits (2) (Exhibit G)	4,000	—	4,206	—
Advances of Director’s fees, net (Note 12.a.) (3)	2,396	—	—	—
MPIT	1,114	15,799	—	3,377
Deferred income tax (Note 15)	—	—	—	7,238
Present value	—	(178)	—	(148)
Others (Exhibit G)	6,820	763	2,632	466

	94,625	66,470	96,822	107,020

(1)	In June 2007 the Company sold 10% of the shareholding in Solares de Santa María S.A. for US$ 10.6 million (on such date the Company collected US$ 1.5 million of such amount). The balance will become due in June 2010 and it is supported by a pledge in favor of the Company.
(2)	See Note 21.A.ii to the unaudited consolidated financial statements.
(3)	Amounts are net of provision for Director’s fees for Ps. 6,020.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 5: INVENTORIES

The breakdown for this item is as follows:

	December 31, 2009		June 30, 2009
	Current	Non- Current	Current	Non- current
Credit from barter of Caballito (Koad) (i)	13,140	17,122	15,828	11,795
Abril	1,342	686	788	209
El Encuentro (ii)	831	9,473	—	—
Credit from barter of Caballito (Cyrsa (iii) Note 12 a.)	—	37,939	—	37,939
Other inventories	903	21	941	21

	16,216	65,241	17,557	49,964

(i)	In May 2006 Koad S.A. (Koad) and the Company entered into a barter agreement valued at US$ 7.5 million by which the Company sold to Koad a plot of land for the construction of a building group called “Caballito Nuevo”. As consideration Koad paid an amount of US$ 0.05 million and the balance of US$ 7.4 million will be cancelled by delivering 118 apartments and 55 parking units within the maximum term of 1,188 days. The final number of units to be received will depend of the effective date in which Koad will deliver the units, as there are different bonuses according to the date of the delivery. In guarantee of the operation, Koad encumbered with a mortgage the plot subject to this transaction in the amount of US$ 7.5 million and constituted insurance for US$ 1 million. As of December 31, 2009, Koad has delivered 42 parking spaces out of the total agreed.

Additionally, preliminary sales agreements have been signed over 52 functional units to be received. These units have been measured at their net realization value, which generated income for Ps. 2,638 from this transaction during the period ended as of December 31, 2009.

(ii)	In March 2004, the company (through its subsidiaries) sold to Desarrolladora El Encuentro S.A. (DEESA) a plot of land in Benavidez through the exchange of (i) US$ 1.0 million in cash and (ii) 110 residential plots of the mentioned for an amount of US$ 3.0 million. As guarantee of compliance with the operation, DEESA set up a first mortgage amounting to US$ 3.0 million. As of December 22, 2009 DEESA gave the residential plots and the mortgage was lifted.
(iii)	In July 2008, the Company and Cyrsa executed and delivered a barter deed for US$ 12.6 million whereby IRSA conveyed to Cyrsa a plot of land in the Caballito neighborhood. In turn, Cyrsa agreed to conduct a real estate development in that plot for the construction of homes: there will be a first stage comprising the construction of two buildings and a second stage for the construction of a third building, at Cyrsa’s option.

As consideration, Cyrsa paid US$ 0.12 million, with the outstanding balance to be paid through the delivery of 25% of the units making up the buildings to be constructed in the plot. If at June 2010 Cyrsa were to opt for not constructing that third building, IRSA will be receiving the unit to which any rights to engage in further construction on pre-existing structures attach for the third building. To guarantee compliance with its obligations, Cyrsa has mortgaged the land for the amount of US$ 12.6 million.

NOTA 6: TRADE ACCOUNTS PAYABLE

	December 31, 2009	June 30, 2009
Accruals	6,282	5,500
Suppliers (Exhibit G)	4,806	3,796
Related parties (Note 12.a.) (Exhibit G)	4,711	9,852
Others	786	1,039

	16,585	20,187

NOTE 7: CUSTOMER ADVANCES

The breakdown for this item is as follows:

	December 31, 2009		June 30, 2009
	Current	Non- Current	Current	Non- Current
Customer advances (Exhibit G)	16,405	—	12,981	—
Leases and services advances	2,172	44	972	7

	18,577	44	13,953	7

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8: SHORT AND LONG—TERM DEBT

The breakdown for this item is as follows:

	December 31, 2009		June 30, 2009
	Current	Non- Current	Current	Non- Current
Overdrafts	90,112	—	7,736	—
Bank Loans (Exhibit G) (1)	57,870	76,513	72,954	76,453
Non convertibles notes -2017 (Note 12. a. and Note 17 and Exhibit G)	19,313	564,607	19,297	563,719
Seller financing (Exhibit G) (2)	—	—	11,633	—

	167,295	641,120	111,620	640,172

(1)	The balance as of December 31, 2009 includes mainly:

a.	Ps. 25,504 as a current balance and Ps. 76,513 as a non-current balance related to the debt for purchase the República building (Exhibit G).

b.	Ps. 30,219 as a loan granted by Banco de la Nación Argentina maturing in March 2010 and accruing interest at a rate equivalent to BAIBOR at 30 days plus 500 basis points.

(2)	Corresponds to debt for the purchase of Palermo Invest S.A. shares. As of December 31, 2009 the mentioned debt was fully cancelled.

NOTE 9: TAXES PAYABLES

The breakdown for this item is as follows:

	December 31, 2009		June 30, 2009
	Current	Non- Current	Current	Non- current
Income tax, net	6,714	—	2,397	—
Provision on tax on shareholders personal assets	4,425	—	2,079	—
Tax facilities MPIT	2,926	—	—	—
VAT, net balance	2,300	—	2,740	—
Tax retentions to third parties	1,017	—	1,710	—
Tax facilities for gross revenue	147	429	85	417
Tax facilities for municipal taxes	142	543	—	—
Others	43	—	27	—
Gross revenue, tax	4	1,138	408	1,138
Deferred income tax (Note 15)	—	34,886	—	—
MPIT	—	—	3,378	—

	17,718	36,996	12,824	1,555

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 10: OTHER LIABILITIES

The breakdown for this item is as follows:

	December 31, 2009		June 30, 2009
	Current	Non- Current	Current	Non- current
Loans with shareholders of related parties (Note 12.a.) (Exhibit G)	36,104	21,342	41,946	21,332
Directors’ fees provision (Note 12.a.) (1)	—	—	231	—
Less value of acquired contracts (Note 1.5.l)	3,169	—	3,722	1,308
Administration and reserve funds	3,996	—	3,343	—
Guarantee deposits (Exhibit G)	2,626	4,417	2,146	4,408
Present value	—	(123)	—	(164)
Others	1,583	195	174	195

	47,478	25,831	51,562	27,079

(1)	As of June 30, 2009 it is disclosed net of advances to Directors for Ps. 10,510.

NOTE 11: OTHER EXPENSES, NET

The breakdown for this item is as follows:

	December 31, 2009	December 31, 2008
Other income:
Recovery of allowance for doubtful accounts and lawsuits	13	—
Others	385	143

Subtotal	398	143

Other expenses:
Donations	(2,879)	(67)
Tax on shareholders’ personal assets	(2,346)	(658)
Unrecoverable VAT	(1,295)	(1,228)
Lawsuits contingencies	(90)	(2)
Others	(379)	(44)

Subtotal	(6,989)	(1,999)

Total other expenses, net	(6,591)	(1,856)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 12: BALANCES AND TRANSACTIONS WITH SUBSIDIARIES, SHAREHOLDERS, AFFILIATED AND RELATED PARTIES

a.	The balances as of December 31, 2009 and June 30, 2009, with subsidiaries, shareholders, affiliated and related companies are as follows:

	December 31, 2009	June 30, 2009
Alto Palermo S.A. (1)
Accounts receivable, net	2,848	8,651
Other current receivables and prepaid expenses	94	1,596
Current investments	20,550	20,483
Non-current investments	291,183	297,614
Current trade accounts payable	1,147	3,860
Other current liabilities	—	6,580

Canteras Natal Crespo S.A. (5)
Accounts receivable, net	448	385
Other current receivables and prepaid expenses	2,073	1,727

Comercializadora Los Altos S.A. (1)
Accounts receivable, net	—	48
Current trade accounts payable	—	5

Consorcio Dock del Plata (4)
Accounts receivable, net	844	344
Other current receivables and prepaid expenses	1	26
Current trade accounts payable	6	46

Consultores Assets Management S.A. (4)
Accounts receivable, net	637	536
Other current receivables and prepaid expenses	2	5
Current trade accounts payable	2	2

Consorcio Libertador S.A. (4)
Accounts receivable, net	538	518
Other current receivables and prepaid expenses	16	4
Current trade accounts payable	80	115

Cresud S.A.C.I.F. y A (2)
Accounts receivable, net	1,487	1,127
Other current receivables and prepaid expenses	30,776	7,570
Current trade accounts payable	1,012	1,901
Current loans	4,462	4,458
Non-Current loans	125,978	125,878
Other current liabilities	950	135

Cyrsa S.A. (5)
Accounts receivable, net	3,001	2,862
Other current receivables and prepaid expenses	—	20
Current trade accounts payable	1,576	695
Inventories—Credit from barter of Caballito	37,939	37,939

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 12: (Continued)

a.	(Continued)

	December 31, 2009	June 30, 2009
Directors (4)
Other current receivables and prepaid expenses	2,557	160
Current trade accounts payables	29	29
Other current liabilities	—	231
Other non-current liabilities	—	8

E-Commerce Latina S.A. (1)
Accounts receivable, net	23	18
Other current receivables and prepaid expenses	8	—

Emprendimiento Recoleta S.A. (1)
Current trade account payable	14	1

Estudio Zang, Bergel & Viñes (4)
Other current receivables and prepaid expenses	25	20
Current trade accounts payable	168	186
Other current liabilities	—	3

Fibesa S.A. (1)
Accounts receivable, net	524	2
Current trade accounts payables	6	3

Fundación IRSA (4)
Accounts receivable, net	22	18
Other current receivables and prepaid expenses	2	3
Current trade accounts payable	—	259

Hoteles Argentinos S.A. (1)
Accounts receivable, net	550	—
Other current receivables and prepaid expenses	28	21
Other current liabilities	770	762

Inversora Bolívar S.A. (1)(8)
Accounts receivable, net	—	3,475
Other current receivables and prepaid expenses	265	28,728
Other non-current receivables and prepaid expenses	—	39,644
Current trade accounts payable	—	2,184
Other current liabilities	—	22

Llao—Llao Resorts S.A. (1)
Accounts receivable, net	1,150	1,734
Other current receivables and prepaid expenses	41	196
Other non-current receivables and prepaid expenses	36,436	45,466
Other non-current liabilities	7	6
Current trade accounts payable	20	—

Museo de los niños (4)
Accounts receivable, net	20	20

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 12: (Continued)

a.	(Continued)

	December 31, 2009	June 30, 2009
Nuevas Fronteras S.A. (1)
Accounts receivable, net	105	152
Other current receivables and prepaid expenses	6,360	1
Current trade accounts payable	94	2
Other current liabilities	19	19
Other non-current liabilities	4,569	4,565

Palermo Invest S.A. (1)(8)
Accounts receivable, net	—	66
Other current receivables and prepaid expenses	—	6,068

Panamerican Mall S.A. (1)		69
Accounts receivable, net	42	69
Other current receivables and prepaid expenses	24	1
Current trade accounts payable	3	—

Patagonian Investment S.A. (1)(8)
Accounts receivable, net	—	54

Pereiraola S.A.I.C.I.F. (1)
Accounts receivable, net	39	39
Other current receivables and prepaid expenses	6	—

Staff (4)
Other current receivables and prepaid expenses	38	285
Other non-current receivables and prepaid expenses	4	—
Current trade accounts payable	25	23

Puerto Retiro S.A. (5)
Accounts receivable, net	78	78
Other current receivables and prepaid expenses	36	—

Quality Invest S.A. (1)
Accounts receivables, net	—	12
Other current receivables and prepaid expenses	6	2

Ritelco S.A. (1)
Other current receivables and prepaid expenses	5	24
Other current liabilities	34,365	34,424
Other non-current liabilities	16,766	16,753

Rummaala S.A. (5)(6)
Accounts receivable, net	—	7
Other current receivables and prepaid expenses	—	1
Current trade accounts payable	—	43

Shopping Alto Palermo S.A. (1)(7)
Accounts receivable, net	—	1
Other current receivables and prepaid expenses	—	20
Current trade accounts payable	—	27
Other current liabilities	—	1

Solares de Santa María S.A. (1)
Accounts receivable, net	964	869
Other current receivables and prepaid expenses	115	26
Other non-current receivables and prepaid expenses	12,304	9,687

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 12: (Continued)

a. (Continued)

	December 31, 2009	June 30, 2009
Tarshop S.A. (1)
Accounts receivable, net	3,253	3,283
Current trade accounts payable	21	—

IRSA International LLC (1)
Other current receivables and prepaid expenses	601	577
Current trade accounts payable	508	462

Tyrus S.A. (1)
Other current receivables and prepaid expenses	—	5,040
Current trade accounts payable	—	9

(1)	Subsidiary (direct or indirect)
(2)	Shareholder
(3)	Affiliated (direct or indirect)
(4)	Related party
(5)	Direct or indirect joint control
(6)	See Note 1.a.(3) to the unaudited consolidated financial statement
(7)	See Note 22.B.10 to the unaudited consolidated financial statement
(8)	See Note 16.2.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 12: (Continued)

b.	Results on subsidiary, shareholder, affiliated and related parties during the six-month period ended December 31, 2009 and December 31, 2008 are as follows:

Related parties	Sales and services fees		Leases earned		Cost		Leases cost		Interest earned		Fees		Interest cost
	12.31.09	12.31.08	12.31.09	12.31.08	12.31.09	12.31.08	12.31.09	12.31.08	12.31.09	12.31.08	12.31.09	12.31.08	12.31.09	12.31.08
Palermo Invest S.A. (1) (5)	—	—	—	—	—	—	—	—	—	345	—	—	—	—
Inversora Bolivar S.A. (1) (5)	—	—	—	—	—	—	—	(400)	—	3,643	—	—	—	—
Fibesa (1)	—	—	292	—	—	—	—	—	—	—	—	—	—	—
Alto Palermo S.A. (APSA) (1)	—	—	1,961	—	(193)	1,609	—	—	14,278	5,634	—	—	—	—
Canteras Natal Crespo S.A. (4)	48	48	—	—	—	—	—	—	100	77	—	—	—	—
Cresud S.A.C.I.F. y A. (2)	1,879	—	626	—	—	(222)	—	—	375	—	—	—	(5,390)	(1,428)
Hoteles Argentinos S.A. (1)	—	—	—	—	—	—	—	—	—	47	—	—	—	—
Llao Llao Resorts S.A. (1)	—	—	47	66	—	—	—	—	2,069	2,010	—	—	—	—
E – Commerce S.A. (1)	4	3	—	—	—	—	—	—	—	—	—	—	—	(263)
Ritelco S.A. (1)	—	—	—	—	—	—	—	—	—	—	—	—	(697)	(936)
Tarshop S.A. (1)	43	245	664	768	—	143	—	—	—	—	—	—	—	—
Préstamos al personal (3)	—	—	—	—	—	—	—	—	10	7	—	—	—	—
Estudio Zang, Bergel y Viñes (3)	—	—	—	—	—	—	—	—	—	—	(1,056)	(689)	—	—
Directores (3)	—	—	—	—	—	—	—	—	—	—	(6,014)	(5,403)	—	—
Cyrsa S.A. (4)	—	—	89	276	—	—	—	—	—	—	—	—	—	—
Nuevas Fronteras S.A. (1)	230	212	—	—	—	—	—	—	—	—	—	—	(116)	(51)
Solares de Santa María S.A. (1)	—	—	—	—	—	—	—	—	617	432	—	—	—	—
Consultores Assets Management S.A. (3)	—	4	—	—	—	—	—	—	—	—	—	—	—	—
Consorcio Dock del Plata (3)	117	—	—	—	—	—	—	—	—	—	—	—	—	—
Consorcio Libertador S.A. (3)	51	—	5	—	—	—	—	—	—	—	—	—	—	—

Total	2,372	512	3,684	1,110	(193)	1,530	—	(400)	17,449	12,195	(7,070)	(6,092)	(6,203)	(2,678)

(1)	Subsidiary (direct or indirect)
(2)	Shareholder / Subsidiary’s shareholder
(3)	Related party
(4)	Direct or indirectly joint control
(5)	See Note 16.2.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 12: (Continued)

c.	The composition of loss on equity investees is as follows:

	(Loss)/Gain	(Loss)/Gain
	December 31, 2009	December 31, 2008
Gain on equity investees	202,417	(87,126)
Result of purchase of notes of APSA (Note 18.1.)	—	27,926
Accrual of financial results from notes of APSA (Note 18.1.)	(7,161)	—
Amortization of goodwill and lower/higher purchase values/acquisition expenses	1,033	101

	196,289	(59,099)

NOTE 13: COMMON STOCK

a. Common stock

As of December 31, 2009, common stock was as follows:

	Par Value	Approved by		Date of record with the Public Registry of Commerce
		Body	Date
Shares issued for cash	—	First Meeting for IRSA’s Incorporation	04.05.1943	06.25.1943
Shares issued for cash	16,000	Extraordinary Shareholders’ Meeting	11.18.1991	04.28.1992
Shares issued for cash	16,000	Extraordinary Shareholders’ Meeting	04.29.1992	06.11.1993
Shares issued for cash	40,000	Extraordinary Shareholders’ Meeting	04.20.1993	10.13.1993
Shares issued for cash	41,905	Extraordinary Shareholders’ Meeting	10.14.1994	04.24.1995
Shares issued for cash	2,000	Extraordinary Shareholders’ Meeting	10.14.1994	06.17.1997
Shares issued for cash	74,951	Extraordinary Shareholders’ Meeting	10.30.1997	07.02.1999
Shares issued for cash	21,090	Extraordinary Shareholders’ Meeting	04.07.1998	04.24.2000
Shares issued for cash	54	Board of Directors’ Meeting	05.15.1998	07.02.1999
Shares issued for cash	9	Board of Directors’ Meeting (1)	04.15.2003	04.28.2003
Shares issued for cash	4	Board of Directors’ Meeting (1)	05.21.2003	05.29.2003
Shares issued for cash	172	Board of Directors’ Meeting (1)	08.22.2003	02.13.2006
Shares issued for cash	27	Board of Directors’ Meeting (1)	08.22.2003	02.13.2006
Shares issued for cash	8,585	Board of Directors’ Meeting (1)	12.31.2003	02.13.2006
Shares issued for cash	8,493	Board of Directors’ Meeting (2)	12.31.2003	02.13.2006
Shares issued for cash	4,950	Board of Directors’ Meeting (1)	03.31.2004	02.13.2006
Shares issued for cash	4,013	Board of Directors’ Meeting (2)	03.31.2004	02.13.2006
Shares issued for cash	10,000	Board of Directors’ Meeting (1)	06.30.2004	02.13.2006
Shares issued for cash	550	Board of Directors’ Meeting (2)	06.30.2004	02.13.2006
Shares issued for cash	9,450	Board of Directors’ Meeting (2)	09.30.2004	02.13.2006
Shares issued for cash	1,624	Board of Directors’ Meeting (1)	12.31.2004	02.13.2006
Shares issued for cash	1,643	Board of Directors’ Meeting (2)	12.31.2004	02.13.2006
Shares issued for cash	41,816	Board of Directors’ Meeting (1)	03.31.2005	02.13.2006
Shares issued for cash	35,037	Board of Directors’ Meeting (2)	03.31.2005	02.13.2006
Shares issued for cash	9,008	Board of Directors’ Meeting (1)	06.30.2005	02.13.2006
Shares issued for cash	9,885	Board of Directors’ Meeting (2)	06.30.2005	02.13.2006
Shares issued for cash	2,738	Board of Directors’ Meeting (1)	09.30.2005	02.13.2006
Shares issued for cash	8,443	Board of Directors’ Meeting (2)	09.30.2005	02.13.2006
Shares issued for cash	354	Board of Directors’ Meeting (2)	03.31.2006	12.05.2006
Shares issued for cash	13,009	Board of Directors’ Meeting (1)	03.31.2006	12.05.2006
Shares issued for cash	2,490	Board of Directors’ Meeting (2)	03.31.2006	12.05.2006
Shares issued for cash	40,215	Board of Directors’ Meeting (1)	06.30.2006	12.05.2006
Shares issued for cash	10,933	Board of Directors’ Meeting (2)	06.30.2006	12.05.2006
Shares issued for cash	734	Board of Directors’ Meeting (1)	09.30.2006	11.29.2006
Shares issued for cash	1,372	Board of Directors’ Meeting (2)	09.30.2006	11.29.2006
Shares issued for cash	5,180	Board of Directors’ Meeting (1)	12.31.2006	02.28.2007
Shares issued for cash	6,008	Board of Directors’ Meeting (2)	12.31.2006	02.28.2007
Shares issued for cash	2,059	Board of Directors’ Meeting (1)	03.31.2007	06.26.2007
Shares issued for cash	2,756	Board of Directors’ Meeting (2)	03.31.2007	06.26.2007
Shares issued for cash	8,668	Board of Directors’ Meeting (1)	06.30.2007	10.01.2007
Shares issued for cash	2,744	Board of Directors’ Meeting (2)	06.30.2007	10.01.2007
Shares issued for cash	33,109	Board of Directors’ Meeting (1)	09.30.2007	11.30.2007
Shares issued for cash	53,702	Board of Directors’ Meeting (2)	09.30.2007	11.30.2007
Shares issued for cash	1,473	Board of Directors’ Meeting (1)	12.31.2007	03.12.2008
Shares issued for cash	25,423	Board of Directors’ Meeting (2)	12.31.2007	03.12.2008

	578,676

(1)	Conversion of negotiable obligations.
(2)	Exercise of options.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 13: (Continued)

b. Restriction on the distribution of profits

i)	In accordance with the Argentine Commercial Corporations Law and the Company’s By-laws, 5% of the net and realized profit for the period, calculated in accordance with Argentine GAAP plus (less) prior period adjustments must be appropriated, once accumulated losses are absorbed, by resolution of the shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital. This legal reserve may be used only to absorb losses.

ii)	See Note 17.

iii)	See Note 1.5.w.

NOTE 14: RESTRICTED ASSETS

1.	The Company has raised a mortgage over the property designated as “Suipacha 652” to secure compliance with its obligation to erect a building and to convey the units to be constructed in the building as this obligation represents the balance outstanding for the acquisition of a plot of land in Av. Del Libertador 1755. The Company also carries a mortgage loan granted by Banco Macro for the acquisition of the building designated as “Edificio República” (See Note 21.A.iii to the Unaudited Consolidated Financial Statements).

2.	In May 2008, the Company bought a 49% shareholding in Manibil S.A. from Land Group S.A. Manibil S.A. had been created to transact business in real estate and construction and to carry out financial transactions and made contributions proportional to its shareholder possession for Ps. 23.9 million. By virtue of the contracts signed, the Company agreed not to transfer its shares or any rights related thereto for a term of three years.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 15: INCOME TAX—DEFERRED TAX

The evolution and breakdown of deferred tax assets and liabilities are as follows:

Items	Balances at the beginning of year	Changes for the period (1)	Balances at period-end
Non-current deferred assets and liabilities
Cash and Banks	(100)	70	(30)
Investments	61,110	(381)	60,729
Accounts receivable, net	2,465	1,800	4,265
Other receivables and prepaid expenses	(916)	352	(564)
Inventories	(4,199)	41	(4,158)
Fixed assets, net	(52,231)	(45,316)	(97,547)
Intangible assets	528	(199)	329
Tax loss carryfowards	—	1,746	1,746
Financial loans	(2,347)	153	(2,194)
Salaries and social security payable	120	240	360
Other liabilities	2,808	(630)	2,178

Total net deferred assets (liabilities)	7,238	(42,124)	(34,886)

(1)	Includes Ps. 8,931 (liability) by spin off-merger (see note 16.2.).

Net liabilities at period end derived from the information included in the above table amount to Ps. 34,886.

Below is a breakdown of the balance of tax loss carryforward which amounts to Ps 4,989.

Year of generation	Amount (*)	Statute of Limitation
2009	4,989	2014

Tax loss carryforwards	4,989

(*)	Nominal value

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 15: (Continued)

Below is a reconciliation between income tax expensed and that resulting from application of the current tax rate to pre-tax income for the periods ended December 31, 2009 and 2008, respectively:

Items	12.31.09	12.31.08
Pretax income (loss)	308,281	(97,246)
Statutory income tax rate	35%	35%

Income tax expense (gain) at statutory tax rate on pretax income	107,898	(34,036)

- Restatement into constant currency	5,988	657
- Donations	559	489
- (Gain) loss on equity investees	(68,701)	30,494
- Directors’ fees	—	1,864
- Others	(1,399)	2,301

- Income tax and deferred tax charge for the year	(1) 44,345	1,769

- MPIT charge for the year	(377)	—

Income and MPIT expense	43,968	1,769

(1)	Deferred tax amounts to Ps. 33,193 and current tax amounts to Ps. 11,152

The Company in accordance with the new accounting standards (See Res. Gral CNV 485/05 y 487/06) has decided not to recognize the deferred liability generated by the effect of the adjustment for inflation on the fixed assets and other non-monetary assets. The estimated effect as of the date of the issuance of these unaudited financial statements that the adoption of the new criteria would have generated would be a decrease in shareholders’ equity of approximately Ps. 123.9 million which should be recorded in the income statement accounts of previous periods for Ps. 155.5 million (loss) and in the income statement accounts of the fiscal period Ps. 31.6 million (gain). This effect includes those generated by Subsidiaries.

The above-mentioned liability would probably be reverted according to the detail that follows:

Item	Up to 12 months	From 1 to 2 years	From 2 to 3 years	Over 3 years	Total
Amount in million	7.1	7.0	6.9	102.9	123.9

NOTE 16: ACQUISITIONS, CONSTITUTIONS AND REORGANIZATIONS OF BUSINESS AND REAL STATE ASSETS

1. Sales of Buildings

During the six-month period ended on December 31, 2009 and the year ended June 30, 2009, the Company conducted several transactions for the sale of some office rental properties, representative of a gross leasable area of 12,057 square meters and 20,315 square meters respectively in exchange for a total of Ps. 133.1 million and Ps. 201.3 million, respectively. The gross income generated by these transactions amounted to Ps. 93.7 million and Ps. 119.4 million, respectively.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 16: (Continued)

2. Merger and spin-off/merger between The Company and Patagonian Investment S.A.; and spin-off/merger with Palermo Invest S.A. and Inversora Bolívar S.A.

The Company’s shareholders’ meeting held on November 27, 2009 approved, amongst other decisions, the corporate reorganization consisting in the merger by absorption of Patagonian Investment S.A. into the Company, and the spin-off of Palermo Invest S.A. to be subsequently merged with Inversora Bolívar S.A. as well as all the documentation concerning these transactions. Afterwards, on January 22, 2010, a public deed was drawn to formalize the Final Merger Agreement (“the Merger Agreement”) in due time filed with the oversight authorities.

3. Acquisition of plots of land located in the Catalinas Norte area

The Company executed a preliminary sales agreement for the acquisition of a plot of land of 3,649 square meters and located in the area known as Catalinas Norte in the Autonomous City of Buenos Aires.

The price agreed was Ps. 95.0 million, of which: Ps. 19.0 million have already been paid and the outstanding balance shall be paid at the time of executing and delivering the corresponding title deed, scheduled for May 2010.

NOTE 17: ISSUANCE OF NOTES PROGRAM

In February 2007, the Company issued non-convertible Notes (Non convertible notes-2017”) for US$ 150 million to become due in February 2017 under the framework of the Global Program for Issuing Non convertible notes in a nominal value of up to US$ 200 million authorized by the National Securities Commission. Non convertible notes-2017 accrue an annual fixed interest rate of 8.5%, payable every six months, starting in August, 2007. The Principal will be fully paid on maturity. Non convertible notes-2017 contain customary covenants including restrictions to pay dividends in accordance with certain limits. Balances are net of issuance cost amounting to Ps. 874 as current and Ps. 5,393 as non-current, as of December 31, 2009; and Ps. 875 current and Ps. 5,831 non-current, as of June 30, 2009.

See Note 18.4.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 18: RELEVANT FACTS

1. Purchase of Alto Palermo’s Notes

During fiscal year ended June 30, 2009, the Company bought Alto Palermo notes Series I and II for US$ 39.6 million and US$ 46.5, respectively. The total amount paid was US$ 19.3 million and US$ 8.2 million, respectively. This transactions generated Ps. 74,285 million and Ps. 18,363 million, respectively in that fiscal year.

2. Acquisition of company’s shares by Cresud S.A.C.I.F. y A.

During the year ended June 30, 2009, Cresud S.A.C.I.F. y A. (“Cresud”) acquired additional shares of the Company. Consequently, Cresud’s share in the Company, either directly and indirectly, exercises control on the Company, as from October 2008 it holds the necessary votes to form the social will in the ordinary meetings of shareholders in accordance with the terms of Technical Resolution No. 21.

3. Financial and capital market situation

In late 2008, the financial markets of the largest economies in the world were adversely affected by the prevailing conditions of volatility and illiquidity and by the credit crunch. This led in turn to a significant decline in the stock market indices at the international level which came hand in hand with a slow-down in the global economy.

As soon as the largest economies in the world were intervening by injecting liquidity into the markets, interest rates responded with a downward trend which favored, in 2009, the recovery of stock and debt market indices. As regards the real economy at the global level, it remains to be seen whether the measures implemented by the different governments have had lasting positive effects.

As regards Argentina in 2008, the quotation of Government and corporate securities in the stock markets sustained dramatic drops whereas interest rates, the country risk rate and the exchange rates went upwards. In 2009, securities started to recover, particularly the instruments issued by the Argentine Government, with the ensuing impact on the valuation at fair value of the financial assets holdings maintained by Banco Hipotecario in its portfolio.

As regards the quotation of Banco Hipotecario’s shares, which had declined in recent semesters due to the overall market situation, it has significantly appreciated in the past months which corroborates our estimate that the decrease in the value of Banco Hipotecario’s shares had been temporary.

The management is evaluating and monitoring the effects derived from situations referred on the Company in order to adopt the necessary measures to soften the effects of the global situation to protect the Company equity.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 18: (Continued)

4. Shareholder’s Meeting held on October 29, 2009

The following, among other topics, are the resolutions adopted by the Company’s Shareholders’ Meeting:

•	Increase in the amount of the Global Program for the Issuance of Negotiable Obligations currently in force for a further US$ 200,000.

•	The creation of a Global Program of Short-term Debt Securities for an amount that at no time shall exceed of US$ 50,000 or the equivalent in other currencies.

•	The payment of a bonus to the Company’s management for up to 1% of the Company’s outstanding capital stock.

5. Negative working capital

At the end of the period, the Company’s working capital exhibited a Ps. 64,502 deficit. Both the Board and the corresponding members of management are analyzing the treatment to be afforded to this situation.

6. Adoption of the International Financial Reporting Standards

The National Securities Commission has mandated that the Technical Resolution No. 26 of the Federación Argentina de Consejos Profesionales de Ciencias Económicas (FACPCE) is to be applied by the companies admitted to the public offering system under Law No. 17,811 in connection with either their capital and/or negotiable obligations, and/or by the companies that have applied for admission to the public offering system. FACPCE’s Technical Resolution No. 26 adopts the International Financial Reporting Standards issued by the International Accounting Standards Board. The Company shall apply the IFRS as from the fiscal year beginning on July 1st, 2012.

The Company’s top management is currently analyzing the scope and design of the plan for adopting the above-mentioned standards as well as the impact of their implementation on the Company’s operations and will submit its conclusions to the Board’s consideration.

NOTE 19: COMPLIANCE WITH CURRENTLY APPLICABLE ENVIRONMENTAL RULES AND REGULATIONS

The Company has assumed a permanent commitment to the sustainable conduct of business in line with currently applicable environmental rules and regulations.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the unaudited financial statements (Continued)

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

NOTE 20: TRANSACTIONS PENDING SOLUTIONS BY THE ARGENTINE ANTITRUST COMMISSION (CNDC)

On November 20, 2009, after the sale of the building Edificio Costeros (Dock II), the Company applied to the Antitrust Commission for a consultative opinion on whether the Company had to notify that transaction or not. As of the date of issuance of these financial statements, the Antitrust Commission had not yet handed down a resolution.

In addition, as regards the acquisition of Torre Bank Boston (Della Paolera), on August 30, 2007 the Company applied to the Antitrust Commission for a consultative opinion as to whether the Company had to notify the transaction. On November 22, 2007 the Antitrust Commission stated that there was indeed a duty to notify the transaction. The Company filed an appeal against this decision. As of the date of issuance of these financial statements, this matter had not yet been finally settled.

On May 6, 2008 the Company applied to the Antitrust Commission for a consultative opinion concerning the acquisition of Edificio República. The Antitrust Commission handed down a decision dated August 12, 2009 whereby it stated that the purchase had to be notified. The Company lodged an appeal against such pronouncement with the local courts. On December 23, 2009 the Company was notified that its appeal had been dismissed.

NOTE 21: SUBSEQUENT EVENTS

Option to acquire an interest in Alto Palermo S.A. (APSA)

On January 13, 2010, the Company submitted a bid, which Parque Arauco S.A. (PASA) accepted, for acquiring, through a purchase option, the 29.55% interest held by PASA in APSA and the direct and indirect interest held by PASA in the Series I Convertible Notes issued in due time by APSA (“APSA’s Convertible Note 2014”) for a nominal value of US$ 15.5 million.

The acceptance of the bid grants the Company the right to exercise the purchase option mentioned above until August 31, 2010, which term may be extended until November 30, 2010 subject to compliance with certain conditions. The strike price has been fixed at the total and final amount of US$ 126.0 million.

So as to comply with the first of these conditions, the Company has transferred US$ 6.0 million to PASA as payment in exchange for the option, to be computed towards cancellation of the final price. If the Company did not exercise the option within the above-mentioned period, this amount would be kept by PASA.

As of the date of issuance of these financial statements, the parties were carrying on with the legal and commercial structure underlying the above transactions.

IRSA Inversiones y Representaciones Sociedad Anónima

Fixed assets, net

For the six-month period beginning on July 1, 2009

and ended December 31, 2009 compared with the year ended June 30, 2009

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit A

Items	Value as of beginning of year		Additions and Transfers	Deductions and Transfers	Value as of end of period/year	Depreciation						Allowances for impairment (2)	Net carrying value as of December 31, 2009	Net carrying value as of June 30, 2009
						Accumulated as of beginning of year		For the period		Accumulated as of end of period
								Increase, decreases and Transfers	Amount (1)
Furniture and fixtures	2,016		861	—	2,877	1,707		782	17	2,506		—	371	309
Machinery, equipment and computer equipment	6,940		3,098	(4)	10,034	6,328		3,013	177	9,518		—	516	612
Leasehold improvements	6,753		1,427	—	8,180	6,630		1,427	18	8,075		—	105	123
Advances for fixed assets	57		—	(57)	—	—		—	—	—		—	—	57
Work in progress	1,575		49	—	1,624	—		—	—	—		—	1,624	1,575
Vehicles	130		91	—	221	130		91	—	221		—	—	—

Subtotal other fixed assets	17,471		5,526	(61)	22,936	14,795		5,313	212	20,320		—	2,616	2,676

Properties:
Edificio República	230,294		—	—	230,294	5,816		—	2,350	8,166		—	222,128	224,478
Torre Bank Boston (3)	169,078		—	—	169,078	5,285		—	1,453	6,738		—	162,340	163,793
Bouchard 551	160,657		—	—	160,657	7,759		—	1,164	8,923		—	151,734	152,898
Intercontinental	—		113,969	—	113,969	—		27,475	2,080	29,555		—	84,414	—
Dique IV	67,362		1,150	—	68,512	378		—	1,156	1,534		—	66,978	66,984
Bouchard 710	72,460		—	—	72,460	6,177		—	511	6,688		—	65,772	66,283
Maipú 1300	52,716		—	—	52,716	13,046		—	691	13,737		—	38,979	39,670
Costeros Dique IV	23,337		—	—	23,337	3,638		—	294	3,932		—	19,405	19,699
Libertador 498	36,344		—	(10,405)	25,939	9,145		(2,654)	398	6,889		—	19,050	27,199
Suipacha 652	17,010		—	—	17,010	5,622		—	226	5,848		—	11,162	11,388
Museo Renault (4)	8,503		—	—	8,503	350		—	128	478		—	8,025	8,153
Constitución 1159	8,762		—	—	8,762	—		—	—	—		(3,589)	5,173	5,173
Avda. de Mayo 595	7,339		—	—	7,339	2,616		—	120	2,736		—	4,603	4,723
Thames	—		8,955	—	8,955	—		5,054	2	5,056		—	3,899	—
Dock del Plata	13,366		371	(10,353)	3,384	675		(567)	92	200		—	3,184	12,691
Casona Abril	—		3,412	—	3,412	—		553	29	582		(245)	2,585	—
Libertador 602	3,486		—	—	3,486	853		—	49	902		—	2,584	2,633
Constitución 1111	1,338		—	—	1,338	398		—	21	419		—	919	940
Alto Palermo Park	—		622	—	622	—		76	—	76		—	546	—
Sarmiento 517	485		—	—	485	73		—	9	82		(62)	341	355
Rivadavia 2768	334		—	—	334	91		—	13	104		—	230	243
Madero 1020	408		—	(45)	363	139		(15)	10	134		—	229	269
Edificios Costeros (Dique II)	21,184		—	(21,184)	—	3,811		(3,994)	183	—		—	—	17,373

Subtotal properties	894,463		128,479	(41,987)	980,955	65,872		25,928	10,979	102,779		(3,896)	874,280	824,945

Total as of December 31, 2009	911,934	(5)	134,005	(42,048)	1,003,891	80,667	(6)	31,241	11,191	123,099	(7)	(3,896)	876,896

Total as of June 30, 2009	977,124		32,425	(97,615)	911,934	80,818		(18,745)	18,594	80,667		(3,646)		827,621

(1)	The accounting application of the depreciation for the year is set forth in Exhibit H.
(2)	Disclosed net of depreciation for the year amounting to Ps. 5 (Exhibit H).
(3)	Includes Ps. 5,794 and Ps. 5,899 as of December 31, 2009 and June 30, 2009, respectively, related to goodwill generated in the purchase price allocation (See Note 1.5.I.).
(4)	Includes Ps. 3,195 and Ps. 3,276 as of December 31, 2009 and June 30, 2009, respectively, related to goodwill generated in the purchase price allocation (See Note 1.5.I.).
(5)	Includes Ps. 132,393 incorporated by spin-off —merger (See Note 16.2.).
(6)	Includes Ps. 38,470 incorporated by spin-off —merger (See Note 16.2.).
(7)	Includes Ps. 245 incorporated by spin-off—merger (See Note 16.2.).

IRSA Inversiones y Representaciones Sociedad Anónima

Intangible Assets

For the six-month period beginning on July 1, 2009

and ended December 31, 2009 compared with the period ended June 30, 2009

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit B

	Original Value					Amortization					Net carrying value as of December 31, 2009	Net carrying value as of June 30, 2009
	Value as of beginning of year		Additions	Deductions	Value as of period end	Accumulated as of beginning of year		Additions and Deductions	Amount (1)	Accumulated as of end of period / year
Intangible Assets – savings expenses
-Torre BankBoston	5,644		—	—	5,644	3,348		—	861	4,209	1,435	2,296
-Museo Renault	198		—	—	198	126		—	40	166	32	72
-Edificio República	555		—	—	555	260		—	104	364	191	295
Expenses on real estate development	—		1,150	—	1,150	—		1,130	14	1,144	6	—
Expenses on projects development	—		294	—	294	—		186	41	227	67	—

Totals as of 12.31.09	6,397	(2)	1,444	—	7,841	3,734	(2)	1,316	1,060	6,110	1,731

Totals as of 06.30.09	6,520		—	(123)	6,397	1,677		(22)	2,079	3,734		2,663

(1)	Amortizations are disclosed in Exhibit H.
(2)	Incorporated by spin-off-merger (see note 16.2.).

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series

Interest in other companies

Unaudited Balance Sheets as of December 31, 2009 and June 30, 2009

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit C

Issuer and types of securities	Currency	P.V.	Amount	Book value as of December 31, 2009	Book value as of June 30, 2009	Issuer’s information (1)						(1) Interest in capital stock
						Main activity	Legal address	Last financial statement
								Date	Capital stock (par value)	Income – (loss) for the period	Shareholders’ equity

Current Investment

Government Bonds 2012 (Exhibit G) (2)	US$	0.001	600	2	—
Government Bonds 2013 (Exhibit G) (2)	US$	0.002	5,150	17	1
Mortgage bonds (2)		$0.001	110,961	111	165

Total current investments as of December 31, 2009				130

Total current investments as of June 30, 2009					166

(1)	Not informed because the equity interest is less than 5%.
(2)	Not considered as cash for statement of cash flows purposes.

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series

Interest in other companies

Unaudited Balance Sheets as of December 31, 2009 and June 30, 2009

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit C (Continued)

Issuer and types of securities	Class	P.V.	Amount	Book value at December 31, 2009	Book value at June 30, 2009	Issuer’s information								Interest in Capital Stock
						Main Activity	Legal Address	Last financial statement
								Date		Capital stock (par value)		Income (loss) for the period	Shareholders’ equity
Pereiraola S.A.I.C.I.F.y A.	Common 1 vote	0.001	3,402,335	2,626	1,293	Real estate and financing	Bolívar 108 floor 1, Buenos Aires	12.31.09		3,402		(80)	2,675	100.00%
	Irrevoc. Contrib.			49	60
	Higher Inv. Value			19,139	7,553
Palermo Invest S.A.(5)	Common 1 vote	0.001	15,671,000	33,324	180,115	Investment	Bolívar 108 floor 1, Buenos Aires	12.31.09		15,671		16,580	70,656	100.00%
	Irrevoc. Contrib.			37,332	—
	Higher Inv. Value			5,147	28,682
	Purchase expenses			462	464
	Goodwill			—	(40,355)
	Eliminations			(38,079)	(38,079)
Hoteles Argentinos S.A.	Common 1 vote	0.001	15,366,841	18,082	19,003	Hotel operations	Av. Córdoba 680, Buenos Aires	12.31.09		19,209		(1,151)	22,603	80.0%
	Higher Inv. Value			1,358	1,424
	Purchase expenses			33	35
Alto Palermo S.A. (1)	Common 1 vote	0.001	49,544,323	494,844	485,107	Real estate investments	Moreno 877 floor 22, Buenos Aires	12.31.09		78,206		71,306	781,765	63.35%
	Goodwill			(39,510)	(40,816)
	Higher Inv. value			104,882	113,093
	Eliminations			(2,292)	(2,343)
Patagonian Investment S.A.(5)	Common 1 vote	—	—	—	6,806	Real estate investments	Florida 537 floor 18, Buenos Aires	12.31.09
	Irrevoc. Contrib			—	58
	Purchase expenses			—	1
Llao – Llao Resort S.A.	Common 1 vote	0.001	28,759,706	16,133	4,792	Hotel operations	Florida 537 floor 18, Buenos Aires	12.31.09		57,519		(6,342)	32,266	50.00%
	Purchase expenses			156	162
Banco de Crédito y Securitización S.A.	Common 1 vote	0.001	3,187,500	5,904	5,127	Banking	Tte. Gral Perón 655, Buenos Aires	12.31.09	(3)	62,500	(3)	5,392 (3)	120,775	5.10%
Ritelco S.A.	Common 1 vote	0.001	181,017,000	220,919	197,200	Investments	Zabala 1422, Montevideo, Uruguay	12.31.09		181,017		23,718	248,259	100.00%
	Irrevoc. Contrib.			27,340	27,340
	Eliminations			(210)	(217)
Banco Hipotecario S.A. (2)	Common 1 vote	0.001	75,000,000	148,573	130,272	Banking	Reconquista 151 floor 1, Buenos Aires	12.31.09	(3)	1,500,000	(3)	197,765 (3)	2,830,617	5.00%
	Goodwill			(2,088)	(2,162)
	Higher Inv. Value			33	36
Canteras Natal Crespo S.A.	Common 1 vote	0.001	149,760	(1,041)	(839)	Extraction and sale of arids	Caseros 85, Office 33 Córdoba	12.31.09		300		(404)	(2,081)	50.00%
	Higher investment value			4,842	4,842
	Purchase expenses			319	319
Inversora Bolivar S.A. (5)	Common 1 vote	0.001	73,015,880	202,604	111,219	Acquisition and construction	Bolívar 108 floor 1, Buenos Aires	12.31.09		77,016		17,168	216,427	94.81%
	Irrevoc. Contrib.			3,004	4,929
Quality Invest S.A.	Common 1 vote	0.001	95,000	18	41	Real estate investments	Bolivar 108 floor 1, Buenos Aires	12.31.09		100		(24)	18	95.00%
							Buenos Aires

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series

Interest in other companies

Unaudited Balance Sheets as of December 31, 2009 and June 30, 2009

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit C (Continued)

Issuer and types of securities	Class	P.V.	Amount	Book value at December 31, 2009	Book value at June 30, 2009		Issuer’s information						Interest in Capital Stock
							Main Activity	Legal Address	Last financial statement
									Date	Capital stock (par value)	Income (loss) for the year	Shareholders’ equity
E-Commerce Latina S.A.	Common 1 vote Irrevoc. Contrib	0.001	7,364,405	85,280 63,499	55,370 1,039		Direct or indirect interest in companies related to communication media	Florida 537 floor 18, Buenos Aires	12.31.09	7,364	20,398	148,779	100.00%

Rummaala S.A. (4)	Common 1 vote		—	—	3,493		Acquisition, building	Moreno 877 floor 21, Buenos Aires	12.31.09

CYRSA S.A. (4)	Common 1 vote Purchase expenses Eliminations	0.001	60,374,000	59,555 1 (14,541)	20,596 1 (14,541)		Real estate investments	Bolivar 108 floor 1, Buenos Aires	12.31.09	120,748	9,505	119,110	50.00%

Solares de Santa María S.A.	Common 1 vote Eliminations	0.001	283,427,390	282,593 (166,520)	282,926 (166,520)		Real estate investments	Bolívar 108 floor 1, Buenos Aires	12.31.09	314,919	(369)	313,994	90.00%

Manibil S.A.	Common 1 vote Purchase expenses	0.001	23,898,280	25,996 12	25,322 10		Real estate investment and building	Del Libertador Ave. 498 floor 10 of. 6	12.31.09	48,772	1,377	53,055	49.00%

Tyrus S.A.	Common 1 vote Irrevoc. Contrib Goodwill Purchase expenses	0.001	800,000,000	48,623 182,113 (46 21)	(6,967 73,358 (46 21	) )	Investment	Colonia 810/403 Montevideo, Uruguay	12.31.09	800,000	55,633	217,930	100.00%

Nueva Fronteras (5)	Common 1 vote Less Inv. value	0.001	57,258,410	62,477 (20,590)	— —		Hotel operations	Moreno 809, FL00R2, Buenos Aires	12.31.09	75,004	4,542	81,844	76.34%

Advances for share purchases				—	3,995

Total non-currents investments as of December 31, 2009				1,872,376

Total non-currents investments as of June 30, 2009					1,483,219

(1)	Quotation price of APSA’s shares at December 31, 2009 is Ps. 9.20. Quotation price of APSA’s shares at June 30, 2009 is Ps. 4.80
(2)	Quotation price of Banco Hipotecario’s shares at December 31, 2009 is Ps. 1.47. Quotation price of Banco Hipotecario’s shares at June 30, 2009 is Ps. 0.85
(3)	The amounts pertain to the unaudited financial statements of Banco Hipotecario S.A. and of Banco de Crédito y Securitización S.A. prepared in accordance with the Argentine Central Bank requirements. For the purpose of valuating the Company’s investment, the necessary adjustments were considered in order to adjust the unaudited financial statements to generally accepted accounting principles in Argentina.
(4)	See Note 22 A.1. to the unaudited consolidated financial statements.
(5)	See note 16.2.

IRSA Inversiones y Representaciones Sociedad Anónima

Other Investments

Unaudited Balance Sheets as of December 31, 2009 and June 30, 2009

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit D

Items	Value as of December 31, 2009	Value as of June 30, 2009
Other Current Investments
Mutual funds (Exhibit G) (1)	25,781	86,958
Stock Shares, in foreign currency (Exhibit G) (2)	13,196	13,147
APSA Note 2012 (Note 12.a.) (2) (3)	13,290	13,290
Note APSA 2012 – Accrued interest (Note 12.a.) (2) (3)	193	231
Note APSA 2017 – Accrued interest (Note 12.a. and Exhibit G) (2) (3)	1,648	1,613
Convertible Note APSA 2014 – Accrued interest (Note 12.a. and Exhibit G) (2) (3)	5,419	5,349

Total current investments as of December 31, 2009	59,527

Total current investments as of June 30, 2009		120,588

Other Non-current Investments
Advance for Catalinas Norte	22,230	—
Pilar	3,408	3,408
Torres Jardín IV	3,030	3,030
Isla Sirgadero, Plot of land	2,895	—
San Luis, Plot of land	1,584	—
Intercontinental Plaza	1,564	—
Puerto Retiro	1,286	—
Pontevedra, Plot of land	918	—
Mariano Acosta, Plot of land	804	—
Merlo, Plot of land	639	—

Subtotal undeveloped parcels of land	38,358	6,438

APSA Note 2012 (Note 12.a.) (3)	7,110	11,117
Convertible Note APSA 2014 (Note 12.a. and Exhibit G) (3)	120,605	120,510
APSA Note 2017 (Note 12.a. and Exhibit G) (3)	78,510	73,529
Other investments	7,853	40

Subtotal other investments	214,078	205,196

Total other non-current investments as of 12.31.09	252,436

Total other non-current investments as of 06.30.09		211,634

(1)	Includes as of December 31, 2009 and June 30, 2009, Ps. 2,440 and Ps. 2,437, respectively, corresponding to mutual funds not considered cash equivalent for purposes of presenting the unaudited statement of cash flows.
(2)	Not considered as cash for the unaudited statement of cash flows purposes.
(3)	See Note 23.A.1. and 23.A.2. to the Unaudited Consolidated Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Allowances and Reserves

For the six-month period beginning on July 1, 2009 and

ended December 31, 2009 compared with the year ended June 30, 2009

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit E

Items	Balances as of beginning of year	Additions	Deductions	Carrying value as of December 31, 2009	Carrying value as of June 30, 2009
Deducted from assets:
Allowance for doubtful accounts (1)	7,052	9,990	—	17,042	7,052
Allowance for impairment of fixed assets (2)	3,646	250	—	3,896	3,646

Total of December 31, 2009	10,698	10,240	—	20,938

Total of June 30, 2009	5.620	6,599	(1,521)		10,698

Included from liabilities:
Provision for contingencies (3)	63	709	(393)	379	63

Total as of December 31, 2009	63	709	(393)	379

Total as of June 30, 2009	67	—	(4)		63

(1)	Increases are disclosed in Exhibit H. Includes Ps. 3,929 related to spin-off-merger (See Note 16.2.).The decreases are related to uses.
(2)	Increases includes Ps. 245 related to spin-off-merger (See Note 16.2.).
(3)	Increases are disclosed in Note 11. Includes Ps. 619 incorporated by spin-off-merger (See Note 16.2.). The decreases are related to uses.

IRSA Inversiones y Representaciones Sociedad Anónima

Cost of Sales, Leases and Services

For the six-month period beginning on July 1, 2009 and 2008

and ended December 31, 2009 and 2008

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit F

Items	Total as of December 31, 2009	Total as of December 31, 2008
I. Cost of sales
Stock as of beginning of period	67,521	109,131
Plus:
Purchases for the period	17	39
Expenses (Exhibit H)	5,805	350
Transfer from undeveloped parcels of land	—	101
Transfer from fixed assets	—	1,491
Assets incorporated by spin off-merger (1)	12,666	—
Less:
Stock as of end of the period	(81,457)	(86,180)

Subtotal	4,552	24,932

Plus:
Cost of sale Edificio Dique II	17,191	—
Cost of sale Dock del Plata	9,786	2,393
Cost of sale Edificio Libertador 498	7,751	—
Cost of sale Madero 1020	29	—
Cost of sale Torre Bank Boston	—	5,097
Cost of sale Madero 942	—	2,321
Gain from valuation of inventories at net realizable value	3,328	6,790

Cost of properties sold	42,637	41,533

II. Cost of leases and services
Expenses (Exhibit H)	15,793	12,082

Cost of leases and services	15,793	12,082

Total costs of sales, leases and services	58,430	53,615

(1)	See Note 16.2.

IRSA Inversiones y Representaciones Sociedad Anónima

Foreign Currency Assets and Liabilities

Unaudited Balance Sheets as of December 31, 2009 and June 30, 2009

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit G

Items	Currency	Amount of foreign currency	Current exchange rate (1)	Total as of December 31, 2009	Total as of June 30, 2009
Assets
Current assets
Cash and banks
Cash on hand	US$	14	3.7600	54	18
Cash on hand	Euros	5	5.3952	29	28
Cash on hand	Pounds	—	6.0765	2	2
Cash on hand	Real	1	2.1400	2	2
Banks accounts	US$	256	3.7600	961	13,171
Banks accounts	Euros	118	5.3952	634	619
Investments
Government bonds	US$	5	3.7600	19	1
Mutual Funds	US$	6,857	3.7600	25,781	86,958
Accrued interest Convertible Note APSA 2014	US$	1,426	3.8000	5,419	5,349
Accrued interest Note APSA 2017	US$	434	3.8000	1,648	1,613
Stock shares in foreign currency	US$	4,509	3.7600	16,955	13,147
Account receivable, net
Mortgages, leases receivable and services	US$	5,675	3.7600	21,337	21,393
Related parties	US$	1,368	3.8000	5,200	3,731
Other receivables and prepaid expenses
Prepaid expenses and services	US$	—	3.7600	—	40
Receivables from the sale of shares	US$	9,100	3.8000	34,580	34,115
Related parties	US$	8,257	3.8000	31,375	6,157
Guarantee of defaulted credits	US$	1,064	3.7600	4,000	4,206
Others	US$	95	3.7600	357	207

Total current assets				148,353	190,757

Non-current assets
Account receivable, net
Mortgages, leases receivable and services	US$	744	3.7600	2,798	1,373
Other receivables and prepaid expenses
Related parties	US$	—	3.8000	—	11,359
Investments
Convertible Note APSA 2014	US$	31,738	3.8000	120,605	120,510
Convertible Note APSA 2017	US$	20,661	3.8000	78,510	73,529

Total non-current assets				201,913	206,771

Total Assets as of December 31, 2009				350,266

Total Assets as of June 30, 2009					397,528

Liabilities
Current Liabilities
Trade accounts payable
Suppliers	US$	281	3.8000	1,068	907
Suppliers	Euros	15	5.4530	84	—
Loans with shareholder’s of related parties	US$	—	3.8000	—	2,009
Customer advances	US$	4,255	3.8000	16,170	10,505
Short–term debt		12,589	3.8000	47,838	59,400
Other liabilities
Loans with shareholder’s of related parties	US$	9,315	3.8000	35,396	35,399
Guarantee deposits	US$	632	3.8000	2,400	1,968

Total current liabilities				102,956	110,188

Non-current liabilities
Long-term debt	US$	170,135	3.8000	646,513	646,003
Other liabilities
Loans with shareholder’s of related parties	US$	5,614	3.8000	21,335	21,318
Guarantee deposits	US$	1,067	3.8000	4,053	3,904

Total non-current liabilities				671,901	671,225

Total liabilities as of December 31, 2009				774,857

Total liabilities as of June 30, 2009					781,413

(1)	Official selling and buying exchange rate as of December 31, 2009 in accordance with Banco Nación records.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Law 19,550, section 64, paragraph b)

For the six-month period beginning on July 1, 2009 and 2008

and ended December 31, 2009 and 2008

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit H

Items	Total as of December 31, 2009	Cost of property leased	Cost of properties sold	Expenses	Cost of Recovered expenses	Expenses			Total as of December 31, 2008
						Administrative	Selling	Financing
Interest and indexing adjustments	39,056	—	—	25	(25)	—	—	39,056	26,688
Depreciation and amortization	12,256	11,989	55	—	—	212	—	—	10,973
Salaries, bonuses and social contributions	9,982	2	44	2,142	(2,142)	9,936	—	—	6,079
Directors fees	6,014	—	—	—	—	6,014	—	—	4,952
Doubtful accounts	6,061	—	—	—	—	—	6,061	—	761
Maintenance of buildings	9,477	3,666	5,697	3,637	(3,637)	114	—	—	1,956
Taxes	3,087	—	—	816	(816)	3,087	—	—	573
Fee and compensations for services	2,942	136	9	552	(552)	2,797	—	—	2,229
Gross sales tax	1,707	—	—	6	(6)	—	1,707	—	1,233
Rents	288	—	—	1	(1)	288	—	—	835
Commissions from property sale charge	861	—	—	—	—	—	861	—	640
Other expenses of personnel administration	—	—	—	113	(113)	—	—	—	—
Bank expenses	603	—	—	—	—	603	—	—	2,328
Travel expenses	533	—	—	—	—	533	—	—	300
Advertising and promotion	551	—	—	—	—	—	551	—	181
Subscriptions and publications	426	—	—	7	(7)	426	—	—	288
Insurance	89	—	—	175	(175)	89	—	—	72
Traveling, transportation and stationery	160	—	—	6	(6)	160	—	—	182
Courses	80	—	—	2	(2)	80	—	—	58
Utilities and postage	66	—	—	2,922	(2,922)	66	—	—	48
Security	2	—	—	2,029	(2,029)	2	—	—	4
Others	1,955	—	—	(90)	90	1,866	—	89	3,482
Recovery Expenses	—	—	—	(12,343)	12,343	—	—	—	—

Total as of December 31, 2009	96,196	15,793	5,805	—	—	26,273	9,180	39,145

Total as of December 31, 2008		12,082	350	—	—	19,538	2,815	29,077	63,862

IRSA Inversiones y Representaciones Sociedad Anónima

Breakdown by maturity date of main assets and liabilities

Balance sheet as of December 31, 2009 and June 30, 2009

In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

Exhibit I

	Without term	With maturity date											Total	Interest
		Falling due	To due									Total with term		No accrued	Accrued
			Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 years on	Total to due				Fixed rate	Variable rate
December 31, 2009
Assets
Investments	39,108	—	5,419	8,485	6,645	—	4,740	2,370	—	199,115	226,774	226,774	265,882	20,474	219,515	25,893
Receivables	53,219	8,362	44,420	31,301	5,259	1,614	14,603	1,638	36,552	353	135,740	144,102	197,321	120,190	30,665	46,466
Liabilities
Short and long-term debt	5	—	140,296	27,432	(219)	(219)	24,628	24,628	24,628	567,236	808,410	808,410	808,415	106,397	672,017	30,000
Other Liabilities	42,213	1,125	45,478	40,869	1,092	8,349	22,603	254	256	4,760	123,661	124,786	166,999	105,617	10,417	50,966

June 30, 2009
Assets
Investments	104,266	—	5,349	8,490	—	6,645	5,558	5,558	—	194,039	225,639	225,639	329,905	40,063	205,156	84,686
Receivables	8,557	6,837	85,588	37,522	8,572	3,195	65,768	429	34,401	207	235,982	242,819	251,376	125,912	111,568	13,896
Liabilities
Short and long-term debt	—	—	58,047	28,526	(219)	25,266	24,610	24,610	24,610	566,342	751,792	751,792	751,792	23,914	682,878	45,000
Other liabilities	4,909	437	40,950	17,260	1,919	37,882	6,463	22,003	111	224	126,812	127,249	132,158	73,250	7,982	50,926

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Balance Sheet as of December 31, 2009

Stated In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

1. None.

2. None.

3. Receivables and liabilities by maturity date.

Concepts		Falling due (Point 3.a.)	Without term (Point 3.b.)	To be due (Point 3.c.)				Total
		12.31.2009	Current	03.31.2010	06.30.2010	09.30.2010	12.31.2010
Receivables	Account receivable, net	7,109	—	23,241	240	2,596	242	33,428
	Other receivables and prepaid expenses	1,253	37,097	21,179	31,061	3,777	258	94,625
	Total	8,362	37,097	44,420	31,301	6,373	500	128,053
Liabilities	Trade accounts payable	—	785	15,800	—	—	—	16,585
	Customer advances	—	—	17,480	1,074	12	11	18,577
	Short and long-term debt	—	5	140,296	27,432	(219)	(219)	167,295
	Salaries and social security payable	—	—	3,391	—	—	—	3,391
	Taxes payable	—	—	6,363	4,496	72	6,787	17,718
	Other liabilities	1,125	6,051	2,444	35,299	1,008	1,551	47,478
	Allowances	—	379	—	—	—	—	379

	Total	1,125	7,220	185,774	68,301	873	8,130	271,423

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Balance Sheet as of December 31, 2009

Stated In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

3. (Continued)

Concepts		Without term (Point 3.b.)	To be due (Point 3.c.)
		Non current	03.31.2011	06.30.2011	09.30.2011	12.31.2011	03.31.2012	06.30.2012	09.30.2012	12.31.2012
Receivables	Accounts receivable, net	—	1,153	242	25	25	26	27	1,281	19
	Other receivables and prepaid expenses	16,122	12,527	217	209	205	146	50	48	41
	Total	16,122	13,680	459	234	230	172	77	1,329	60
Liabilities	Trade accounts payables	—	—	—	—	—	—	—	—	—
	Customer advances	—	8	8	8	8	8	4	—	—
	Short and long-term debts	—	(219)	25,285	(219)	(219)	(219)	25,285	(219)	(219)
	Salaries and social security payable	—	—	—	—	—	—	—	—	—
	Taxes payable	34,886	1,212	75	76	71	60	60	61	61
	Other liabilities	112	405	3,216	530	16,986	—	—	—	—

	Total	34,998	1,406	28,584	395	16,846	(151)	25,349	(158)	(158)

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Balance Sheet as of December 31, 2009

Stated In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

3. (Continued)

Concepts		To be due (Point 3.c.)								Total
		03.31.2013	06.30.2013	09.30.2013	12.31.2013	12.31.2014	12.31.2015	12.31.2016	12.31.2017
Receivables	Accounts receivable, net	—	—	—	—	—	—	—	—	2,798
	Other receivables and prepaid expenses	30	36,466	30	26	94	259	—	—	66,470
	Total	30	36,466	30	26	94	259	—	—	69,268
Liabilities	Trade accounts payables	—	—	—	—	—	—	—	—	—
	Customer advances	—	—	—	—	—	—	—	—	44
	Short and long-term debts	(219)	25,285	(219)	(219)	(876)	—	—	568,112	641,120
	Salaries and social security payable	—	—	—	—	—	—	—	—	—
	Taxes payable	63	64	64	65	178	—	—	—	36,996
	Other liabilities	—	—	—	—	4,569	13	—	—	25,831

	Total	(156)	25,349	(155)	(154)	3,871	13	—	568,112	703,991

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Balance Sheet as of December 31, 2009

Stated In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

4.a. Breakdown of accounts receivable and liabilities by currency and maturity

Concepts		Current			Non-current			Totals
		Local Currency	Foreign currency	Total	Local currency	Foreign currency	Total	Local currency	Foreign currency	Total
Receivables	Accounts receivable, net	6,891	26,537	33,428	—	2,798	2,798	6,891	29,335	36,226
	Other receivables and prepaid expenses	24,313	70,312	94,625	66,470	—	66,470	90,783	70,312	161,095
	Total	31,204	96,849	128,053	66,470	2,798	69,268	97,674	99,647	197,321
Liabilities	Trade accounts payable	15,433	1,152	16,585	—	—	—	15,433	1,152	16,585
	Customer advances	2,407	16,170	18,577	44	—	44	2,451	16,170	18,621
	Short and long-term debt	119,457	47,838	167,295	(5,393)	646,513	641,120	114,064	694,351	808,415
	Salaries and social security payable	3,391	—	3,391	—	—	—	3,391	—	3,391
	Taxes payable	17,718	—	17,718	36,996	—	36,996	54,714	—	54,714
	Other liabilities	9,682	37,796	47,478	443	25,388	25,831	10,125	63,184	73,309
	Allowances	379	—	379	—	—	—	379	—	379

	Total	168,467	102,956	271,423	32,090	671,901	703,991	200,557	774,856	975,414

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Balance Sheet as of December 31, 2009

Stated In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

4.b. Breakdown of accounts receivables and liabilities by adjustment clause

Concepts		Current			Non-current			Totals
		Without adjustment clause	With adjustment clause	Total	Without adjustment clause	With adjustment clause	Total	Without adjustment clause	With adjustment clause	Total
Receivables	Accounts receivable, net	33,428	—	33,428	2,798	—	2,798	36,226	—	36,226
	Other receivables and prepaid expenses	94,625	—	94,625	66,470	—	66,470	161,095	—	161,095
	Total	128,053	—	128,053	69,268	—	69,268	197,321	—	197,321
Liabilities	Trade accounts payable	16,585	—	16,585	—	—	—	16,585	—	16,585
	Customer advances	18,577	—	18,577	44	—	44	18,621	—	18,621
	Short and long-term debt	167,295	—	167,295	641,120	—	641,120	808,415	—	808,415
	Salaries and social security payable	3,391	—	3,391	—	—	—	3,391	—	3,391
	Taxes payable	17,718	—	17,718	36,996	—	36,996	54,714	—	54,714
	Other liabilities	47,478	—	47,478	25,831	—	25,831	73,309	—	73,309
	Allowances	379	—	379	—	—	—	379	—	379

	Total	271,423	—	271,423	703,991	—	703,991	975,414	—	975,414

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations

Balance Sheet as of December 31, 2009

Stated In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

4.c. Breakdown of accounts receivable and liabilities by interest clause

Concepts		Current				Non-current				Accruing interest		Non accruing interest	Total
		Accruing interest		Non accruing interest	Total	Accruing interest		Non accruing interest	Total
		Fixed rate	Variable rate			Fixed rate	Variable rate			Fixed rate	Variable rate
Receivables	Accounts receivable, net	529	—	32,899	33,428	—	—	2,798	2,798	529	—	35,697	36,226
	Other receivables and prepaid expenses	707	35,866	58,052	94,625	29,429	10,600	26,441	66,470	30,136	46,466	84,493	161,095
	Total	1,236	35,866	90,951	128,053	29,429	10,600	29,239	69,268	30,665	46,466	120,190	197,321
Liabilities	Trade accounts payable	—	—	16,585	16,585	—	—	—	—	—	—	16,585	16,585
	Customer advances	—	—	18,577	18,577	—	—	44	44	—	—	18,621	18,621
	Short and long-term debt	25,505	30,000	111,790	167,295	646,513	—	(5,393)	641,120	672,018	30,000	106,397	808,415
	Salary and social security charges	—	—	3,391	3,391	—	—	—	—	—	—	3,391	3,391
	Taxes payable	5,424	—	12,294	17,718	493	—	36,503	36,996	5,917	—	48,797	54,714
	Other liabilities	—	34,200	13,278	47,478	4,500	16,766	4,565	25,831	4,500	50,966	17,843	73,309
	Allowances	—	—	379	379	—	—	—	—	—	—	379	379

	Total	30,929	64,200	176,294	271,423	651,506	16,766	35,719	703,991	682,435	80,966	212,013	975,414

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange

Regulations

Balance Sheet as of December 31, 2009

Stated In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

5. Related parties

a.	Interest in related parties. See Exhibit C to the unaudited financial statements.

b.	Related parties debit/credit balances (Note 12).

Current accounts receivable net

December 31, 2009
Related parties:
Alto Palermo S.A.	2,848
Tarshop S.A.	3,253
Cyrsa S.A.	3,001
Cresud S.A.C.I.F. y A.	1,487
Llao Llao Resorts S.A.	1,150
Solares de Santa María S.A.	964
Fibesa S.A.	524
Consultores Assets Management S.A.	637
Consorcio Dock del Plata	844
Consorcio Libertador S.A.	538
Canteras Natal Crespo S.A.	448
Puerto Retiro S.A.	78
Nuevas Fronteras S.A.	105
Hoteles Argentinos S.A.	550
Pereiraola S.A.I.C.I.F.	39
Panamerican Mall S.A.	42
Museo de los Niños	20
Fundación IRSA	22
E-Commerce Latina S.A.	23

TOTAL	16,573

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange

Regulations

Balance Sheet as of December 31, 2009

Stated In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

5. (Continued)

Other current receivables and prepaid expenses

December 31, 2009
Related parties:
Cresud S.A.C.I.F. y A.	30,776
Nuevas Fronteras S.A.	6,360
Directors	2,557
Canteras Natal Crespo S.A.	2,073
IRSA International LLC	601
Inversora Bolivar S.A.	265
Solares de Santa Maria S.A.	115
Alto Palermo S.A.	94
Llao Llao Resorts S.A.	41
Advances to personel	38
Puerto Retiro S.A.	36
Hoteles Argentinos S.A.	28
Estudio Zang, Bergel y Viñes	25
Panamerican Mall S.A.	24
Consorcio Libertador S.A.	16
E-Commerce Latina S.A.	8
Pereiraola S.A.I.C.I.F.	6
Quality Invest S.A.	6
Ritelco S.A.	5
Consultores Assets Management S.A.	2
Fundacion IRSA	2
Consorcio Dock del Plata	1

TOTAL	43,079

Other non-current receivables and prepaid expenses

December 31, 2009
Related parties:
Llao Llao Resorts S.A.	36,436
Solares de Santa María S.A.	12,304
Advances to personnel	4

TOTAL	48,744

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange

Regulations

Balance Sheet as of December 31, 2009

Stated In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

5. (Continued)

Current investments

December 31, 2009
Related parties
Alto Palermo S.A.	20,549

TOTAL	20,549

Non-Current investments

December 31, 2009
Related parties:
Alto Palermo S.A.	206,225

TOTAL	206,225

Non-current inventories

December 31, 2009
Related parties
Cyrsa S.A.	37,939

Total	37,939

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange

Regulations

Balance Sheet as of December 31, 2009

Stated In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

5. (Continued)

Current trade accounts payable

December 31, 2009
Related parties
Cyrsa S.A.	1,576
Alto Palermo S.A.	1,147
Cresud S.A.C.I.F. y A.	1,012
IRSA International LLC	508
Estudio Zang, Bergel & Viñes	168
Nuevas Fronteras S.A.	94
Consorcio Libertador S.A.	80
Directors	29
Advances to personnel	25
Tarshop S.A.	21
Llao Llao Resorts S.A.	20
Emprendimiento Recoleta S.A.	14
Consorcio Dock del Plata	6
Fibesa S.A.	6
Panamerican Mal S.A.	3
Consultores Assets Management S.A.	2

TOTAL	4,711

Current Loans

December 31, 2009
Related Parties
Cresud S.A.C.I.F y A	4,462

TOTAL	4,462

Non- Current Loans

December 31, 2009
Related Parties
Cresud S.A.C.I.F y A	125,978

TOTAL	125,978

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange

Regulations

Balance Sheet as of December 31, 2009

Stated In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

5. (Continued)

Other current liabilities

December 31, 2009
Related Parties
Ritelco S.A.	34,365
Cresud S.A.C.I.F.y A	950
Hoteles Argentinos S.A.	770
Nuevas Fronteras S.A.	19

TOTAL	36,104

Other non-current liabilities

December 31, 2009
Related Parties
Ritelco S.A.	16,766
Nuevas Fronteras S.A.	4,569
Llao Llao Resorts S.A.	7

TOTAL	21,342

6. Note 12.

7. In view of the nature of the inventories, no physical inventories are performed and there are no slow turnover assets.

8. See Notes 1.5.h., 1.5.i., 1.5.j. and 1.5.k to the Unaudited Financial Statements.

9. None.

10. None.

11. None.

12. See Notes 1.5.h., 1.5.i., 1.5.j., 1.5.k and 1.5.q. to the Unaudited Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange

Regulations

Balance Sheet as of December 31, 2009

Stated In thousands of pesos

Free translation from the original prepared in Spanish for publication in Argentina

13. Insured Assets

Real State	Insured amounts(1)	Accounting values	Risk covered
EDIFICIOS REPUBLICA	76,378	222,128	All operational risk with additional coverage and minor risks
BOUCHARD 551	62,542	151,734	All operational risk with additional coverage and minor risks
TORRE BANKBOSTON	39,900	162,340	All operational risk with additional coverage and minor risks
BOUCHARD 710	38,717	65,772	All operational risk with additional coverage and minor risks
LIBERTADOR 498	27,042	19,050	All operational risk with additional coverage and minor risks
DOCK DEL PLATA	21,885	3,184	All operational risk with additional coverage and minor risks
MAIPU 1300	20,758	38,979	All operational risk with additional coverage and minor risks
SUIPACHA 652	13,238	11,162	All operational risk with additional coverage and minor risks
COSTEROS DIQUE IV	6,335	19,405	All operational risk with additional coverage and minor risks
DIQUE IV	4,736	66,978	All operational risk with additional coverage and minor risks
AVDA. DE MAYO 595	4,105	4,603	All operational risk with additional coverage and minor risks
MUSEO RENAULT	3,310	8,025	All operational risk with additional coverage and minor risks
LIBERTADOR 602	911	2,584	All operational risk with additional coverage and minor risks
MADERO 1020	899	229	All operational risk with additional coverage and minor risks
RIVADAVIA 2768	170	230	All operational risk with additional coverage and minor risks
CONSTITUCION 1159	98	5,173	All operational risk with additional coverage and minor risks
CONSTITUCION 1111	98	919	All operational risk with additional coverage and minor risks
SARMIENTO 517	32	341	All operational risk with additional coverage and minor risks

SUBTOTAL	321,154	782,836

SINGLE POLICY	15,000	—	Third party liability

(1)	The insured amounts are in thousands of U.S. dollars and they are expressed at official buying exchange rate as of December 31, 2009, in accordance with Banco Nación record.

In our opinion, the above-described insurance policies cover current risks adequately.

14. None.

15. Not applicable.

16. Not applicable.

17. None.

18. See Note 13.b. and 17 to the Unaudited Basic Financial Statements.

Autonomous City of Buenos Aires, February 11, 2010.

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview

In thousands of pesos

1.	Brief comments on the Company’s activities during the period, including references to significant events after the end of the period.

See attached.

2.	Consolidated Shareholders’ equity structure as compared with the same period for the four previous years.

	December 31, 2009	December 31, 2008	December 31, 2007	December 31, 2006	December 31, 2005
Current Assets	902,608	718,463	982,900	583,165	457,479
Non-Current Assets	4,326,528	3,778,106	3,173,074	2,516,141	2,165,252

Total	5,229,136	4,496,569	4,155,974	3,099,306	2,622,731

Current Liabilities	952,535	808,163	558,219	756,968	441,178
Non-Current Liabilities	1,437,814	1,413,846	1,263,996	350,768	440,294

Subtotal	2,390,349	2,222,009	1,822,215	1,107,736	881,472

Minority interest	510,583	440,036	458,672	414,993	439,903

Shareholders’ Equity	2,328,204	1,834,524	1,875,087	1,576,577	1,301,356

Total	5,229,136	4,496,569	4,155,974	3,099,306	2,622,731

3.	Consolidated result structure as compared with the same period for the four previous years.

	December 31, 2009	December 31, 2008	December 31, 2007	December 31, 2006	December 31, 2005
Operating income	291,842	48,898	141,901	104,694	85,632
Amortization of negative goodwill	826	1,167	616	(498)	(553)
Financial results, net	(48,788)	(138,972)	(54,853)	12,305	(32,324)
Gain (Loss) in equity investments	143,130	(47,312)	(9,066)	15,034	28,539
Other expenses, net	(8,446)	(1,848)	(4,500)	(6,327)	(4,993)

Net gain (loss) before taxes	378,564	(138,067)	74,098	125,208	76,301
Income tax/ MPIT	(84,662)	13,607	(46,451)	(37,878)	(33,583)
Minority interest	(29,589)	25,445	(21,863)	(21,210)	(13,732)

Net income (loss) for the period	264,313	(99,015)	5,784	66,120	28,986

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview (continued)

In thousands of pesos

4.	Statistical data as compared with the same period for the four previous years.

Summary of properties sold in units and in thousands of pesos.

	As of
Real Estate	December 31, 2009	December 31, 2008	December 31, 2007	December 31, 2006	December 31, 2005
Apartments & Loft Buildings
Alto Palermo Park	—	—	—	—	63
Torre Renoir	142	27,831	—	—	—
Torre Renoir II	—	—	41,808	—	—
Edificios Cruceros	—	—	—	3,262	—
Alcorta Plaza	—	—	—	—	22,986
Barrio Chico	—	1,968	855	—	—
Torres Jardín	—	513	16	—	—
Torres de Abasto	—	319	295	—	—
Others	—	320	49	—	—

Residential Communities
Abril / Baldovinos	4,139	2,531	1,756	1,121	2,823
Villa Celina I, II and III	—	76	—	—	—

Undeveloped parcel of lands
Canteras Natal Crespo	6	—	21	59	—
Terreno Rosario	—	7,644	3,428	—	—

Other
Alsina 934	—	—	—	—	1,833
Dock del Plata	34,492	6,438	—	—	—
Dique III	—	—	14,783	26,206	—
Madero 940	—	6,137	—	—	—
Torre BankBoston	—	6,850	—	—	—
Madero 1020	71	—	—	—	—
Libertador 498	29,982	—	—	—	—
Edificios Costeros	68,580	—	—	—	—
Others	—	3,055	—	105	1

	137,412	63,682	63,011	30,753	27,706

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview (continued)

In thousands of pesos

5.	Key ratios as compared with the same period for the four previous years.

	December 31, 2009		December 31, 2008		December 31, 2007		December 31, 2006		December 31, 2005
Liquidity ratio
Current Assets	902,608	= 0.95	718,463	= 0.89	982,900	= 1.76	583,165	= 0.77	457,479	= 1.04

Current Liabilities	952,535		808,163		558,219		756,968		441,178

Indebtedness ratio

Total liabilities	2,390,349	= 1.03	2,222,009	= 1.21	1,822,215	= 0.97	1,107,736	= 0.70	881,472	= 0.68

Shareholders’ Equity	2,328,204		1,834,524		1,875,087		1,576,577		1,301,356

Solvency
Shareholders’ Equity	2,328,204	= 0.97	1,834,524	= 0.826	1,875,087	= 1.03	1,576,577	= 1.42	1,301,356	= 1.48

Total liabilities	2,390,349		2,222,009		1,822,215		1,107,736		881,472

Immobilized Capital

Non-Current Assets	4,326,528	= 0.83	3,778,106	= 0.84	3,173,074	= 0.76	2,516,141	= 0.81	2,165,252	= 0.83

Total Assets	5,229,136		4,496,569		4,155,974		3,099,306		2,622,731

6.	Brief comment on the outlook for the coming year.

See Attached.

IRSA Inversiones y Representaciones Sociedad Anónima

SUMMARY AS OF DECEMBER 31, 2009

Macroeconomic Context

According to most recently released official data available at the date of issuance of this report as of November 2009, the Economic Activity Monthly Estimator (EMAE) showed a 2.2% increase (without seasonal adjustment) compared to the values recorded in the same month of the previous year, which would imply a recovery in the economic activity levels similar to the ones recorded last year.

Regarding macroeconomic indicators, in the third quarter of calendar 2009 (latest available data) Argentina recorded a primary surplus and current account surplus, and its capital account was also positive. Consequently, the Central Bank increased its international reserves by US$ 1,811 million, to US$ 45,193 million. However, the Argentine government’s financial result is still negative as a result of the debt service payments made during the period.

In relation with the various sectors of the economy, the main indicators show a rebound in activity levels. In connection with the construction industry, according to the data shown by the Indicator of Construction Activities (ISAC, in Spanish), construction activities have increased by 0.38% from November 2008 to November 2009. Sales in supermarkets and shopping centers have continued to grow: as concerns supermarket sales, according to the INDEC their year-on-year variation at constant prices was 4.76% as of November 2009, though this growth rate is lower than the one recorded in 2008.

As regards the demand for homes in the real estate market throughout calendar 2009, there was a deceleration in supply and demand, accompanied by a slight decline in prices. Yet, as compared to other countries, no sub-prime mortgage crisis is to be expected in our market affecting the value of homes as it occurred in other economies because home loans here still stand for less than 2% of this country’s GDP.

Concerning the office rental market in Buenos Aires, since the end of 2008 a slow contraction in rental prices has been observed, along with higher vacancy levels. The reason for this has been a slight decrease in demand on the one hand, motivated by the changes occurred in the economic scenario, and the larger supply and availability of surface area on the other, mainly due to the addition of footage to the market.

As regards the hotel sector, according to the data released by the Tourism Secretariat in its International Tourism Survey (ETI) as of September, 2009 the number of tourists arriving in Argentina (accumulated 12-month data) fell by approximately 31.0% compared to the cumulative figures for the same period a year earlier. That was mainly due to the impact of the worldwide financial crisis and the H1N1 Influenza outbreak. However, although no official data are available yet, there has been a strong reversion in the downward figures of visitors who arrived in Argentina; therefore, a remarkable increase in tourist arrivals is expected to occur in the near future.

Despite an overall less favorable context, the Company’s real estate segments continue to show a robust position in the current scenario thanks to the quality of our assets, perceived as attractive by the market. This in turn translates into high levels of occupancy and cash generation combined with low short-term indebtedness, allowing us to maintain our market leadership.

IRSA Inversiones y Representaciones Sociedad Anónima

Comments on operations during the quarter ended on December 31, 2009

Our revenues amounted to Ps. 656.6 million as of December 31, 2009 compared to Ps. 541.4 million as of December 31, 2008. The share of the Company’s various segments in net sales was as follows: Sales and Developments rose by 115.8% to Ps. 137.4 million, Offices and Other Rental Properties increased by 11.5% to Ps. 79.0 million, Shopping Centers rose by 29.2% to Ps. 252.2 million, Hotels decreased by 13.3% to Ps. 76.3 million, whereas Consumer Finance totaled Ps. 111.7 million.

Our operating income rose 496.8% and totaled Ps. 291.8 million for the six months ended on December 31, 2009 compared to Ps. 48.9 million for the same period of the previous fiscal year. This is mainly explained by the higher operating income posted by Sales and Developments, close to Ps. 92.9 million, and by an increase in the Consumer Finance segment’s result. This segment, which had recorded an operating loss of Ps. 110.8 million during the same period of the previous year, showed a Ps. 18.3 million operating income for the six months ended December 31, 2009.

As regards financial results, they entailed a Ps. 48.8 million loss for the six-month period ended on December 31, 2009, compared to a Ps. 139.0 million loss in the same period of fiscal 2008. This was caused by the slower pace of devaluation in this quarter compared to the same period of the previous fiscal year, which implied a lower impact of the exchange rate fluctuations in financial results.

Finally, the results from related companies showed an income of Ps. 143.1 million for the first six-month of fiscal year 2010 compared to a Ps. 47.3 million loss in the same period of fiscal 2009 due to the performance of our investment in Banco Hipotecario S.A. and the increase of our interest in such institution.

Therefore, net income for the six-month period ended December 31, 2009 totaled Ps. 264.3 million, reflecting a ratio of 40.3% over revenues, compared to the Ps. 99.0 million loss recorded by IRSA during the first two quarters of fiscal year 2009.

Highlights for the first six-month of fiscal year 2010, including references to significant situations occurred after the end of the period.

I. Offices and Other Rental Properties

During the first six-month of fiscal year 2010, income from rental properties totaled Ps. 79.0 million, a 11.5% higher than the Ps. 70.9 million recorded in the same period of fiscal year 2009.

This result is explained by our offices’ higher rental prices, which translated into a 33.8% increase in the revenues per leased square meter. This positive result was offset by a slight decline of around 3 percentage points in occupancy levels, reaching values close to 90%, and by a 11.5% reduction in leasable square meters as of December 31, 2009 compared to December 31, 2008.

This reduction in our portfolio was caused by the sale of an office building in the past quarter in addition to other properties sold, all non strategic, during the calendar year. All these transactions were agreed upon for amounts close to US$ 3,000 per square meter. These amounts are similar to those we paid before the current world financial crisis in order to acquire premium office buildings in Argentina, such as Edificio República and Torre BankBoston.

IRSA Inversiones y Representaciones Sociedad Anónima

This sales’ value per square meter reflects the strength of the local real estate market, which is perceived by investors as a high quality alternative to preserve their wealth in the current volatile global market scenario.

The following table provides details about our offices as of December 31, 2009.

IRSA Inversiones y Representaciones Sociedad Anónima

Offices and Other Rental Properties

	Date of Acquisition	Leasable Area sqm	Occupancy rate Dec-09	IRSA’s effective interest	Monthly rental income Ps./000 (3)	Annual accumulated rental income over fiscal periods Ps./000 (4)			Book Value $/000 (5)
						2010	2009	2008
Offices
Edificio República	04/28/08	19,884	65%	100%	1,699	10,518	7,126	—	222,128
Torre Bankboston	08/27/07	14,873	100%	100%	1,604	10,827	9,322	5,108	156,546
Bouchard 551	03/15/07	23,378	100%	100%	1,886	11,014	9,392	6,627	151,734
Intercontinental Plaza	11/18/97	22,535	100%	100%	1,881	10,595	8,060	5,625	84,414
Dique IV, Juana Manso 295 (10)	12/02/97	11,298	92%	100%	1,155	6,935	—	—	66,978
Bouchard 710	06/01/05	15,014	76%	100%	964	8,151	8,150	4,859	65,772
Maipú 1300	09/28/95	10,280	95%	100%	943	5,664	4,511	3,911	38,979
Libertador 498	12/20/95	4,954	100%	100%	580	3,983	4,926	4,083	19,050
Costeros Dique IV	08/29/01	5,437	90%	100%	453	2,527	2,496	2,179	19,405
Edificios Costeros	03/20/97	—	N/A	100%	—	1,354	2,046	1,892	—
Suipacha 652/64	11/22/91	11,453	95%	100%	525	2,360	1,811	1,170	11,162
Dock Del Plata	11/15/06	809		100%	—	1,362	3,312	3,663	3,184
Madero 1020	12/21/95	101	100%	100%	3	15	18	49	229
Laminar Plaza	03/25/99	—	N/A	100%	—	198	3,053	2,668	—
Reconquista 823/41	11/12/93	—	N/A	100%	—	44	1,207	1,100	—
Other Offices (6)	N/A	2,948	66%	N/A	21	194	787	677	7,758

Subtotal Offices		142,964	90%	N/A	11,714	75,741	66,217	43,611	847,339

Other Properties
Commercial Properties (7)	N/A	312	—	N/A	—	—	108	88	3,504
Museo Renault	12/06/07	1,275	100%	100%	30	178	178	—	4,830
Santa María del Plata S.A.	07/10/97	60,100	100%	90%	84	505	483	413	12,496
Thames	11/01/97	33,191	—	100%	—	175	304	304	3,899
Other Properties (8)	N/A	2,072	100%	N/A	6	42	2,215	100	5,718

Subtotal Other Properties		96,950	65%	N/A	120	900	3,288	905	30,447

Management fees (11)		N/A	N/A	N/A		2,353	1,352	647	N/A

TOTAL OFFICES AND OTHER (9)		239,914	80%	N/A	11,834	78,994	70,857	45,163	877,786

Notes:

(1)	Total leaseable area for each property as of 12/31/09. Excludes common areas and parking.
(2)	Calculated dividing occupied square meters by leaseable area as of 12/31/09.
(3)	Agreements in force as of 12/31/09 for each property were computed.
(4)	Total consolidated leases, according to the RT21 method.
(5)	Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value.
(6)	Includes the following properties: Madero 942 (fully sold), Av. de Mayo 595, Av. Libertador 602, Rivadavia 2774 and Sarmiento 517.
(7)	Includes the following properties: Constitución 1111, Crucero I (fully sold), Abril Stores (fully assigned) and Casona de Abril.
(8)	Includes the following properties: 1 unit in Alto Palermo Park, Constitución 1159 and Dique III, and Others IRSA.
(9)	Corresponds to the “Offices and Other Rental Properties” business unit mentioned in Note 4 to the Consolidated Financial Statements.
(10)	The building was occupied on 05/15/09.
(11)	Income from building management fees.

IRSA Inversiones y Representaciones Sociedad Anónima

II. Alto Palermo S.A. (“APSA”): Shopping Centers and Consumer Finance

The following information relates to data extracted from the financial statements of our subsidiary Alto Palermo S.A. (APSA), the company that operates our shopping center business, in which we had a 63.35% interest as of December 31, 2009.

During the six-month period ended on December 31, 2009 our tenants’ sales in our Shopping Centers amounted to Ps. 2,813.2 million. In nominal terms, this amount points to a 27.7% increase compared to the same period of the previous fiscal year. APSA’s tenants same shopping centers sales rose by 11.1% compared to the same period of the previous fiscal year. This increase reflects mainly the strong upsurge in sales during the months of October and November, which went up by 20.8% and 20.3%, respectively, compared to the previous year.

The business success of APSA’s tenants allowed it to maintain the occupancy rates at its Shopping Centers at 98.0% as of December 31, 2009. This level is reflected by a strong increase in its revenues, which amounted to Ps. 252.2 million as of December 31, 2009, 29.2% higher than those recorded in the same period of the previous year.

In addition, the strong generation of results from this segment, reflected by the high quality of its assets and its unparalleled market position, it is shown by the 35.7% increase in operating income for the period, which totaled 139.2 million, compared to the same period of the previous year.

Shopping Centers

	Date of Acquisition	Leaseable Area sqm (1)	APSA´s Effective Interest (3)	Occupancy Rate (2)	Accumulated Rental Income as of December 31 $/000 (4)			Book Value ($ 000) (5)
					2010	2009	2008
Shopping Centers (6)
Alto Palermo	Nov 97	18,629	100.0%	100.0%	46,978	43,743	34,133	145,684
Abasto Shopping (7)	Jul 94	41,100	100.0%	99.8%	44,030	39,225	35,131	167,722
Alto Avellaneda	Nov 97	36,579	100.0%	95.8%	27,674	23,376	19,533	78,338
Paseo Alcorta	Jun 97	14,388	100.0%	99.2%	21,144	20,279	18,919	72,165
Patio Bullrich	Oct 98	11,736	100.0%	99.7%	18,153	15,883	14,584	93,545
Alto Noa Shopping	Mar 95	18,869	100.0%	99.9%	6,967	5,394	4,473	22,500
Buenos Aires Design	Nov 97	13,621	53.7%	100.0%	7,279	6,654	5,883	10,059
Alto Rosario Shopping (7)	Nov 04	28,649	100.0%	97.1%	15,063	12,158	9,896	78,263
Mendoza Plaza Shopping	Dec 94	40,548	100.0%	93.1%	13,459	12,627	11,568	83,104
Fibesa and Others (8)	—	N/A	100.0%	N/A	12,761	10,533	13,208	—
Neuquén (9)	Jul 99	N/A	94.6%	N/A	—	—	—	12,298
Panamerican Mall S.A. (10)	May 09	49,750	80.0%	100.0%	32,028	—	—	575,358
Córdoba Shopping Villa Cabrera	Dec 06	15,541	100.0%	98.3%	6,678	5,412	5,239	67,294

TOTAL SHOPPING CENTERS		289,410	94.5%	98.0%	252,214	195,284	172,567	1,406,330

Notes:

(1)	Total leaseable area in each property. Excludes common areas and parking spaces.-
(2)	Calculated dividing occupied square meters by leaseable area on the last day of the period.-
(3)	APSA’s effective interest in each of its business units. IRSA has a 63.35% interest in APSA.-
(4)	Corresponds to total leases, consolidated as per the RT21 method.-
(5)	Cost of acquisition plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value, plus recovery of allowances if applicable.-
(6)	Through Alto Palermo S.A.
(7)	Excludes Museo de los Niños (3,732 in Abasto and 1,261 in Alto Rosario).-
(8)	Includes revenues from Fibesa S.A., Comercializadora Los Altos S.A. (merged with Fibesa S.A.), and others.
(9)	Land for the development of a shopping center.
(10)	During May 2009, a shopping center, a hypermarket and a movie theater complex were opened. Still pending is the completion of an office building.

IRSA Inversiones y Representaciones Sociedad Anónima

Consumer Finance Segment – Tarshop S.A. Subsidiary

During fiscal year 2009, and as a result of the international financial context then prevailing, Alto Palermo S.A. adopted the decision to strengthen Tarshop’s business. This was performed mainly by means of capital contributions for a total of Ps. 165 million, which increased APSA’s equity interest in Tarshop from 80% to 98.59% as of December 31, 2009. Other actions were carried out to improve the company’s management, including the following:

(i)	Streamlining of the operating structure to gear with the new business context.

(ii)	Revision of cash lending plans and financing of purchases at retail stores.

(iii)	Changes in the Loan Origination Policies.

(iv)	Strengthening of Collection Management scheme.

(v)	Analysis and implementation of new funding tools.

Thanks to the increased stringency in the origination requirements and the measures aimed at controlling portfolio delinquency, the loan portfolio including securitized coupons as of December 31, 2009 amounted to Ps. 543.8 million, 27.4% less than the Ps. 749.0 million portfolio posted in the same period of the previous fiscal year. Delinquent loans past 90 to 180 days represented 3.89% of the portfolio, which shows an improvement since December 2008 in the performance measured by this indicator.

The following chart illustrates the changes in the monthly volume of loan origination:

The following chart illustrates the changes in Loan Balance at the end of each month and the recovery of 3 to 6 month delinquency rates.

IRSA Inversiones y Representaciones Sociedad Anónima

Thus, net revenues decreased 9.6% from Ps. 123.6 million for the six-month period ended December 31, 2008, to Ps. 111.7 million for the same period of the current fiscal year. Gross profit stood at Ps. 60.0 million and the operating result recorded an income of Ps. 14.1 million, which reflects an improvement when compared to the Ps. 113.0 million loss obtained in the six month period ended on December 31, 2008. Net income for the six-month period ended on December 31, 2009 finally amounted to Ps. 10.7 million, continuing the positive trend of the previous quarter. This reflects a recovery in Tarshop S.A.’s results of operations, owing to the measures adopted and the improvement in capitalization combined with a relative stabilization in local financial markets, a decline in the write-off of bad debts and a decrease in operating expenses, confirming the diagnosis we had previously made.

Notwithstanding this recovery, we continue to work toward optimizing Tarshop S.A.’s performance and prepare it to address the current market conditions.

Finally, on December 29, 2009, Alto Palermo S.A. executed a stock purchase agreement with Banco Hipotecario S.A whereby Banco Hipotecario agreed the acquisition of 80% of Tarshop S.A.’s stock capital held by APSA. The transaction is subject to the occurrence of certain events, including the grant of the Argentine Central Bank’s consent, in compliance with the applicable laws.

The transaction price was fixed at US$ 26.8 million, payable as follows: US$ 5.4 million as of the date of execution of the referred agreement, whereas the remaining balance of US$ 21.4 million will be payable within 5 business days after the date the Argentine Central Bank gives notice of its consent to the transaction. Banco Hipotecario is in an unmatched position to endow Tarshop with an operating and financial performance capacity commensurate with its future business needs.

IRSA Inversiones y Representaciones Sociedad Anónima

III. Sales and Developments

In the six-month period ended December 31, 2009, revenues in the Sales and Developments segment amounted to Ps. 137.4 million, compared to Ps. 63.7 million for the same period of the previous fiscal year. This was mainly due to the disposition of offices in non-strategic buildings, including the sale of the “Edificios Costeros” building, located at Olga Cossettini 1553, Dock II, closed during the past quarter. The building was sold for US$ 18.0 million. These transactions were executed for amounts close to US$ 3,000 per square meter, comparable to the sums paid by IRSA to acquire high quality assets such as Edificio República and Torre BankBoston before the current world financial crisis.

In addition, the results from the residential projects under development started to be recognized.

Below, the Company’s principal developments are described:

Caballito Nuevo, City of Buenos Aires. This property, with a surface of 8,404 square meters, is situated in the northern area of Caballito’s residential neighborhood in the City of Buenos Aires. On May 4, 2006, we and Koad S.A. (“Koad”), an Argentine developer, entered into an asset barter agreement valued at US$7.5 million pursuant to which we sold to Koad plot number 36 of “Terrenos de Caballito” in exchange for Koad’s agreement to construct, at its sole expense, a residential complex to be named “Caballito Nuevo”, planned to span over a total area estimated at 28,000 sqm that will accommodate a residential complex consisting of two 34-story towers containing 220 apartments each, consisting of one, two and three room residential units with surface areas ranging from 40 to 85 square meters. The proposed apartment complex is currently expected to offer a wide variety of amenities and services. We estimate that KOAD S.A. will deliver to IRSA the title deed and possession over 118 apartments and 55 parking spaces in Tower 1 in the first half of calendar 2010, roughly equivalent to 25% of IRSA’s own square meters in compliance with the above-mentioned agreement. As result of this operation, KOAD S.A. mortgaged the property up to US$ 7.4 million and make a caution insurance as an additional guarantee of US$ 2.0 million in favor of the Company. The degree of completion for Tower 1 is presently 95%. During 2009 IRSA executed preliminary sales agreements for 53 apartments and 22 parking lots representing 48.95% of the square meters to be received as barter. These transactions were executed for a sales value of about US$ 4.5 million.

Vicente López, Olivos, Province of Buenos Aires. In January 2007, we acquired a company whose main asset is a plot of land located in Vicente Lopez, Province of Buenos Aires, for US$ 21.2 million.

At the same time, a plot of land adjacent to said property was acquired for a purchase price of US$ 15.0 million.

In April 2007, we created CYRSA S.A. in order to have a corporate vehicle to facilitate the development of a specific project together with one or more investors having in-depth knowledge and vast experience in the industry. Also at that time, IRSA and Cyrela (a Brazilian developer company) made contributions to CYRSA which include the plots of land and the debt related to the acquisition of the plot of land mentioned for CYRSA to develop its first project.

CYRSA’s first project, which has been developed in a plot made up by two adjacent blocks in the Vicente López neighborhood, was launched in March 2008 under the name “Horizons”. It is

IRSA Inversiones y Representaciones Sociedad Anónima

one of the most significant developments in Greater Buenos Aires and it will entail a new concept in residential complexes given its emphasis on the use of common spaces. This project includes two complexes with a total of six buildings; one of them facing the river with three 14-floor buildings (the “River” complex) and the other on Avenida del Libertador with three 17-floor buildings (the “Park” complex), totaling 59,000 square meters built for sale distributed in 467 units (including the units to be delivered in exchange for the acquisition of land). With its unique and innovating style in residential complexes, Horizons has 32 amenities, including a meeting room, a work zone, indoor swimming pools, club house and spa, sauna, gym, children room, teen room; theme-park areas; and aerobic trail, to name a few. The showroom was opened to the public in March 2008 with immediate success. As of the date of these financial statements, preliminary sales agreements had been executed for 99% of Cyrsa’s units on sale.

As of December 31, 2009, the degree of progress of the works is above 65.11%, and its conclusion and delivery are expected to occur over the course of fiscal year 2011.

Torres Rosario Project, City of Rosario, Province of Santa Fe. The project, being implemented by our subsidiary Alto Palermo, spans over an entire block, sub-divided into 8 parcels covering approximately 50,000 square meters overall. As of December 31, 2009, a barter was executed over 2 of the 8 parcels with Condominios del Alto S.A. (parcels 2-G and 2-H) with 6 parcels pending sale and amounting to approximately 31,000 square meters of surface area in the aggregate.

The barter of Lot 2-G comprises a total of 7,901 sqm to be applied to the construction of homes in exchange for 15 units to be built with an area of 1,504 sqm and 15 parking lots.

The barter of Lot 2-H comprises 11,687 sqm for sale, 22% of which (3,188 sqm) would be for Alto Palermo as consideration. This area represents 42 units and 47 car spaces.

The degree of progress of the works as of December 31, 2009 is 92% in Parcel 2-G and 23% in Parcel 2-H, and they are estimated to be completed in July 2010 and December 2011, respectively.

El Encuentro. During the second quarter of fiscal year 2010, we received from Desarrolladora El Encuentro S.A., through a subsidiary, 110 functional units located in the residential community known as “El Encuentro” in the District of Tigre, Province of Buenos Aires, under a barter agreement previously executed by us.

Subasta Catalinas. In December 2009, a preliminary purchase agreement was executed in respect of a property located in “Catalinas Norte” in the City of Buenos Aires, adjacent to the office building known as “Torre BankBoston”. The plot extends over an area of 3,649 square meters. The price was fixed in the sum of Ps. 95.0 million, and as of the closing of the second quarter of fiscal year 2010, Ps. 19.0 million had been paid. The remaining balance will be payable at the time of execution of the deed of conveyance of title, scheduled for May 2010.

Sales and Developments

Developments	Date of Acquisition	Estimated Real/Cost (Ps. 000) (1)	Area intended for Sale (sqm) (2)	Total Units/Lots (3)	IRSA’s Effective Interest	Percentage Built	Percentage Sold (4)	Accumulated Sales (Ps. 000) (5)	Accumulated Sales as of December 31 of fiscal years (Ps. 000) (6)			Book Value (Ps. 000) (7)
									2010	2009	2008
Residential Apartments
Torres Renoir (15)	09/09/99	22,861	5,383	28	100.00%	100.00%	100.00%	53,940	142	27,831	—	—
Rosario Plot Barter Receivable (8) (16)	04/30/99	—	4,692	80	63.34%	92.00%	0.00%	—	—	—	—	11,023
Caballito Plots (16)	11/03/97	42,388	9,784	1	50.00%	0.00%	0.00%	—	—	—	—	4,429
Caballito Plot Barter Receivable (Cyrsa) (14)	11/03/97	—	7,451	—	100.00%	0.00%	0.00%	—	—	—	—	21,263
Caballito Plot Barter Receivable (KOAD) (14)	11/03/97	—	6,833	118	100.00%	95.00%	48.95%	—	—	—	—	30,262
Libertador 1703 & 1755 (Horizons) (15)	01/16/07	378,898	59,000	467	50.00%	65.11%	99.00%	—	—	—	—	148,032
Otros Residential Apartments (9)	N/A	231,677	116,513	1,437				366,558	—	3,120	43,023	2,828

Subtotal Residential Apartments		675,824	209,656	2,131				420,498	142	30,951	43,023	217,837

Residential Communities
Abril/Baldovinos (10)	01/03/95	130,955	1,408,905	1273	100.00%	100.00%	99.21%	236,136	4,139	2,531	1,756	2,036
El Encuentro (15)	11/18/97	—	125,889	110	100.00%	100.00%	0.00%	11,830	—	—	—	10,304
Villa Celina I, II & III	05/26/92	4,742	75,970	219	100.00%	100.00%	100.00%	14,028	—	76	—	—

Subtotal Residential Communities		135,697	1,610,764	1,602				261,994	4,139	2,607	1,756	12,340

Undeveloped parcels of land
Puerto Retiro	05/18/97	—	82,051	—	50.00%	0.00%	0.00%	—	—	—	—	54,343
Santa María del Plata	07/10/97	—	715,951	—	90.00%	0.00%	10.00%	31,000	—	—	—	140,414
Pereiraola	12/16/96	—	1,299,630	—	100.00%	0.00%	0.00%	—	—	—	—	21,717
Alcorta Plot (8)	07/07/98	—	1,925	—	63.34%	0.00%	100.00%	22,969	—	—	—	—
Rosario Plot (8)	04/30/99	—	31,000	—	63.34%	0.00%	19.85%	11,072	—	7,644	3,428	16,041
Caballito Mz 35	11/03/97	—	9,784	—	100.00%	0.00%	100.00%	19,152	—	—	—	—
Advance Catalinas Norte	12/17/09	—	3,650	—	100.00%	0.00%	0.00%	—	—	—	—	22,230
Baicom Plot	12/23/09	—	6,905	—	50.00%	0.00%	0.00%	—	—	—	—	4,183
Canteras Natal Crespo	07/27/05	—	4,300,000	—	50.00%	0.00%	0.00%	258	6	—	21	5,706
Berutti Plot (8)	06/24/08	—	3,207	—	63.34%	0.00%	0.00%	—	—	—	—	53,002
Pilar	05/29/97	—	740,237	—	100.00%	0.00%	0.00%	—	—	—	—	3,408
Coto Air Space (8)	09/24/97	—	21,406	—	63.34%	0.00%	0.00%	—	—	—	—	13,188
Torres Jardín IV	07/18/96	—	3,176	—	100.00%	0.00%	0.00%	—	—	—	—	3,030
Caballito Plot (8)	10/01/98	—	23,791	—	63.34%	0.00%	0.00%	—	—	—	—	36,741
Patio Olmos (8)	06/30/08	—	5,147	—	63.34%	100.00%	0.00%	—	—	—	—	32,949
Other undeveloped parcels of land (11)	N/A	—	13,596,833	—				1,041	—	—	—	30,012

Subtotal Undeveloped parcels of land			20,844,693	—				85,492	6	7,644	3,449	436,964

Others
Dique III	09/09/99	—	10,474	N/A	100.00%	0.00%	100.00%	91,638	—	—	14,783	—
Bouchard 551	03/15/07	—	9,946	N/A	100.00%	100.00%	100.00%	108,423	—	—	—	—
Madero 1020	12/21/95	—	5,069	N/A	100.00%	100.00%	100.00%	18,848	71	—	—	—
Della Paolera 265	08/27/07	—	472	N/A	100.00%	100.00%	100.00%	6,850	—	6,850	—	—
Madero 942	08/31/94	—	768	N/A	100.00%	100.00%	100.00%	6,137	—	6,137	—	—
Dock del Plata	11/15/06	—	7,133	N/A	100.00%	100.00%	100.00%	76,562	34,492	6,438	—	—
Libertador 498	12/20/95	—	5,579	N/A	100.00%	100.00%	100.00%	66,332	29,982	—	—	—
Costeros Building	03/20/97	—	5,271	N/A	100.00%	100.00%	100.00%	68,580	68,580
Laminar		—	6,521	N/A	100.00%	100.00%	100.00%	74,510	—	—	—	—
Reconquista 823		—	5,016	N/A	100.00%	100.00%	100.00%	31,535	—	—	—	—
Crucero I Stores		—	192	N/A	100.00%	100.00%	100.00%	2,006	—	—	—	—
Others (12)	N/A	—	7,017	N/A	100.00%	100.00%	99.22%	24,565	—	3,055	—	—

Subtotal Others		—	63,458					575,986	133,123	22,480	14,783	—

TOTAL (13)		811,521	22,728,571	3,733				1,343,970	137,412	63,682	63,011	667,141

IRSA Inversiones y Representaciones Sociedad Anónima

Notes:

(1)	Cost of acquisition plus total investment made and/or planned for apartments and residential communities’ projects developed or being developed (adjusted for inflation as of 02/28/03, if applicable).
(2)	Total area devoted to sales upon completion of the development or acquisition and before the sale of any of the units (including parking and storage spaces though not including common areas). In the case of Land Reserves the land area was considered.
(3)	Represents the total units or plots upon completion of the development or acquisition (excluding parking and storage spaces).
(4)	The percentage sold is calculated dividing the square meters sold by the total saleable square meters, which includes sales as per the preliminary sales agreement for which no deed for the conveyance of title has yet been executed.
(5)	Includes only the cumulative sales consolidated by the RT21 method adjusted for inflation as of 02/28/03.
(6)	Corresponds to the company’s total sales consolidated by the RT4 method adjusted for inflation as of 02/28/03. Excludes turnover tax deduction.
(7)	Cost of acquisition plus improvements, plus capitalized interest of consolidated properties in portfolio as of December 31, 2009, adjusted for inflation as of 02/28/03.
(8)	Through Alto Palermo S.A.
(9)	Includes the following properties: Torres de Abasto through APSA, Torres Jardín, Edificios Cruceros, San Martin de Tours, Rivadavia 2768, Alto Palermo Park, Torre Renoir II barter, Minetti D, Dorrego 1916 and Padilla 902 through IRSA.
(10)	Includes sales of shares in Abril.
(11)	Includes the following land reserves: Terreno Pontevedra, Isla Sirgadero, Terreno San Luis, Mariano Acosta, Merlo, Intercontinental Plaza II through IRSA, Zetol and Vista al Muelle through Liveck, and C.Gardel 3134, C.Gardel 3128, Agüero 596 (fully sold), Zelaya 3102, Conil and Others APSA (through APSA).-
(12)	Includes the following property: Puerto Madero Dock XIII. It also includes income from termination (through IRSA and IBSA) and income due to the reimbursement of common maintenance expenses, stamp tax and associated fees.
(13)	Corresponds to the “Sales and Developments” business unit mentioned in Note 4 to the Consolidated Financial Statements.
(14)	Corresponds to swap receivables disclosed as “Inventories” in the Consolidated Financial Statements.
(15)	Owned by CYRSA S.A.
(16)	Corresponds to swap receivables disclosed as “Inventories” in the Consolidated Financial Statements for parcels “G” and “H”. The degree of physical progress with parcel “G” at December 31, 2009 is 92% and with parcel “H” is 23%.

IRSA Inversiones y Representaciones Sociedad Anónima

IV. Hotels

Income from the Hotel segment dropped by 13.3%, down from Ps. 88.0 million for the first six months of fiscal year 2009 to Ps. 76.3 million for the same period of fiscal year 2010.

This result was mainly attributable to the decrease in average occupancy, which stood at 61.5% compared to 75.1% for the same period of the previous fiscal year, partially offset by the performance of the average rate, which in the first six-month period of fiscal year 2010 reached an average Ps. 667 per room rate, compared to Ps. 642 in the previous period. This drop in the occupancy average can be attributed to Hotel Llao-Llao and Hotel Intercontinental, whose average occupancy levels for the six-month period ended December 31, 2009 were 43.7% and 62.4%, respectively.

The main reason for these indicators is that they drag the cumulative negative results recorded during the first quarter of fiscal year 2010, during which the H1N1 influenza outbreak adversely affected the inflow of tourists. During the second quarter of fiscal year 2010 a reversion in this trend has been observed, and cumulative results for the six-month period ended as of December 31, 2009 have improved.

The following is information about our hotels for the six-month period ended as of December 31, 2009.

	Date of Acquisition	IRSA’s Effective Interest	Number of Rooms	Average Occupancy (1)	Avg. Price per room Ps. (2)	Sales as of December 31 of fiscal year Ps./000			Book value as of 12/31/09 (Ps.000)
Hotels						2010	2009	2008
Intercontinental (3)	11/01/97	76.34%	309	62.4%	617	30,932	31,133	28,385	55,825
Sheraton Libertador (4)	03/01/98	80.00%	200	78.5%	456	18,037	20,583	17,594	41,988
Llao Llao (5)	06/01/97	50.00%	201	43.7%	1,141	27,307	36,260	29,995	82,424
Terrenos Bariloche (5)	12/01/06	50.00%	N/A	N/A	N/A	N/A	N/A	N/A	21,900

Total	—	—	710	61.5%	667	76,276	87,976	75,974	202,137

Notes:

1)	Accumulated average in the six-month period.
2)	Accumulated average in the six-month period.
3)	Through Nuevas Fronteras S.A. (Subsidiary of IRSA)
4)	Through Hoteles Argentinos S.A.
5)	Through Llao Llao Resorts S.A.

V. Investments in Other Companies

Acquisition of Interest in Hersha Hospitality Trust

In August 2009, IRSA and its subsidiaries acquired, for US$ 14.25 million, an equity interest in Hersha Hospitality Trust (“Hersha”) and warrants for the subscription of new shares to be exercised under certain conditions. As a result, IRSA became Hersha’s principal shareholder.

Hersha is a Real Estate Investment Trust (REIT) listed in the New York Stock Exchange (NYSE) under the “HT” symbol that holds majority interests in 73 hotels throughout the United States of America totaling approximately 9,294 rooms. These hotels are rated as “select service” and “upscale hotels” and they are mainly located in the Northeast coast of the US, including New York, New Jersey, Boston, Washington D.C. and Philadelphia, whilst a few are located in northern California and some others in Arizona. These properties are operated under franchises that are leaders and enjoy widespread recognition in their markets, such as Marriott International, Intercontinental Hotel Group, Starwood Hotels, Hilton Hotels Corporation, Global Hyatt Corporation and Choice Hotels International.

IRSA Inversiones y Representaciones Sociedad Anónima

After the closing of the second quarter of fiscal year 2010, IRSA through its subsidiaries subscribed a capital increase in Hersha for US$14.4 million. As a result of this subscription, the stake held by IRSA and its subsidiaries in Hersha amounts to 10.33% of its outstanding stock capital. If the above mentioned warrants are exercised our holding would reach 14.77%.

Acquisition of Shares in Banco Hipotecario S.A.

In line with the groups’ holdings’ consolidation strategy, in December 2009 IRSA acquired, through its subsidiaries, 10,328,193 class D shares of Ps. 1 par value per share of Banco Hipotecario S.A. and 3,238,652 ADRs of Banco Hipotecario S.A., representing 10 class D shares of Ps. 1 par value each, for a total amount of US$ 15.0 million. As a result of this acquisition, IRSA’s direct and indirect interest in Banco Hipotecario reached 26.86% over the issued capital stock.

VI. Financial and other transactions

Consolidated Financial Debt. As of December 31, 2009, the composition of IRSA’s financial debt was as follows:

Description	Outstanding Amount (1)	Issue Currency	Interest Rate	Maturity
Notes (American Law)	150.0	USD	8.5%	February 2017
HASA Secured Loan(2)	5.1	USD	Libor + 700 bps	March 2010
Acquisition Edificio República	26.8	USD	12.1%	April 2013
Acquisition Catalinas Plot	20.0	AR$	0.0%	May 2010
Acquisition BHSA Shares(3) (4)	6.7	USD	0.0%	August 2010
Short Term Debt	31.7	AR$	Variable	< 180 days

Total Deuda IRSA	240.3

APSA’s Debt
Convertible Notes (5)	47.2	USD	10%	July 2014
Series I Notes (American Law)(6)	120.0	USD	7.875%	May 2017
Series II Notes (American Law)(7)	28.9	AR$	11%	June 2012
Series III Notes (Argentine Law)(8)	14.7	AR$	Badlar + 300 bps	May 2011
Series IV Notes (American Law)	6.6	USD	6.75%	May 2011
Acquisition Beruti Plot	4.5	USD	0.0%	February 2010
Acquisition Arcos del Gourmet S.A.	3.7	USD	0.0%	November 2011
Short Term debt (9)	22.3	AR$	Variable	< 180 days

APSA’s Total Debt	247.90

Total Consolidated Debt	488.2

(1)	Stated in USD at the exchange rate of 3.806 AR$ = 1 USD
(2)	Hoteles Argentinos S.A.
(3)	Banco Hipotecario S.A.
(4)	It corresponds to the subsidiary Tyrus S.A.
(5)	As of December 31, 2009 IRSA held a face value of USD 31.7 million

IRSA Inversiones y Representaciones Sociedad Anónima

(6)	As of December 31, 2009 IRSA held a face value of USD 39.6 million and APSA had repurchased a face value of USD 5.0 million
(7)	As of December 31, 2009 IRSA held a face value of USD 15.1 million and APSA had repurchased a face value of 4.8 million
(8)	As of December 31, 2009, our subsidiary Emprendimientos Recoleta S.A. held a face value of AR$ 12.0 million
(9)	Including Tarshop’s debt of AR$ 14.8 million

Payment of dividends. After 10 years, IRSA resumed dividend payments in compliance with the policy proposed by the BOD. This policy provides for payment of 20% of the revenues from the “Office and other” segment as of June 30 of each year or an amount equal to 20% of the net income as of June 30 of each year, whichever is higher. As resolved by its Shareholders’ Meeting and Board Meeting, IRSA made available, as of November 17, 2009, a cash dividend of Ps. 31.7 million, equivalent to 5.5% of the stock capital, and an amount per share (Ps. 1 par value) of Ps. 0.05.

VII. Recent Events

Alto Palermo’s purchase option. On January 14, 2010, IRSA announced the acquisition of an option to purchase Parque Arauco SA’s entire direct and indirect interest in Alto Palermo S.A., which represents 29.6% of Alto Palermo S.A.’s current stock capital. IRSA paid US$ 6 million for the option, which will be considered as an advance payment of the final amount, fixed by both parties in US$ 126 million. The option may be exercised until August 31, 2010, extendable to November 30 of this year.

The company believes that once the transaction is perfected, apart from being an excellent business opportunity it will also imply the consolidation of our position in the Argentine shopping center market, placing us at the forefront of this industry.

VIII. Brief comment on prospects for the next quarter

Our business performance has remained solid, as we successfully went through a hard 2009 thanks to the quality of our assets, and this has translated into high occupancy levels and cash flow generation capacity.

The shopping centers maintain high occupancy levels and adhesion by tenants. The rhythm of sales in the shopping centers recovered during the second quarter of fiscal year 2010 after the deceleration experienced in the first quarter as a consequence of the H1N1 influenza outbreak. Tenants adhere to our new proposals, as shown by Dot Baires’ occupancy levels. We will continue working to improve the services offered to our tenants and consumers, seeking to maintain high occupancy levels and traffic in our shopping centers and sales growth rates. We believe that Alto Palermo is a unique vehicle for accessing the Shopping Center business in Argentina, and that’s why we agreed upon the purchase option for the minority stake held by Parque Arauco S.A., that should be exercised during this year.

As concerns the Consumer Finance business, the first half of the fiscal year saw a profit that is the result of the efforts made in the previous year to streamline and stabilize the business in light of the new economic scenario. We will continue to work with the aim of improving the operating and financial performance of this segment, and in pursuit of this goal we aspire to complete the sales process of Tarshop S.A.’s majority interest to Banco Hipotecario S.A., that will endow Tarshop with an operating and financial performance capacity commensurate with its future business needs.

IRSA Inversiones y Representaciones Sociedad Anónima

As concerns the Office and Rental Properties segment, despite the year-on-year drop in occupancy levels lease revenues have remained firm, both in pesos and dollars. We believe that there is some stagnation in the market in terms of occupancy rates and pricing levels caused by the market conditions and the addition of footage, mainly in the northern area of the City of Buenos Aires and Greater Buenos Aires. To face this, we have a unique premium portfolio in downtown Buenos Aires that awakens interest among top-quality lessees in the market. We will continue working toward maintaining high occupancy levels and optimizing our portfolio mix.

Regarding the Sales and Development segment, we will make progress in the works schedule of the Horizons project through our subsidiary Cyrsa, where we have already started to recognize revenues. As concerns other ventures, we will continue with the sales of the Caballito Nuevo complex, in which work progress stands at 95% in Tower 1, and we will continue to work aimed at launching the project that involves the construction of tower buildings in the property adjacent to Shopping Abasto.

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report

To the Shareholders, President and Board of Directors of

IRSA Inversiones y Representaciones Sociedad Anónima

C.U.I.T.: 30-52532274-9

Legal address: Bolívar 108 – 1st floor

Autonomus City of Buenos Aires

1.	We have reviewed the balance sheet of IRSA Inversiones y Representaciones Sociedad Anónima at December 31, 2009, and the related statements of income, of changes in shareholders’ equity and of cash flows for the six-month period ended December 31, 2009 and 2008 and the supplementary notes 1 to 21 and exhibits A to I. Furthermore, we have reviewed the consolidated balance sheet of IRSA Inversiones y Representaciones Sociedad Anónima with its subsidiaries at December 31, 2009, and the consolidated statements of income and of cash flows for the six-month period ended December 31, 2009 and 2008, which are presented as supplementary information. These financial statements are the responsibility of the Company’s management.

2.	We conducted our review in accordance with standards established by Technical Resolution No. 7 of the Argentine Federation of Professional Councils of Economic Sciences for limited reviews of financial statements. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	Based on our work and examinations of the financial statements of the Company and the consolidated financial statements for the years ended June 30, 2009 and 2008, on which we issued our unqualified report on September 8, 2009, we report that:

a)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima at December 31, 2009 and 2008 and its consolidated financial statements at those dates, set out in point 1., prepared in accordance with accounting standards prevailing in the Autonomous City of Buenos Aires, include all significant facts and circumstances of which we are aware and we have no observations to make on them.

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report (Cont.)

b)	the comparative information included in the basic and consolidated balance sheets and the supplementary notes and exhibits to the attached financial statements arise from the Company´ s financial statements at June 30, 2009.

4.	In accordance with current regulations we report that:

a)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima and its consolidated financial statements have been transcribed to the “Inventory and Balance Sheet Book” and comply, as regards those matters that are within our competence, with the Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from official accounting records carried in all formal respects in accordance with legal requirements;

c)	we have read the business highlights and the additional information to the notes to the financial statements required by sect. 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make; and

d)	at December 31, 2009, the debt accrued in favor of the Argentine Integrated Pension System according to the accounting records amounted to thousands of Ps. 510.7, none of which was claimable at that date.

Autonomous City of Buenos Aires, February 11, 2010.

PRICE WATERHOUSE & CO. S.R.L.	ABELOVICH, POLANO & ASOCIADOS S.R.L.

(Partner)	(Partner)

C.P.C.E.C.A.B.A. Tº 1 Fº 17 Norberto Fabián Montero Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 167 Fº 179	C.P.C.E.C.A.B.A. T° 1 F° 30 José Daniel Abelovich Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 102 F° 191

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ SAÚL ZANG
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: February 19, 2010.